Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

CASECENTRAL, INC.,

GUIDANCE SOFTWARE, INC.,

CLOUD ACQUISITION CORP.

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

solely in its capacity as the Shareholders Representative,

dated as of February 7, 2012

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(continued)

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(continued)

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(continued)

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EXHIBITS

Exhibit A – Form of Shareholder Support Agreement

Exhibit B – Form of Agreement of Merger

Exhibit C – Form of Holder Letter

Exhibit D – Form of Letter of Acknowledgement

Exhibit E – Form of Escrow Agreement

Exhibit F – Form of Resignation

Exhibit G – Form of Shareholder Consent

Exhibit H – Form of Employment Agreement

Exhibit I – Form of Landlord Estoppel

Exhibit J – Form of Non-Competition Agreement

Exhibit K – Form of Exchange Agent Agreement

Exhibit L – Fifth Certificate of Amendment

Exhibit M – Company Carve-Out Plan

Exhibit N – MMV Payoff Letter

Exhibit O – SVB Payoff Letter

Exhibit P – Form of Non-Solicitation Agreement

Exhibit Q – Form of Warrant Termination Agreement

SCHEDULES

Schedule 1.1(a) – Sample Net Working Capital Calculation

Schedule 1.1(b) – Required Consents

Schedule 1.1(c) – Enterprise Month-to-Month Contracts

Schedule 1.1(d) – Enterprise Multi-Year Committed Contracts

Schedule 1.1(e) – Enterprise Single Event Contracts

Schedule 1.1(f) – Channel Single Event Contracts

Schedule 1.1(g) – Permitted Liens

Schedule 1.1(h) – Excluded Persons

Schedule 1.1(i) – Qualifying Customers

Schedule 1.1(j) – Carve-Out Participants

Schedule 3.8(c)(i) – Allocation Schedule (Post-Closing Reduction)

Schedule 3.8(c)(ii) – Allocation Schedule (Post-Closing Addition)

Schedule 6.6(d) – Restricted Stock Awards

Schedule 6.11(a) – Affiliate Contracts Not To Be Terminated

Schedule 6.11(b) – Certain Contracts To Be Terminated

Schedule 6.12 – Closing Date Indebtedness That Is Not Payoff Indebtedness

Schedule 10.2(a)(vii) – Specified Action

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 7, 2012, is made and entered into by and among Guidance Software, Inc., a Delaware corporation (the “Purchaser”), Cloud Acquisition Corp., a California corporation (“Merger Sub,” and together with the Purchaser, the “Purchaser Parties”), CaseCentral, Inc., a California corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Shareholders Representative (as defined below).

W I T N E S S E T H:

WHEREAS, the Purchaser, Merger Sub and the Company desire to enter into this Agreement pursuant to which the Purchaser, Merger Sub and the Company propose that Merger Sub, a wholly owned subsidiary of the Purchaser, will merge with and into the Company (the “Merger”) so that the Company will continue as the surviving corporation of the Merger and will become a wholly owned subsidiary of the Purchaser.

WHEREAS, the respective boards of directors of Purchaser, Merger Sub and the Company have approved and declared advisable the Merger, this Agreement and the other transactions contemplated hereby.

WHEREAS, the Shareholders Representative shall serve as a representative of the Holders (as defined below) as set forth herein.

WHEREAS, in order to further induce the Purchaser to enter into this Agreement, Holders of capital stock of the Company representing a sufficient number of votes for the Required Shareholder Approval (as defined below) have executed Shareholder Support Agreements in the form attached hereto as Exhibit A (“Shareholder Support Agreements”), pursuant to which, among other things, such Holders have agreed to provide the Company Shareholder Approval (as defined below).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

CONSTRUCTION; DEFINITIONS

Section 1.1 Definitions. The following terms, as used herein, have the following meanings:

“Action” means any civil, criminal or administrative action, suit, claim, arbitration, investigation, mediation, hearing, or other proceeding by or before any court or other Governmental Entity.

“Adjusted Initial Carve-Out Payment” means the amount of the Initial Carve-Out Payment, as determined under Section 3.3 and adjusted pursuant to Section 3.8. For purposes of this definition, the portion of such Initial Carve-Out Payment consisting of Purchaser Common Stock shall be valued according to the Purchaser Closing Price.

“Adjusted Initial Merger Consideration Value” means the amount of the Initial Merger Consideration, as determined under Section 3.2 and adjusted pursuant to Section 3.8. For purposes of this definition, the portion of such Initial Merger Consideration consisting of Purchaser Common Stock shall be valued according to the Purchaser Closing Price.

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

“Affiliate Contract” means any Contract between the Company, on the one hand, and any of the directors, officers, shareholders or other Affiliates of the Company, on the other hand.

“Aggregate Pro Rata Share” means, with respect to any Holder or Carve-Out Participant and at any time, the proportion that (a) the portion of the Adjusted Initial Merger Consideration Value, Adjusted Initial Carve-Out Payment and Contingent Consideration Amounts paid or finally determined to be payable to such Holder or Carve-Out Participant pursuant to this Agreement as of such time, including any portion thereof deposited into the Escrow Account (regardless of whether it is disbursed to such Holder or Carve-Out Participant) or withheld, set-off or applied by the Purchaser in accordance with Section 10.9 bears to (b) the sum of the Adjusted Initial Merger Consideration Value, the Adjusted Initial Carve-Out Payment and aggregate Contingent Consideration Amounts paid or finally determined to be payable to the Holders and Carve-Out Participants pursuant to this Agreement as of such time. For the avoidance of doubt, the Contingent Consideration Amounts paid or finally determined to be payable to the Holders and Carve-Out Participants pursuant to this Agreement do not include any amounts payable to MMV or Heller pursuant to Section 3.10(h)(i).

“Ancillary Agreements” means the Agreement of Merger, the Escrow Agreement, the Shareholder Support Agreements, the Employment Agreements, the Non-Competition Agreement, the Exchange Agent Agreement, the Shareholder Consent, the Fifth Certificate of Amendment, the Company Carve-Out Plan, the MMV Payoff Letter, the SVB Payoff Letter, the Non-Solicitation Agreements, the Warrant Termination Agreement and any other exhibit, schedule, certificate, agreement, document or instrument required to be entered into by the Purchaser, Merger Sub, the Company or the Shareholders Representative in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, the term “Ancillary Agreements” shall not include any Holder Letter or Letter of Acknowledgement.

“Articles Amendment” means the amendments to the Articles of Incorporation to be approved by the Holders on or prior to the Closing Date pursuant to the Fifth Certificate of Amendment.

“Articles of Incorporation” means the Third Amended and Restated Articles of Incorporation of the Company, as amended by the Certificate of Amendment of the Third Amended and Restated Articles of Incorporation of the Company dated January 10, 2003, the Second Certificate of Amendment of the Third Amended and Restated Articles Incorporation of

the Company dated April 11, 2003, the Third Certificate of Amendment of the Third Amended and Restated Articles of Incorporation of the Company dated December 22, 2005, the Fourth Certificate of Amendment of the Third Amended and Restated Articles of Incorporation of the Company dated March 29, 2010, and, if the Company Shareholder Approval is obtained, the Fifth Certificate of Amendment.

“Blue Sky Laws” means state securities or “blue sky” laws.

“Bookings” means fully executed contracts for the sale or licensing of software that will result in CaseCentral SAAS Revenues and/or Qualifying EnCase eDiscovery Revenues.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the city of Los Angeles, California or the city of New York, New York.

“Bylaws” means the Second Amended and Restated Bylaws of the Company.

“Carve-Out Participant Allocation Percentage” means, as of any date, a percentage equal to the lesser of (a) three percent (3%) and (b) (i) the aggregate of the allocation percentages (as set forth in Part 2 of Schedule 1.1(j)) of the Carve-Out Participants eligible to receive payments under the Management Carve-Out Plan as of such date, (ii) multiplied by three percent (3%).

“Carve-Out Participants” means the individuals set forth in Schedule 1.1(j).

“CaseCentral Cloud Application” means the Company’s private cloud-based hosted review software based on Company Proprietary Information in existence as of the Closing Date (and any new versions of such software developed after the Closing Date based on Company Proprietary Information in existence as of the Closing Date, but only to the extent so based thereon). For the avoidance of doubt, in the event that the CaseCentral Cloud Application is bundled with any other software, “CaseCentral Cloud Application” shall not include such other software.

“CaseCentral SAAS Revenues” means revenues of the Purchaser and its Subsidiaries (or, for periods prior to the Effective Time, the Company), measured on a consolidated basis, to the extent from fees paid to such Person by customers to use the CaseCentral Cloud Application, whether based on the volume of data hosted, the number of seats used, the number of law firms permitted access to the CaseCentral Cloud Application, the number of cases hosted or other subscription or software license terms. CaseCentral SAAS Revenues shall not include revenues to the extent from data processing, professional services or the use of software other than the CaseCentral Cloud Application. In cases in which the Purchaser or its Subsidiaries (or, for periods prior to the Effective Time, the Company) have offered bundled pricing to customers for use of the CaseCentral Cloud Application and data processing or professional services, the revenues therefrom shall be allocated to the use of the CaseCentral Cloud Application and the data processing or professional services based on the relative fair value of each such service in accordance with GAAP. In cases in which the Purchaser or its Subsidiaries (or, for periods prior to the Effective Time, the Company) have offered bundled pricing to customers for use of the CaseCentral Cloud Application and other software of the Purchaser or its Subsidiaries, the revenues therefrom shall be allocated to the use of the CaseCentral Cloud Application and such other software based on the relative undiscounted stand-alone prices of the respective software charged by the Purchaser or its Subsidiaries. Notwithstanding the foregoing, CaseCentral SAAS Revenues shall not include any revenues from contracts in existence as of the Closing Date, except for the revenues from the following contracts (allocated in accordance with the second to last sentence): (a) Enterprise Multi-Year Committed Contracts, (b) Enterprise Month-to-Month Contracts, (c) Enterprise Single Event Contracts and (d) Channel Single Event Contracts with Baker Botts L.L.P or Adams Holcomb LLP. For the avoidance of doubt, CaseCentral SAAS Revenues shall not include any revenues from Channel Single Event Contracts with law firms, other than as described in foregoing clause (d).

“Cash and Cash Equivalents” means, as of a given determination date, without duplication, all cash and all cash equivalents as determined in accordance with GAAP. For the avoidance of doubt, Cash and Cash Equivalents shall include, without limitation, the cash deposit securing the standby letter of credit with respect to the Company’s San Francisco facility, regardless of the fact that such deposit may be considered restricted cash.

“Cash Percentage” means (a) prior to the final determination of the adjustments pursuant to Section 3.8, a percentage equal to (i) the amount of the Initial Cash Consideration, divided by (ii) the Initial Merger Consideration Value; and (b) from and after the final determination of the adjustments pursuant to Section 3.8, a percentage equal to (i) the amount of the Initial Cash Consideration, as subsequently adjusted pursuant to Section 3.8, divided by (ii) the Adjusted Initial Merger Consideration Value.

“CERCLA” means the United States Comprehensive Environmental Response, Compensation and Liability Act and the rules and regulations promulgated thereunder.

“Change of Control” means the closing of a transaction or series of transactions, with respect to (a) any merger, consolidation or business combination of the Purchaser in which the stockholders of the Purchaser immediately prior to such transaction own less than fifty percent (50%) of the total voting power of all voting securities of the surviving entity (or its ultimate parent) outstanding immediately after such transaction; (b) any sale, transfer or disposition of all or substantially all of the assets of the Purchaser and its Subsidiaries to another Person that is not an Affiliate of the Purchaser (other than an Excluded Person); or (c) any other transaction, including the sale by the Purchaser of new capital stock or a transfer of capital stock of the Purchaser, the result of which any Person or group (within the meaning of Section 13(d)(3) of the Exchange Act) (other than the Excluded Persons) directly or indirectly acquire or hold greater than a fifty percent (50%) of the total voting power in the Purchaser. For the avoidance of doubt, no issuance or transfer of capital stock to, or increase in the total voting power or percentage of outstanding capital stock held by, an Excluded Person shall be deemed to be a “Change of Control”.

“Channel Single Event Contracts” means the contracts listed on Schedule 1.1(f).

“Closing” means the consummation of the transactions contemplated by Article II of this Agreement, as set forth in Article VIII of this Agreement.

“Closing Balance Sheet” means the balance sheet of the Company as of immediately prior to the Closing, as prepared pursuant to Section 3.9(a).

“Closing Date” means the date on which the Closing occurs.

“Closing Date Indebtedness” means with respect to the Company, as of immediately prior to the Closing, (a) all Liabilities or obligations of the Company for borrowed money, whether classified as long-term or short-term, (b) any other Liabilities or obligations owed by the Company under any credit agreement or facility, or evidenced by any note, bond, debenture or other debt security or instrument made or issued by the Company, (c) all Liabilities or obligations of the Company for the deferred purchase price of property or services, (d) all Liabilities or obligations of the Company under interest rate cap, swap, collar or similar transactions or currency or commodity hedging transactions (valued at the termination value thereof), (e) all Liabilities or obligations of the Company under conditional sale or other title retention agreements relating to any property purchased by the Company, (f) all letters of credit or performance bonds issued for the account of the Company; provided, that for the avoidance of doubt, that certain standby letter of credit securing the Company’s obligations under the lease of its San Francisco facility shall not constitute Closing Date Indebtedness, (g) all guarantees and keepwell arrangements of the Company of any indebtedness of the type described in this definition of any other Person, (h) all Liabilities or obligations of the Company arising from bank overdrafts, (i) all Liabilities or obligations of the Company with respect to vendor advances or any other advances to such Person, (j) all deferred revenue of the Company, and (k) all interest, premium, prepayment penalties, fees or any defeasance or other costs or expenses payable in respect of any of the foregoing as if it were paid or satisfied in full as of immediately prior to the Closing. Notwithstanding the foregoing, Closing Date Indebtedness shall not include (i) any accounts payable or other accrued current liabilities (which, for the avoidance of doubt, shall not be deemed to include the short-term portion of any indebtedness for borrowed money) of the Company, (ii) any indebtedness or liabilities that the Purchaser or Merger Sub cause the Company to incur at the Closing that did not previously exist, (iii) deferred tax liabilities of the Company for book-tax differences, or (iv) obligations of the Company under equipment and software leases listed on Section 4.7(a) of the Company Disclosure Schedule.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commercially Available Software” means any software that is made commercially available by a third party pursuant to standard shrinkwrap, click-through or click-wrap license terms, service terms or terms of use with an aggregate annual license fee of no more than $25,000.

“Common Stock” means the Common Stock of the Company, par value $0.001 per share.

“Common Stockholder” means a holder of Common Stock immediately prior to the Effective Time.

“Company Audited Balance Sheet” means the audited balance sheet of the Company as of December 31, 2010.

“Company Audited Financial Statements” means (a) the Company Audited Balance Sheet and the audited statements of operations, cash flows and stockholders’ deficit of the Company for the year then ended, and (b) the audited balance sheet of the Company as of December 31, 2009 and the audited statements of operations, cash flows and stockholders’ deficit of the Company for the year then ended.

“Company Benefit Plan” means each Employee Benefit Plan maintained, participated in or sponsored by the Company, or to which the Company contributes or is obligated to contribute, or with respect to which the Company has or may have any liability (actual or contingent, direct or indirect).

“Company Capital Stock” means Common Stock, Preferred Stock and any other capital stock of the Company.

“Company Carve-Out Plan” means the Company’s Management Carve-Out Plan as approved by the Company’s Board of Directors concurrently herewith in the form attached hereto as Exhibit M.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to the Purchaser in connection with this Agreement.

“Company Equity Plans” means the 1999 Stock Incentive Plan of the Company and the 2009 Stock Plan of the Company.

“Company Financial Statements” means the Company Audited Financial Statements and the Company Unaudited Financial Statements.

“Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Leases” means all leases, licenses, subleases, other occupancy agreements or other agreements pursuant to which the Company is a lessee or licensee or otherwise uses, occupies or possesses any or all of the Leased Real Property, and all amendments, modifications, extensions or supplements thereto or guaranties thereof.

“Company Licensed Intellectual Property” means any and all Intellectual Property that a third party has licensed to the Company for use on either an exclusive or non-exclusive basis, other than Commercially Available Software.

“Company Material Adverse Effect” means, with respect to the Company, any event, development, change, circumstance, state of facts or effect that is, or would reasonably be expected to be, materially adverse to (a) the assets and Liabilities (taken as a whole), business, results of operations or condition (financial or otherwise) of the Company; provided, however, that the impact of the following shall not be taken into account in determining whether there has been or will be a Company Material Adverse Effect under this clause (a): (i) changes in conditions in the industry in which the Company operates, (ii) changes in conditions in the U.S. or global economy, capital or financial markets generally, including, without limitation, changes in interest or exchange rates, (iii) changes in legal, tax, accounting, regulatory, political or business conditions that, in each case, generally affect the industry in which the Company participates, (iv) acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country, (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country, (vi) any failure, in and of itself, by the Company to meet any forecast, projection or estimate (it being understood that any event, development, change, circumstance, state of facts or effect giving rise to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect), (vii) acts by the Company carried out at the express written request of the Purchaser; provided that this Agreement and the Ancillary Agreements do not constitute such a request, (viii) the taking of any action expressly required by the terms of this Agreement (other than Section 6.1) or (ix) the failure to take any action by the Company if that action is prohibited by Section 6.1 to the extent that the Purchaser fails to give its consent after receipt of a written request therefor from the Company; except in the case of clauses (i), (ii), (iii), (iv) and (v), to the extent the Company is disproportionately affected by such event, development, change, circumstance, state of facts or effect compared to persons engaged in the business in which the Company operates, or (b) the Company’s ability to consummate the Merger or other transactions contemplated by this Agreement or the Ancillary Agreements.

“Company Owned Intellectual Property” means any and all Intellectual Property that is owned by or purported to be owned by the Company.

“Company Proprietary Information” means the patents, patent applications, copyrights and trade secrets that are owned by the Company as of the Closing Date.

“Company Registered Intellectual Property” means the applications, registrations and filings for Intellectual Property that have been registered, filed, certified or otherwise perfected or recorded, with or by any Governmental Entity, by or in the name of the Company (including all Internet domain names).

“Company Shareholder Approval” means (a) the approval of the Merger by (i) the holders of not less than a majority of the outstanding shares of Common Stock and Preferred Stock, voting together as a single class on an as-converted-to-common-stock basis, (ii) the holders of not less than a majority of the outstanding shares of Common Stock, voting together as a single class, and (iii) the holders of not less than a majority of the outstanding shares of Preferred Stock, voting together as a single class; and (b) the approval of the Articles Amendment by (i) the holders of not less than a majority of the outstanding shares of Common Stock and Preferred Stock, voting together as a single class on an as-converted-to-common-stock basis, (ii) the holders of not less than a majority of the outstanding shares of Common Stock, voting together as a single class, and (iii) the holders of not less than a majority of each series of the outstanding shares of Preferred Stock, voting separately as a class.

“Company Unaudited Balance Sheet” means the unaudited balance sheet of the Company as of December 31, 2011.

“Company Unaudited Financial Statements” means the unaudited balance sheet of the Company as of December 31, 2011 and the unaudited statements of operations, cash flows and stockholders’ deficit of the Company for the year ended December 31, 2011.

“Company’s Knowledge”, “Knowledge of the Company” or “Known to the Company” means to the actual knowledge of each of the Key Employees, Peter Kruse, Melicent Castillo or Robert Fisher, in each case after reasonable inquiry of such person’s direct reports.

“Contingent Consideration Amounts” mean each installment of the Contingent Consideration, the Termination Amount and/or the Change of Control Amount paid or finally determined to be payable pursuant to Section 3.10(d), (e), (f) or (g), including any portion thereof withheld, set-off or applied by the Purchaser in accordance with Section 10.9.

“Contingent Consideration Termination Date” means the earliest of (a) the date on which the amount of the Contingent Consideration for the Third Earn-out Period has been deposited into the Exchange Fund in accordance with Section 3.10(d), including any portion thereof initially withheld by the Purchaser but subsequently deposited into the Exchange Fund in accordance with Section 10.9 (or, in the event that no Contingent Consideration is finally determined to be payable for the Third Earn-out Period, the date on which the CaseCentral SAAS Revenues for the Third Earn-out Period has become final, conclusive and binding on the parties as provided in Section 3.10(c)), (b) the date on which the Purchaser has deposited the Termination Amount into the Exchange Fund in accordance with Section 3.10(e), including any portion thereof initially withheld by the Purchaser but subsequently deposited into the Exchange Fund in accordance with Section 10.9 and (c) the date on which the Purchaser (or the Person acquiring the Purchaser in a Change of Control of the Purchaser) has deposited the Change of Control Amount into the Exchange Fund in accordance with Section 3.10(f) or (g), including any portion thereof initially withheld by the Purchaser but subsequently deposited into the Exchange Fund in accordance with Section 10.9.

“Contingent Per Share Amount” means, with respect to any Contingent Consideration Amount deposited into the Exchange Fund pursuant to Section 3.10(d), (e), (f) or (g), if any, cash in an amount (which shall not be less than zero (0)) equal to (a) the portion of such Contingent Consideration Amount allocated to the Holders pursuant to Section 3.10(h)(ii)(A), divided by (b) the number of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time (calculated on an as-converted-to-common-stock basis).

“Contract” means any oral or written contract, agreement, commitment, lease, purchase order, service order, license, mortgage, indenture, note, bond, concession agreement, franchise agreement or other agreement, including all amendments thereto.

“Control” means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Earn-out Period” means any of the First Earn-out Period, the Second Earn-out Period or the Third Earn-out Period, as applicable.

“Employee Benefit Plan” means (a) each employment, consulting, noncompetition, nondisclosure, nonsolicitation, severance, termination, pension, retirement, supplemental retirement, excess benefit, profit sharing, bonus, incentive, deferred compensation, retention, transaction, change in control and similar plan, program, arrangement, agreement, policy or commitment, (b) each stock option, restricted stock, deferred stock, performance stock, stock appreciation, stock unit, phantom stock or other equity or equity-linked plan, program, arrangement, agreement, policy or commitment, (c) each savings, life, health, disability, accident, medical, retiree medical, dental, vision, cafeteria, insurance, flex spending, adoption/dependent/employee assistance, tuition, vacation, paid-time-off, other welfare fringe benefit and other employee compensation plan, program, arrangement, agreement, policy or commitment, including in each case, each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any trust, escrow, funding, insurance or other agreement related to any of the foregoing.

“Employment Agreements” means those certain Employment Agreements, dated as of the date of this Agreement, between the Purchaser and each of the Key Employees in the form attached hereto as Exhibit H.

“EnCase eDiscovery” means the Purchaser’s e-discovery software based on Purchaser Proprietary Information in existence as of the Closing Date (and any new versions of such software developed after the Closing Date based on Purchaser Proprietary Information in existence as of the Closing Date, but only to the extent so based thereon). For the avoidance of doubt, in the event that EnCase e-Discovery is bundled with any other software, “EnCase eDiscovery” shall not include such other software.

“Enterprise Month-to-Month Contract” means the contracts listed on Schedule 1.1(c).

“Enterprise Multi-Year Committed Contract” means the contracts listed on Schedule 1.1(d).

“Enterprise Single Event Contract” means the contracts listed on Schedule 1.1(e).

“Environmental Laws” means all Laws (including consent decrees and administrative orders) relating to health, safety, industrial hygiene, waste disposal, or the protection of health or the environment, including, without limitation, CERCLA, the federal Superfund Amendments and Reauthorization Act of 1986, the federal Resource Conservation and Recovery Act of 1976, the federal Clean Air Act, the federal Water Pollution Control Act and federal Clean Water Act of 1977, the federal Insecticide, Fungicide and Rodenticide Act, the federal Pesticide Act of 1978, the federal Toxic Substances Control Act, the federal Safe Drinking Water Act, the federal Hazardous Materials Transportation Act, and all amendments thereto and regulations adopted and publications promulgated pursuant thereto.

“Environmental Permits” means any Permit required for the operation of the Company under applicable Environmental Laws.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any entity (whether or not incorporated) other than the Company that is (or at any relevant time was) a member of a “controlled group of corporations”

with, under common control with, or a member of an “affiliated service group” with, the Company under Section 414(b), (c), (m) or (o) of the Code.

“Estimated Cash and Cash Equivalents” means the estimated Cash and Cash Equivalents of the Company as of immediately prior to the Closing, as set forth in the Estimated Cash and Cash Equivalents Statement to be delivered by the Company pursuant to Section 3.4.

“Estimated Closing Date Indebtedness” means the estimated Closing Date Indebtedness as of immediately prior to the Closing, as set forth in the Payoff Letters and the Loan Payoff Statement to be delivered by the Company pursuant to Section 3.4 or derived from the Estimated Closing Balance Sheet to be delivered by the Company pursuant to Section 3.8(a).

“Estimated Net Working Capital” means the estimated Net Working Capital as of immediately prior to the Closing, as derived from the Estimated Closing Balance Sheet to be delivered by the Company pursuant to Section 3.8(a).

“Estimated Transaction Expenses” means the estimated Transaction Expenses as of the Effective Time, as set forth in the Estimated Transaction Expense Statement to be delivered by the Company pursuant to Section 3.4(c).

“Exchange Act” means the Securities Exchange Act of 1934, as it may be amended from time to time, and the rules and regulations promulgated thereunder.

“Excluded Person” means any of the Persons listed on Schedule 1.1(h).

“Fifth Certificate of Amendment” means the Fifth Certificate of Amendment of the Third Amended and Restated Articles of Incorporation of the Company substantially in the form attached hereto as Exhibit L.

“Final Carve-Out Payment” means (a) the Adjusted Initial Carve-Out Payment, plus (b) the Contingent Consideration Amounts paid or finally determined to be payable to the Carve-Out Participants in their capacities as such in accordance with Section 3.10(h)(ii)(B), if any (including any such Contingent Consideration Amounts that have been paid or finally determined to be payable to the Carve-Out Participants but have been withheld, set-off or applied in accordance with Section 10.9)).

“Final Cash and Cash Equivalents” means the final Cash and Cash Equivalents of the Company as of immediately prior to the Closing, as determined pursuant to Section 3.9, which has become final, conclusive and binding upon the parties in accordance with the provisions of Section 3.9.

“Final Closing Date Indebtedness” means the final Closing Date Indebtedness as of immediately prior to the Closing, as determined pursuant to Section 3.9, which has become final, conclusive and binding upon the parties in accordance with the provisions of Section 3.9.

“Final Merger Consideration” means (a) the Adjusted Initial Merger Consideration Value, plus (b) the Contingent Consideration Amounts paid or finally determined to be payable to the Holders in accordance Section 3.10(h)(ii)(A), if any (including any such Contingent

Consideration Amounts that have been paid or finally determined to be payable to the Holders but have been withheld, set-off or applied in accordance with Section 10.9)).

“Final Net Working Capital” means the final Net Working Capital as of immediately prior to the Closing as derived from the Final Closing Balance Sheet, as determined pursuant to Section 3.9, which has become final, conclusive and binding upon the parties in accordance with the provisions of Section 3.9.

“Final Transaction Expenses” means the final Transaction Expenses, as determined pursuant to Section 3.9, which has become final, conclusive and binding upon the parties in accordance with the provisions of Section 3.9.

“First Earn-out Period” means the period of four consecutive calendar quarters commencing on the first day of the first calendar quarter (i.e., the first April 1, July 1, October 1 or January 1) after the Closing Date.

“GAAP” means generally accepted accounting principles as applied in the United States of America, as in effect on the date of this Agreement.

“Governmental Entity” means any federal, state, local or foreign government or any court, arbitrator, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.

“Hazardous Materials” means any and all of the following: (a) any chemical, compound, material, mixture or substance that is now or hereafter defined or listed in, or otherwise classified pursuant to, any Environmental Laws as a “hazardous substance”, “hazardous material”, “hazardous waste”, “extremely hazardous waste”, “acutely hazardous waste”, “radioactive waste”, “infectious waste”, “biohazardous waste”, “toxic substance”, “pollutant”, “toxic pollutant”, “contaminant”, or any formulation not mentioned herein intended to define, list, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, reproductive toxicity, “EP toxicity”, or “TCLP toxicity”; (b) petroleum or any fraction thereof, natural gas, natural gas liquids, liquefied natural gas, synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas) and ash produced by a resource recovery facility utilizing a municipal solid waste stream, and drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas, or geothermal resources; (c) asbestos in any form; (d) urea formaldehyde foam insulation; (e) PCBs; (f) radon; and (g) any other chemical, material, or substance exposure to which is limited or regulated by any Governmental Entity because of its quantity, concentration, or physical or chemical characteristics, or which poses a significant present or potential hazard to human health or safety or to the environment if released into the workplace or the environment.

“Heller” means Heller Financial Leasing, Inc., a Delaware corporation.

“Heller Warrants” means (a) that certain Warrant to Purchase Shares of Preferred Stock, dated as of December 30, 2003, issued by the Company to Heller and (b) that certain Warrant to Purchase Shares of Preferred Stock, dated as of May 28, 2003, issued by the Company to Heller.

“Holder Allocation Percentage” means, as of any date, a percentage equal to one hundred percent (100%), minus the Carve-Out Participant Allocation Percentage as of such date.

“Holders” means holders of the Company’s Capital Stock, including the Common Stockholders and the Preferred Stockholders, in each case, as of immediately prior to the Effective Time.

“Incremental Bookings Target Amount” means (a) with respect to the First Earn-out Period, Eight Million Six Hundred Thousand Dollars ($8,600,000), (b) with respect to the Second Earn-out Period, Twenty Eight Million Six Hundred Thousand Dollars ($28,600,000) and (c) with respect to the Third Earn-out Period, Fifty Seven Million One Hundred Fifty Thousand Dollars ($57,150,000). Notwithstanding the foregoing, in the event that the CaseCentral SAAS Revenues for any Earn-out Period is calculated using any accounting methods, practices, principles, policies or procedures (including classifications, judgments or valuations or estimation methodologies) that were not used in the preparation of the Company Audited Financial Statements, then the “Incremental Bookings Target Amount” shall be correspondingly adjusted based on the application of such methods, practices, principals, policies or procedures.

“Incremental Bookings Value” means, as of the date of an Excluded Person Acquisition, the aggregate amount of incremental CaseCentral SAAS Revenues and/or Qualifying EnCase eDiscovery Revenues in excess of the Revenues Target Amount, if any, that would be realized during the Earn-out Period in which such Excluded Person Acquisition Person occurred, upon performance of the Bookings in existence as of such date in accordance with their terms.

“Individual Holding” is defined in the Escrow Agreement.

“Initial Merger Consideration Value” means the amount of the Initial Merger Consideration. For purposes of this definition, the portion of the Initial Merger Consideration consisting of Purchaser Common Stock shall be valued according to the Purchaser Closing Price.

“Initial Per Series A Share Amount” means cash and a number of shares of Purchaser Common Stock (valued at the Purchaser Closing Price) in an amount equal to (a) the Series A Ratable Portion of the Series A and B Initial Merger Consideration, divided by (b) the number of shares of Series A Preferred Stock outstanding as of immediately prior to the Effective Time. For purposes of determining the amount of cash and the number of shares of Purchaser Common Stock constituting the Initial Per Series A Share Amount, the Cash Percentage of the Initial Per Series A Share Amount shall be cash and the Stock Percentage of the Initial Per Series A Share Amount shall be shares of Purchaser Common Stock (valued at the Purchaser Closing Price).

“Initial Per Series B Share Amount” means cash and a number of shares of Purchaser Common Stock (valued at the Purchaser Closing Price) in an amount equal to (a) the Series B Ratable Portion of the Series A and B Initial Merger Consideration, divided by (b) the number of shares of Series B Preferred Stock outstanding as of immediately prior to the Effective Time. For purposes of determining the amount of cash and the number of shares of Purchaser Common Stock constituting the Initial Per Series B Share Amount, the Cash Percentage of the Initial Per

Series B Share Amount shall be cash and the Stock Percentage of the Initial Per Series A Share Amount shall be shares of Purchaser Common Stock (valued at the Purchaser Closing Price).

“Initial Per Series C Share Amount” means cash and a number of shares of Purchaser Common Stock (valued at the Purchaser Closing Price) in an amount equal to the Liquidation Preference of the Series C Preferred Stock. For purposes of determining the amount of cash and the number of shares of Purchaser Common Stock constituting the Initial Per Series C Share Amount, the Cash Percentage of the Initial Per Series C Share Amount shall be cash and the Stock Percentage of the Initial Per Series C Share Amount shall be shares of Purchaser Common Stock (valued at the Purchaser Closing Price).

“Initial Per Series D Share Amount” means cash and a number of shares of Purchaser Common Stock (valued at the Purchaser Closing Price) in an amount equal to the Liquidation Preference of the Series D Preferred Stock. For purposes of determining the amount of cash and the number of shares of Purchaser Common Stock constituting the Initial Per Series D Share Amount, the Cash Percentage of the Initial Per Series D Share Amount shall be cash and the Stock Percentage of the Initial Per Series D Share Amount shall be shares of Purchaser Common Stock (valued at the Purchaser Closing Price).

“Initial Pro Rata Share” means, with respect to any Holder or Carve-Out Participant, the proportion that (a) the portion of the Initial Merger Consideration Value and/or Initial Carve-Out Payment, as the case may be, paid or finally determined to be payable to such Holder or Carve-Out Participant pursuant to this Agreement bears to (b) the Initial Payment.

“Intellectual Property” means any and all rights in or affecting intellectual or industrial property or other proprietary rights, existing now or in the future in the United States or anywhere in the universe. Intellectual Property includes, without limitation, any and all rights in, to, or subsisting in the following:

(a) all issued patents, reissued or reexamined patents, revivals of patents, divisions, continuations and continuations-in-part of patents, all renewals and extensions thereof utility models, and certificates of invention, regardless of country or formal name;

(b) all published or unpublished nonprovisional and provisional patent applications, including the right to file other or further applications, reexamination proceedings, invention disclosures and records of invention;

(c) all copyrights, copyrightable works, semiconductor topography and mask work rights, including, without limitation, all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and ownership of copyrightable works, the right to create derivative works, and all applications for registration, registrations, renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions;

(d) all trademarks, service marks, logos, trade names, domain names, 1-800, 1-888, 1-877 and other “vanity” telephone numbers, together with the goodwill of the business associated therewith, all applications for registration and registrations thereof, renewals thereof, the right to bring opposition and cancellation proceedings and any and all rights under the laws of trade dress;

(e) all proprietary information and materials, whether or not patentable or copyrightable, and whether or not reduced to practice, including without limitation all technology, ideas, research and development, inventions, designs, drawings, patterns, specifications, processes, know-how, formulae, customer and supplier lists, shop rights, trade secrets, confidential information, technical data, databases, data compilations and collections, computer programs and software; and

(f) the right to file applications and obtain registrations, and all rights arising therefrom and pertaining thereto.

“Key Employee” means Christopher Kruse, Sanjay Mehta, Peter Gaffney and Steve D’Alencon.

“Landlord” means the “landlord” or “lessor” or equivalent under any or all of the Company Leases.

“Landlord Estoppel” means an estoppel in the form attached hereto as Exhibit I.

“Laws” means all laws, statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, policies, Permits, licenses, injunctions, writs, awards and decrees of, or issued by, any Governmental Entity.

“Leased Premises” means those premises located within buildings or on real property and described in the Company Leases.

“Leased Real Property” means the Leased Premises and the Leased Real Property Improvements and all rights, easements and privileges appertaining or relating to such Leased Premises and Leased Real Property Improvements.

“Leased Real Property Improvements” means all improvements owned by the Company located on or affixed to any Leased Premises, including, without limitation, all buildings (together with any and all loading docks, parking lots, garages and other facilities serving any such buildings), mechanical systems, fixtures, facilities, equipment, conduits, motors, appliances, air compressors, air lines, gas-fixed unit heaters, baseboard heating systems, water heaters and water coolers, plumbing fixtures, lighting systems (including all fluorescent and mercury vapor fixtures), transformers, switches, furnaces, bus ducts, controls, risers, facilities, installations and sprinkling systems to provide fire protection, security, heat, air conditioning, ventilation, exhaust, electrical power, light, telephone, storm drainage, gas, plumbing, refrigeration, sewer and water thereto, all internet exchange facilities, telecommunications networks and facilities base IP, conduits, fiber optic cables, all cable television fixtures and antenna, elevators, escalators, incinerators, disposals, landscaping, site improvements, construction work in progress (including building materials located on or at the Leased Premises or intended to be used in such construction work), and other fixtures, equipment, motors and machinery located in or upon any Leased Premises and other improvements located on the Leased Premises now or prior to Closing.

“Liability” or “Liabilities” means with respect to any Person, any indebtedness, liability or other obligation of any kind or character, whether fixed or unfixed, known or unknown, asserted or unasserted, secured or unsecured, matured or unmatured, accrued or unaccrued, liquidated or unliquidated, joint or several, due or to become due, incurred, absolute, contingent or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Liens” mean all mortgages, deed of trust, liens, pledges, security interests, charges and encumbrances of any nature whatsoever.

“Liquidation Preference” means, with respect to each series of Preferred Stock, the dollar amount per share payable to the holder of shares of such series of Preferred Stock upon the occurrence of a liquidation, dissolution or winding up of the Company in accordance with the Articles of Incorporation.

“Loan Pay-Off Amount” means, with respect to each item of Payoff Indebtedness, the amount required to pay off each such item of Payoff Indebtedness.

“Losses” means (a) all losses, damages, Liabilities, judgments, fines, penalties, costs and expenses, (b) all amounts paid incident to any compromise or settlement (made in compliance with this Agreement) of any Action, (c) all reasonable costs and expenses of investigating any such Action and (d) all reasonable attorneys’, experts’, consultants’ and other similar fees incurred in connection therewith. Notwithstanding the foregoing, “Losses” shall not include any consequential, punitive or exemplary damages, except, in each case, where such damages are recovered by a third party from an Indemnified Party in connection with Losses indemnified hereunder.

“Material Contract” means each Contract to which the Company is a party that constitutes any of the following:

(a) a Contract that provides for (or provided for) payments or income to the Company of $50,000 or more for either the twelve (12) months ended December 31, 2011 or the twelve (12) months ending December 31, 2012;

(b) a Contract that provides for payments or expenses by the Company of $50,000 or more with respect to the twelve (12) month period ending on December 31, 2012 (other than Contracts that can be cancelled on thirty (30) days’ notice or less without penalty);

(c) a partnership, joint venture, limited liability company or similar agreement;

(d) a Contract to which the Company is a party or by which it is bound (i) pursuant to which the Company has licensed, transferred or provided the right to use any third party any Intellectual Property or covenanted not to sue a third party regarding any Intellectual Property (other than pursuant to non-exclusive end-user licenses granted in the Ordinary Course), or (ii) pursuant to which a third party has licensed, transferred or provided the right to use any Intellectual Property to the Company or covenanted not to sue the Company regarding any Intellectual Property (other than Contracts for Commercially Available Software);

(e) a Contract that contains any non-compete or exclusivity provisions with respect to any line of business, or that purports to restrict in any material respect the right of the Company (or, after the Effective Time, the Purchaser or any of its Subsidiaries) to conduct any line of business or to compete with any Person or operate in any geographic area or location;

(f) a Contract for the purchase or sale, option to purchase or sell, right of first refusal, right of first offer or any other contractual right to purchase, sell or dispose of, by merger, purchase or sale of assets or stock or otherwise, any business or any asset with a value in excess of $50,000;

(g) a Contract pursuant to which the Company has potential liability in respect of any purchase price adjustment, earn-out or contingent purchase price;

(h) a license, royalty, Contract or other agreement concerning Intellectual Property which is material to the Company;

(i) a Contract to provide any funds to or make any investment in (whether in the form of a loan, capital contribution or otherwise) the Company or any other Person;

(j) a settlement or similar agreements with respect to any Action;

(k) a Contract that provides for the indemnification of any Person by the Company, except for Contracts entered into in the Ordinary Course or where such indemnity is not material to the Company;

(l) an employment, severance or change in control or other management agreement or Contract with any officer, employee or consultant of the Company that (A) provides annual aggregate compensation and benefits (whether cash or otherwise) that may exceed $50,000; (B) provides for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement; or (C) otherwise restricts the Company’s ability to terminate the employment or engagement of such individual without penalty or Liability;

(m) each collective bargaining agreement or other Contract with any labor union;

(n) each Contract containing covenants limiting the freedom of any employee, consultant or director of the Company to engage in any line of business, compete with any Person or that otherwise may have the effect of restricting in any material respect the employee, consultant or director from the development, manufacture, marketing or distribution of products and/or services, including, without limitation, non-competition, non-solicitation and standstill obligations (other than non-solicitation clauses contained in the Company’s employee proprietary information and inventions agreement or consulting agreement or independent contractor agreement signed by an employee, consultant or independent contractor to the Company);

(o) an agreement or instrument of the Company in respect of borrowed money, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit;

(p) a Company Lease; and

(q) a capital lease, equipment lease or software lease of the Company.

“MMV” means MMV Finance, Inc.

“MMV Payoff Letter” means the Payout and Authorization to Discharge executed by MMV and the Company in substantially in the form attached hereto as Exhibit N.

“MMV Warrant” means that certain Warrant for the Purchase of Series D Preferred Stock, dated March 30, 2010, issued by the Company to MMV.

“Nasdaq” means The NASDAQ Stock Market.

“Net Working Capital” means (a) the sum of (i) accounts receivable, net of the allowance for doubtful accounts, and (ii) prepaid expenses and other current expenses, less (b) the sum of (i) accounts payable, (ii) accrued liabilities and (iii) other current liabilities, including income taxes and bonus, salary and vacation accruals, less (c) an amount (not to exceed Twenty Five Thousand Dollars ($25,000)) equal to fifty percent (50%) of the cost of a “reporting tail” policy of insurance covering a period of not more than six (6) years following the Closing Date related to the errors and omissions policy identified in Appendix 4.20 of the Company Disclosure Schedule. A sample calculation of the Net Working Capital of the Company as of December 31, 2011 is attached hereto as Schedule 1.1(a). For the avoidance of doubt, (A) to avoid double counting, Net Working Capital shall not include any amounts included within Closing Date Indebtedness or Transaction Expenses, (B) Net Working Capital shall not be reduced by any severance payments due to employees of the Company as a result of the termination of such employees after the Effective Time, (C) Net Working Capital shall not be reduced by any charge, accrual or liability with respect to Chicago lease taxes or New York sales taxes, except to the extent that a liability in respect of such taxes is accrued on the Company’s balance sheet as at December 31, 2011, and (D) Net Working Capital shall not be reduced by any charge, accrual or liability in respect of the MMV Warrant.

“Non-Competition Agreement” means those certain Non-Competition, Confidentiality and Non-Solicitation Agreement, dated as of the date of this Agreement, between the Purchaser and Christopher Kruse in the form attached hereto as Exhibit J.

“Non-Solicitation Agreements” means those certain Confidentiality and Non-Solicitation Agreements, dated as of the date of this Agreement, between the Purchaser and each of the Key Employees (other than Christopher Kruse) in the form attached hereto as Exhibit P.

“Option Holder” means a holder of an Option outstanding immediately prior to the Effective Time.

“Options” means any option that is exercisable for shares of Common Stock issued pursuant to any Company Equity Plan.

“Ordinary Course” means the ordinary course of business consistent with past practice of the Company.

“Parachute Payment Waiver” means, with respect to any Person, a written agreement waiving such Person’s right to receive any “parachute payments” (within the meaning of Section 280G of the Code) solely to the extent required to avoid the imposition of any Taxes by operation of Section 280G of the Code and to accept in substitution therefor the right to receive such payments only if approved by the shareholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code.

“Participant” means any current or former employee, manager, consultant, officer or director of the Company.

“Payoff Letter” means a payoff letter with respect to Payoff Indebtedness meeting the requirements of Section 7.2(j) or otherwise in form and substance reasonably satisfactory to the Purchaser.

“PCB” means polychlorinated biphenyl.

“Permits” means all consents, approvals, registrations, applications, qualifications, authorizations, certificates (including certificates of occupancy), filings, licenses, franchises, permits, zoning permits and governmental orders of any Governmental Entity or pursuant to any Law and all exemptions from requirements to obtain or apply for any of the foregoing.

“Permitted Liens” means (a) Liens for Taxes which are not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company Financial Statements, (b) Liens of carriers, warehousemen, mechanics, materialmen, and repairmen incurred in the Ordinary Course and which are not yet delinquent or which are being contested in good faith and for which adequate reserves have been established on the Company Financial Statements, (c) Liens in favor of a landlord or lessor arising by the terms of any lease, and not from any breach thereof, (d) Liens securing the Closing Date Indebtedness (which Liens shall be terminated on the Closing Date upon payment in full of the Closing Date Indebtedness, unless otherwise provided pursuant to Section 6.12) and (f) Liens disclosed in Schedule 1.1(g).

“Person” means, any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, other entity or Governmental Entity.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Preferred Stock” means the Preferred Stock of the Company, par value $0.001 per share. The Preferred Stock consists of the Series A Preferred Stock, Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock.

“Preferred Stockholder” means a holder of Preferred Stock immediately prior to the Effective Time.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Purchaser Audited Financial Statements” means the audited consolidated balance sheets of the Purchaser and its Subsidiaries as of December 31, 2010 and 2009 and the audited consolidated statements of operations, stockholders’ equity and cash flows of the Purchaser and its Subsidiaries for the three years in the period ended December 31, 2010.

“Purchaser Closing Price” means the average of the closing prices of the Purchaser Common Stock on Nasdaq over the thirty (30) calendar day period ending three (3) days prior to the Closing Date. Notwithstanding the foregoing, in the event that the Company Shareholder Approval is obtained, “Purchaser Closing Price” means the average of the closing prices of the Purchaser Common Stock on Nasdaq over the period of twenty (20) calendar days ending three (3) days prior to the Closing Date.

“Purchaser Common Stock” means Common Stock, $0.001 par value per share, of the Purchaser.

“Purchaser Proprietary Information” means the patents, patent applications, copyrights and trade secrets that are owned by the Purchaser as of the Closing Date.

“Purchaser’s Knowledge” means to the actual knowledge of each of Victor Limongelli, Barry Plaga or Mark Harrington in each case after reasonable inquiry of such person’s direct reports.

“Qualifying Customer” means each customer listed on Schedule 1.1(i); provided, however, that such customer shall not be a “Qualifying Customer” unless it enters into a contract with the Purchaser or its Subsidiaries to use EnCase e-Discovery prior to December 31, 2013.

“Qualifying EnCase eDiscovery Revenues” means revenues of the Purchaser and its Subsidiaries, measured on a consolidated basis, to the extent from fees paid to the Purchaser or its Subsidiaries by Qualifying Customers to use EnCase eDiscovery. Qualifying EnCase eDiscovery Revenues shall not include revenues to the extent from training, professional services or the use of software other than EnCase eDiscovery. In cases in which the Purchaser or its Subsidiaries have offered bundled pricing to customers for use of EnCase eDiscovery and training or professional services, the revenues therefrom shall be allocated to the use of EnCase eDiscovery and the training or professional services based on the relative fair value of each such software or service in accordance with GAAP. In cases in which the Purchaser or its Subsidiaries have offered bundled pricing to Qualifying Customers for use of EnCase eDiscovery and other software of the Purchaser or its Subsidiaries, the revenues therefrom shall be allocated to the use of EnCase eDiscovery and such other software based on the relative undiscounted stand-alone prices of the respective software charged by the Purchaser or its Subsidiaries.

“Real Property Approvals” means all licenses, franchises, certifications, authorizations, approvals and permits issued by any governmental or quasi-governmental authorities for the ownership and the current and historic operation, use and occupancy of the Leased Real Property by the Company.

“Registrable Securities” means the shares of Purchaser Common Stock issued to Holders or Carve-Out Participants on the Closing Date pursuant to this Agreement; provided, however, that such shares will cease to be Registrable Securities when (a) they are sold pursuant to an effective registration statement under the Securities Act; (b) they shall have ceased to be outstanding; (c) they shall be freely transferable pursuant to Rule 144 under the Securities Act in the hands of the applicable Holder or Carve-Out Participant without any volume, holding period or other limitations; or (d) they have been sold in a private transaction by the applicable Holder or Carve-Out Participant in which such Holder’s or Carve-Out Participant’s registration rights may not be assigned under Section 6.14(g).

“Registration Expenses” means all expenses incurred by the Purchaser in effecting any registration pursuant to Section 6.14, including, without limitation, all registration, filing and listing fees, printing expenses, fees and disbursements of counsel for the Purchaser, blue sky fees and expenses and expenses of the Purchaser’s independent accountants in connection with such registration, but shall not include Selling Expenses.

“Release” means, with respect to any Hazardous Material, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping or disposing into, upon or through the environment, including any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air.

“Required Consents” shall have the meaning set forth on Schedule 1.1(b).

“Revenues Target Amount” means Eleven Million Seventy Eight Thousand Dollars ($11,078,000); provided, however, that, in the event that the CaseCentral SAAS Revenues for any Earn-out Period is calculated using any accounting methods, practices, principles, policies or procedures (including classifications, judgments or valuations or estimation methodologies) that were not used in the preparation of the Company Audited Financial Statements, then the “Revenues Target Amount” shall be correspondingly adjusted based on the application of such methods, practices, principals, policies or procedures.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Earn-out Period” means the period of four consecutive calendar quarters immediately following the end of the First Earn-out Period.

“Securities Act” means the Securities Act of 1933, as it may be amended from time to time, and the rules and regulations promulgated thereunder.

“Seller Indemnifying Party” means (a) each Holder to whom any portion of the Final Merger Consideration has been paid or finally determined to be payable as provided in this Agreement, and (b) each Carve-Out Participant under the Company Carve-Out Plan.

“Selling Expenses” means all discounts, selling commissions, broker fees and stock transfer Taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for the Holders and Carve-Out Participants.

“Series A and B Initial Merger Consideration” means the sum of (a) the Initial Merger Consideration Value, minus (b) the aggregate Liquidation Preference of the shares of Series C Preferred Stock and Series D Preferred Stock outstanding immediately prior to the Effective Time.

“Series A Preferred Stock” means the Series A Preferred Stock of the Company.

“Series B Preferred Stock” means the Series B Preferred Stock of the Company.

“Series C Preferred Stock” means the Series C Preferred Stock of the Company.

“Series D Preferred Stock” means the Series D Preferred Stock of the Company.

“Series A Ratable Portion” means a fraction (expressed as a percentage) equal to (a) the aggregate Liquidation Preference of the shares of Series A Preferred Stock outstanding as of immediately prior to the Effective Time, divided by (b) the sum of the aggregate Liquidation Preference of the shares of Series A Preferred Stock and Series B Preferred Stock outstanding as of immediately prior to the Effective Time.

“Series B Ratable Portion” means a fraction (expressed as a percentage) equal to (a) the aggregate Liquidation Preference of the shares of Series B Preferred Stock outstanding as of immediately prior to the Effective Time, divided by (b) the sum of the aggregate Liquidation Preference of the shares of Series A Preferred Stock and Series B Preferred Stock outstanding as of immediately prior to the Effective Time.

“Shareholder Consent” means the written consent of shareholders of the Company in the form attached hereto as Exhibit G.

“Source Code” means computer software and code, in form other than object code form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Stock Consideration Value” means the number of shares of Purchaser Common Stock issued at the Closing, multiplied by the Purchaser Closing Price.

“Stock Percentage” means (a) prior to the final determination of the adjustments pursuant to Section 3.8, a percentage equal to (i) the amount of the Stock Consideration Value, divided by (ii) the Initial Merger Consideration Value; and (b) from and after the final determination of the adjustments pursuant to Section 3.8, a percentage equal to (i) the amount of the Stock Consideration Value, as subsequently adjusted pursuant to Section 3.8, divided by (ii) the Adjusted Initial Merger Consideration Value.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Subsidiary” means any Person of which a specified Person shall own directly, or indirectly through a Subsidiary or otherwise, at least a majority of the outstanding capital stock (or other equity interests).

“SVB Payoff Letter” means the letter executed by Silicon Valley Bank and the Company in substantially in the form attached hereto as Exhibit O.

“Target Working Capital” means One Dollar ($1.00).

“Tax Authority” means any Governmental Entity having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Return” means any report, return (including estimated tax return), information return, claim for refund, declaration or other statement of any kind relating to Taxes, filed with or supplied to, or required to be filed with or supplied to any Tax Authority, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, escheat, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Third Earn-out Period” means the period of four consecutive calendar quarters immediately following the end of the Second Earn-out Period.

“Transaction Compensation” means all transaction, closing, change-in-control, retention or other transaction or transaction-linked bonuses or other compensation, payments or benefits provided by or on behalf of the Company prior to the Closing to current or former directors, officers, employees, or consultants of the Company (or any beneficiaries thereof) in connection with the transactions contemplated by this Agreement, whether payable hereunder or under any other plan, policy or agreement, together with any Taxes incurred or to be incurred by the Company in respect thereof; provided, however, that “Transaction Compensation” shall not include (a) amounts paid or payable to such persons in their capacity as Holders hereunder for exchange or cancellation of Company Capital Stock pursuant to the terms hereof, (b) amounts to the extent actually paid prior to the Closing, (c) amounts paid or payable pursuant to the Company Carve-Out Plan or (d) amounts that become payable to any employee of the Company after the Closing as a result of a termination of employment after the Closing.

“Transaction Expenses” means all costs, fees, expenses and other amounts owing to third parties as of immediately prior to the Closing by the Company related to or arising out of the transactions contemplated by this Agreement or the Ancillary Agreements, or the planning, structuring, negotiating or consummating of the transactions contemplated by this Agreement or the Ancillary Agreements, including without limitation, (a) any Transaction Compensation, and (b) any legal, accounting, financial advisory and other third party advisory or consulting fees and other expenses incurred or payable by the Company related to or arising out of the transactions contemplated by this Agreement or the Ancillary Agreements.

“Transfer” means a sale, transfer, assignment, gift, bequest or disposition by any other means, whether for value or no value and whether voluntary or involuntary (including, without limitation, by realization upon any Lien or by operation of law or by judgment, levy, attachment, garnishment, bankruptcy or other legal or equitable proceedings). The term “Transferred” shall have a correlative meaning.

“Warrant Termination Agreement” means that certain Warrant Termination Agreement, dated on or prior to the Closing Date, by and among the Company and Heller in the form attached hereto as Exhibit Q.

“Warrants” means warrants to purchase Preferred Stock.

Section 1.2 Construction. Unless the context of this Agreement otherwise clearly requires, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to one gender include the other gender, (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation,” (d) the terms “hereof,” “herein,” “hereunder,” “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (e) the terms “day” and “days” mean and refer to calendar day(s), (f) the terms “year” and “years” mean and refer to calendar year(s), (g) references to “$” or “Dollars” shall be to United States dollars, and (h) accounting terms not specifically defined herein shall be construed in accordance with GAAP. Unless otherwise set forth herein, references in this Agreement to a particular Law means such Law as amended, modified, supplemented or succeeded, from time to time and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. Where documents or other materials are described as having been “delivered” or “made available” to Purchaser, this means that electronic copies of such documents or other materials were placed in the Company’s electronic data room, with access privileges granted to Purchaser and its representatives, at least two (2) Business Days prior to the execution of this Agreement. This Agreement shall not be construed as if prepared by one of the parties hereto, but rather according to its fair meaning as a whole, as if all parties hereto had prepared it.

Section 1.3 Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acquisition Transaction	6.3(a)
Aggregate Indemnification Cap	10.4(b)
Agreed Amount	10.5(f)
Agreement	Preamble
Agreement of Merger	2.1

Allocation Statement	3.4(a)
Alternative Independent Accountant	3.9(d)
Approval Deficiency Event	6.9
Bookings Statement	3.10(g)(i)
CaseCentral SAAS Revenues Statement	3.10(b)
Certificates	3.12(a)
CGCL	2.1
Change of Control Amount	3.10(f)
Claimed Amount	10.5(e)
Closing Addition	3.8(a)
Closing Reduction	3.8(a)
Company	Preamble
Company Permits	4.15
Confidentiality Agreement	6.2(b)
Contaminants	4.11(j)
Contested Amount	10.5(f)
Contingent Consideration	3.10(a)
Continuing Employees	6.6(a)
Dispute Period	10.5(f)
Dissenting Shares	3.7(d)
Effective Time	2.1
End Date	9.1(b)
Escrow Account	3.13
Escrow Agent	3.13
Escrow Agreement	3.13
Escrow Amount	3.13
Escrow Release Date	10.12
Estimated Cash and Cash Equivalents Statement	3.4(d)
Estimated Closing Balance Sheet	3.8(a)
Estimated Transaction Expense Statement	3.4(c)
Exchange Agent	3.11
Exchange Agent Agreement	3.11
Exchange Fund	3.5(a)
Excluded Person Acquisition	3.10(g)(i)
Excluded Person Acquisition Notice	3.10(g)(i)
Final Closing Balance Sheet	3.9(a)
General Cap	10.4(b)
Holder Letter	3.12(a)
Indemnified Amounts	10.9
Indemnified Party	10.5(a)
Indemnifying Party	10.5(a)
Independent Accountant	3.9(c)
Initial Carve-Out Payment	3.3
Initial Cash Payment	3.1
Initial Merger Consideration	3.2
Initial Payment	3.1

Intellectual Property Indemnification Cap	10.4(b)
IRS	4.17(a)
Letter of Acknowledgment	3.12(b)
Loan Pay-Off Statement	3.4(b)
Merger	Recitals
Merger Sub	Preamble
Notice of Claim	10.5(e)
Optionee Notice	3.14(b)
Payoff Indebtedness	6.12
Post-Closing Addition	3.8(b)
Post-Closing Reduction	3.8(b)
Purchaser	Preamble
Purchaser Indemnified Parties	10.2(a)
Purchaser Parties	Preamble
Purchaser Preferred Stock	5.4
Purchaser SEC Documents	5.5
Qualifying EnCase Revenues Statement	3.10(b)
Representative Expense Fund	3.1
Representative Losses	11.3
Required Shareholder Approval	4.2(b)
Resale Registration Statement	6.14(a)
Response Notice	10.5(f)
Restricted Stock	6.6(d)
Revenues Statement	3.10(b)
Section 1542	10.10
Section 280G Approval	6.7(b)
Section 280G Soliciting Materials	6.7(c)
Seller Indemnified Parties	10.3
Selling Holder	6.14(b)(ii)
Selling Parties	12.12
Shareholders Representative	11.1
Shareholder Support Agreements	Recitals
Stipulated Amount	10.5(i)
Straddle Period Tax Return	6.10(c)
Stock Payment	3.1
Surviving Corporation	2.2
Surviving Representations	10.1
Tax Matter	6.10(h)
Termination Amount	3.10(e)
Termination Notice	3.10(e)
Termination Option	3.10(e)
Third-Party Claim	10.5(b)
Third-Party Claim Notice	10.5(b)
Threshold	10.4(a)
Transaction Documents	11.1
Transfer Taxes	6.10(g)

Violation	6.14(h)(i)
WARN Act	4.18(i)

ARTICLE II.

MERGER

Section 2.1 Agreement to Merge. Subject to the terms and conditions of this Agreement, and in accordance with the General Corporation Law of the State of California (“CGCL”), at the Effective Time, Merger Sub shall merge with and into the Company. The Purchaser, Merger Sub and the Company shall cause an agreement of merger in substantially the form attached hereto as Exhibit B (the “Agreement of Merger”) to be properly executed and filed on the Closing Date with the Secretary of State of the State of California. The “Effective Time” shall be the time at which the Agreement of Merger is duly filed with the Secretary of State of the State of California and has become effective in accordance with the CGCL or such later time as may be specified in the Agreement of Merger.

Section 2.2 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the CGCL. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess and be vested with all rights, privileges, powers and franchises and be subject to all the obligations, restrictions, liabilities, debts and duties of the Company and Merger Sub. From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the Company, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”).

Section 2.3 Articles of Incorporation and Bylaws. At the Effective Time, the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth on Exhibit A to the Agreement of Merger and shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided by the CGCL and such articles of incorporation. At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by the CGCL, the articles of incorporation and such bylaws.

Section 2.4 Directors and Officers. The directors and officers of Merger Sub serving in those positions immediately prior to the Effective Time shall become, as of the Effective Time, the directors and officers of the Surviving Corporation after the Merger, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE III.

MERGER CONSIDERATION

Section 3.1 Calculation of Initial Payment. The aggregate payment to be made by the Purchaser at Closing shall consist of (a) a number of shares of Purchaser Common Stock

(the “Stock Payment”) equal to (i) Ten Million Five Hundred Thousand Dollars ($10,500,000), divided by (ii) the Purchaser Closing Price, rounded up to the nearest whole share and adjusted as provided in this Section 3.1 and (b) cash (the “Initial Cash Payment”) in an initial amount equal to Ten Million Five Hundred Thousand Dollars ($10,500,000), adjusted as provided in this Section 3.1. Such payment shall be (A) reduced by the Estimated Closing Date Indebtedness, (B) reduced by the Estimated Transaction Expenses, (C) reduced by the Closing Reduction, if any, (D) increased by the Closing Addition, if any, and (E) increased by the Estimated Cash and Cash Equivalents. Fifty percent (50%) of the net adjustment pursuant to the preceding sentence shall be applied to the Stock Payment, and fifty percent (50%) of such adjustment shall be applied to the Initial Cash Payment. Such aggregate payment, adjusted as provided in this Section 3.1, is referred to in this Agreement as the “Initial Payment.” Notwithstanding the foregoing, (x) a portion of the Initial Payment equal to the Escrow Amount shall be delivered at the Closing by the Purchaser to the Escrow Agent pursuant to Section 3.13, and (y) a portion of the Initial Payment equal to One Hundred Thousand Dollars ($100,000) (entirely in cash) shall be delivered to the Shareholders Representative to be held and applied as an expense fund (the “Representative Expense Fund”) as agreed among the Shareholders Representative, the Holders and the Carve-out Participants in the agreement governing the engagement of the Shareholders Representative.

Section 3.2 Initial Merger Consideration. Ninety percent (90%) of the Initial Payment (the “Initial Merger Consideration”), composed of ninety percent (90%) of the Stock Payment and ninety percent (90%) of the Initial Cash Payment (and including ninety percent (90%) of the Escrow Amount deposited with the Escrow Agent and ninety percent (90%) of the Representative Expense Fund delivered to the Shareholders Representative), shall constitute merger consideration and shall be paid to the Holders entitled to share in such payment as provided in Section 3.7.

Section 3.3 Initial Carve-Out Payment. Ten percent (10%) of the Initial Payment (the “Initial Carve-Out Payment”), composed of ten percent (10%) of the Stock Payment and ten percent (10%) of the Initial Cash Payment (and including ten percent (10%) of the Escrow Amount paid to the Escrow Agent and ten percent (10%) of the Representative Expense Fund delivered to the Shareholders Representative), shall be paid on behalf of the Company as payments under the Company Carve-Out Plan, and shall be paid to the Carve-Out Participants in accordance with their respective allocations under the Company Carve-Out Plan, as provided in Part 1 of Schedule 1.1(j).

Section 3.4 Closing Statements.

(a) Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement which sets forth the name of each Holder and each Carve-Out Participant, instructions for the payment or delivery of the consideration or payments provided hereunder to such Holder or Carve-Out Participant and the portion of the Initial Merger Consideration or Initial Carve-Out Payment, as the case may be, to be delivered to such Holder or Carve-Out Participant pursuant to Section 3.7 or the Company Carve-Out Plan (the “Allocation Statement”), together with reasonable supporting calculations and documentation therefor.

(b) Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement (the “Loan Pay-Off Statement”) which sets forth, by creditor or counterparty, the aggregate amount of Loan Pay-Off Amounts for which no Payoff Letter has been executed.

(c) Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement (the “Estimated Transaction Expense Statement”) which sets forth, by payee, the aggregate amount of the Transaction Expenses in accordance with Section 3.8(a).

(d) Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement (the “Estimated Cash and Cash Equivalents Statement”) which sets forth with Estimated Cash and Cash Equivalents in accordance with Section 3.8(a).

(e) Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser the Estimated Closing Balance Sheet and calculation of Estimated Net Working Capital, the Estimated Closing Date Indebtedness, the Estimated Transaction Expenses and the Estimated Cash and Cash Equivalents described in Section 3.8(a).

Section 3.5 Closing Payments. On the Closing Date, the Purchaser shall deliver, or cause to be delivered, the following:

(a) to a fund (the “Exchange Fund”) held by the Exchange Agent, an amount in immediately available funds and shares of Purchaser Common Stock representing the Initial Merger Consideration, less ninety percent (90%) of the amount of cash and number of shares of Purchaser Common Stock delivered to the Escrow Account pursuant to clause (c) below, to be held by the Exchange Agent for the benefit of the Holders for payment in accordance with this Article III;

(b) to the Exchange Fund, an amount in immediately available funds and shares of Purchaser Common Stock representing the Initial Carve-Out Payment, less ten percent (10%) of the amount of cash and number of shares of Purchaser Common Stock delivered to the Escrow Account pursuant to clause (c) below, to be held by the Exchange Agent for the benefit of the Carve-Out Participants for payment in accordance with this Article III;

(c) to the Escrow Agent pursuant to Section 3.13, an amount in immediately available funds and shares of Purchaser Common Stock representing the Escrow Amount;

(d) on behalf of the Company, to such account or accounts as designated by (i) if a Payoff Letter has been executed in respect of such Payoff Indebtedness, the applicable lender or agent in each Payoff Letter an amount in immediately available funds equal to the Loan Pay-Off Amount for the Payoff Indebtedness to which such Payoff Letter relates and (ii) if no Payoff Letter has been executed in respect of such Payoff Indebtedness, the applicable creditor or counterparty an amount equal to the Loan

Pay-Off Amount for such Payoff Indebtedness as set forth in the Loan Pay-Off Statement; and

(e) on behalf of the Company, to the account or accounts as the Company specifies to the Purchaser in the Estimated Transaction Expense Statement the aggregate amount of the Estimated Transaction Expenses.

Section 3.6 Characterization of Payments. The payments made pursuant to Sections 3.5(a) and 3.5(c) for the benefit of the Holders shall be considered payments from the Purchaser to the Holders. The payments made pursuant Section 3.5(b) and 3.5(c) for the benefit of the Carve-Out Participants, and the payments made pursuant to Section 3.5(d) and Section 3.5(e), shall be considered payments on behalf of the Company and in respect of obligations and liabilities of the Company.

Section 3.7 Effect on Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any Holder:

(a) Subject to Section 3.5 and the other provisions of this Section 3.7:

(i) Each share of Series A Preferred Stock (excluding Dissenting Shares or any shares of Series A Preferred Stock held as treasury stock) issued and outstanding as of immediately prior to the Effective Time shall be converted into the right to receive, upon the surrender of the Certificate formerly representing such share of Series A Preferred Stock, an amount equal to (A) the Initial Per Series A Share Amount, (B) the portion of any Post-Closing Addition allocable to such share (determined as provided in Section 3.8), and (C) the Contingent Per Share Amount with respect to each Contingent Consideration Amount, if any, allocable to such share (calculated on an as-converted-to-common-stock basis), at the times and in the amounts provided under this Agreement, in each case subject to and in accordance with the terms of this Agreement (including, without limitation, the provisions of this Agreement relating to the Escrow Account) and without interest (except to the extent that interest and other income is earned on and distributed from the Escrow Account with respect to such share). Each such share of Series A Preferred Stock (excluding Dissenting Shares or any shares of Series A Preferred Stock held as treasury stock) shall no longer be outstanding and shall be cancelled and shall cease to exist, and each holder of such Certificate which immediately prior to the Effective Time represents any such share of Series A Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the amounts described in the foregoing clauses (A) through (C) to be paid in consideration therefor in accordance with Section 3.12.

(ii) Each share of Series B Preferred Stock (excluding Dissenting Shares or any shares of Series B Preferred Stock held as treasury stock) issued and outstanding as of immediately prior to the Effective Time shall be converted into the right to receive, upon the surrender of the Certificate formerly representing such share of Series B Preferred Stock, an amount equal to (A) the

Initial Per Series B Share Amount, (B) the portion of any Post-Closing Addition allocable to such share (determined as provided in Section 3.8), and (C) the Contingent Per Share Amount with respect to each Contingent Consideration Amount, if any, allocable to such share (calculated on an as-converted-to-common-stock basis), at the times and in the amounts provided under this Agreement, in each case subject to and in accordance with the terms of this Agreement (including, without limitation, the provisions of this Agreement relating to the Escrow Account) and without interest (except to the extent that interest and other income is earned on and distributed from the Escrow Account with respect to such share). Each such share of Series B Preferred Stock (excluding Dissenting Shares or any shares of Series B Preferred Stock held as treasury stock) shall no longer be outstanding and shall be cancelled and shall cease to exist, and each holder of such Certificate which immediately prior to the Effective Time represents any such share of Series B Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the amounts described in the foregoing clauses (A) through (C) to be paid in consideration therefor in accordance with Section 3.12.

(iii) Each share of Series C Preferred Stock (excluding Dissenting Shares or any shares of Series C Preferred Stock held as treasury stock) issued and outstanding as of immediately prior to the Effective Time shall be converted into the right to receive, upon the surrender of the Certificate formerly representing such share of Series C Preferred Stock, an amount equal to (A) the Initial Per Series C Share Amount, and (B) the Contingent Per Share Amount with respect to each Contingent Consideration Amount, if any, allocable to such share (calculated on an as-converted-to-common-stock basis) at the times and in the amounts provided under this Agreement, in each case subject to and in accordance with the terms of this Agreement (including, without limitation, the provisions of this Agreement relating to the Escrow Account) and without interest (except to the extent that interest and other income is earned on and distributed from the Escrow Account with respect to such share). Each such share of Series C Preferred Stock (excluding Dissenting Shares or any shares of Series C Preferred Stock held as treasury stock) shall no longer be outstanding and shall be cancelled and shall cease to exist, and each holder of such Certificate which immediately prior to the Effective Time represents any such share of Series C Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the amounts described in the foregoing clauses (A) through (C) to be paid in consideration therefor in accordance with Section 3.12.

(iv) Each share of Series D Preferred Stock (excluding Dissenting Shares or any shares of Series D Preferred Stock held as treasury stock) issued and outstanding as of immediately prior to the Effective Time shall be converted into the right to receive, upon the surrender of the Certificate formerly representing such share of Series D Preferred Stock, an amount equal to (A) the Initial Per Series D Share Amount, and (B) the Contingent Per Share Amount with respect to each Contingent Consideration Amount, if any, allocable to such share (calculated on an as-converted-to-common-stock basis) at the times and in the amounts provided under this Agreement, in each case subject to and in accordance with the terms of this Agreement (including, without limitation, the provisions of this Agreement relating to the Escrow Account) and without interest (except to the extent that interest and other income is earned on and distributed from the Escrow Account with respect to such share). Each such share of Series D Preferred Stock (excluding Dissenting Shares or any shares of Series D Preferred Stock held as treasury stock) shall no longer be outstanding and shall be cancelled and shall cease to exist, and each holder of such Certificate which immediately prior to the Effective Time represents any such share of Series D Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the amounts described in the foregoing clauses (A) through (C) to be paid in consideration therefor in accordance with Section 3.12.

(v) Each share of Common Stock (excluding for these purposes Dissenting Shares or any shares of Common Stock held as treasury stock) issued and outstanding as of immediately prior to the Effective Time shall be converted into the right to receive, upon the surrender of the Certificate formerly representing such share of Common Stock, an amount equal to the Contingent Per Share Amount with respect to each Contingent Consideration Amount, if any, subject to and in accordance with the terms of this Agreement and without interest. Each such share of Common Stock (excluding for these purposes Dissenting Shares or any shares of Common Stock held as treasury stock) shall no longer be outstanding and shall be cancelled and shall cease to exist, and each holder of such Certificate which immediately prior to the Effective Time represents any such share of Common Stock shall cease to have any rights with respect thereto, except the right to receive the amounts described in the foregoing sentence to be paid in consideration therefor in accordance with Section 3.12, without interest.

(b) Each share of capital stock of the Merger Sub issued and outstanding immediately prior to the Effective Time of the Merger will be converted into one (1) share of common stock of the Surviving Corporation, and such common stock of the Surviving Corporation issued on that conversion will constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time.

(c) Notwithstanding Section 3.7(a), each share of Company Capital Stock that is owned by the Company (as treasury or otherwise), the Purchaser or any Subsidiary of the Purchaser, including, without limitation, Merger Sub, immediately prior to the Effective Time shall be cancelled and shall cease to exist and no payment shall be made with respect thereto.

(d) Notwithstanding Section 3.7(a), shares of Company Capital Stock which are issued and outstanding immediately prior to the Effective Time and which are held by a Shareholder who has not voted such shares in favor of the Merger and who has properly exercised or may properly exercise dissenters’ rights in the manner provided by Chapter 13 of the CGCL (“Dissenting Shares”) shall be cancelled and shall cease to exist but shall not be converted into a right to receive a portion of the Final Merger Consideration as provided in this Agreement unless and until the Effective Time has occurred and the holder of such Dissenting Shares becomes ineligible for such dissenters’ rights. The holders of Dissenting Shares shall be entitled only to such rights as are granted by Chapter 13 of the CGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Chapter 13 of the CGCL shall receive payment therefor from the Purchaser in accordance with the CGCL; provided, however, that (a) if any such holder of Dissenting Shares shall have failed to establish entitlement to dissenters’ rights as provided in Chapter 13 of the CGCL, (b) if any such holder of Dissenting Shares shall have effectively withdrawn demand for appraisal of such shares or lost the right to appraisal and payment for shares under Chapter 13 of the CGCL, or (c) if neither any holder of Dissenting Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in Chapter 13 of the CGCL, such holder of Dissenting Shares shall forfeit the right to appraisal of such shares and each such Dissenting Share shall be treated as if it had been, as of the Effective Time, converted into a right to receive the applicable portion of the Final Merger Consideration as provided in this Agreement, without interest thereon, as provided in this Agreement. The Company (or after the Closing, the Shareholders Representative) shall give the Purchaser prompt notice of any demands received by the Company for appraisal of any shares of Company Capital Stock, withdrawals of such demands and any other instruments served pursuant to the CGCL received by the Company (or, after the Closing, the Shareholders Representative), and the Purchaser shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of the Purchaser (which shall not be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands or agree to do or commit to do any of the foregoing except to the extent required by applicable Law.

Section 3.8 Adjustments to Initial Payment.

(a) Adjustment At Closing. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser an estimated Closing Balance Sheet (the “Estimated Closing Balance Sheet”), and a good faith calculation of the Estimated Net Working Capital based on the Estimated Closing Balance Sheet, the Estimated Closing Date Indebtedness, the Estimated Transaction Expenses and the Estimated Cash and Cash Equivalents, together with reasonable supporting calculations and supporting documentation therefor. The Estimated Closing Balance Sheet shall be prepared in accordance with GAAP consistently applied using the same accounting methods, practices, principles, policies and procedures (with consistent classifications, judgments and valuations and estimation methodologies) that were used in the preparation of the Company Audited Balance Sheet and the Company Audited Financial Statements; provided, however, that in the event of a conflict between consistency and compliance with GAAP, compliance with GAAP shall control. The Company will consider in good faith any revisions to the calculations set forth in the Estimated Closing Balance Sheet proposed by the Purchaser and the Estimated Closing Balance Sheet shall be modified accordingly to reflect any revisions agreed upon by the Purchaser and the

Company. At the Closing, as provided in Section 3.1, the Initial Payment shall be (i) reduced by the amount, if any, by which the Target Working Capital exceeds the Estimated Net Working Capital, or (ii) increased by the amount, if any, by which the Estimated Net Working Capital exceeds the Target Working Capital. The reduction in and addition to the Initial Payment referred to in the preceding sentence are hereafter collectively referred to as the “Closing Reduction” and “Closing Addition,” respectively. In addition, as provided in Section 3.1, the Initial Payment shall be calculated using the Estimated Closing Date Indebtedness, the Estimated Transaction Expenses and the Estimated Cash and Cash Equivalents delivered by the Company pursuant to this Section 3.8(a).

(b) Adjustment After Closing. After the Closing, the Initial Payment shall be (i) (A) reduced by the amount, if any, by which the Estimated Net Working Capital exceeds the Final Net Working Capital, or (B) increased by the amount, if any, by which the Final Net Working Capital exceeds the Estimated Net Working Capital, (ii) (A) reduced by the amount, if any, by which the Estimated Cash and Cash Equivalents exceeds the Final Cash and Cash Equivalents, or (B) increased by the amount, if any, by which the Final Cash and Cash Equivalents exceeds the Estimated Cash and Cash Equivalents, (iii) (A) increased by the amount, if any, by which the Estimated Closing Date Indebtedness exceeds the Final Closing Date Indebtedness, or (B) reduced by the amount, if any, by which the Final Closing Date Indebtedness exceeds the Estimated Closing Date Indebtedness and (iv) (A) increased by the amount, if any, by which the Estimated Transaction Expenses exceed the Final Transaction Expenses, or (B) reduced by the amount, if any, by which the Final Transaction Expenses exceed the Estimated Transaction Expenses. The aggregate net reduction in or addition to the Initial Payment calculated pursuant to the immediately preceding sentence shall be referred to in this Agreement as the “Post-Closing Reduction” (in the case of an aggregate net reduction to the Initial Payment) or as the “Post-Closing Addition” (in the case of an aggregate net addition to the Initial Payment). Any Post-Closing Reduction or Post-Closing Addition shall be applied ninety percent (90%) to the Initial Merger Consideration and ten percent (10%) to the Initial Carve-Out Payment.

(c) Payment of Adjustment. After the Closing Balance Sheet and the calculation of the Final Net Working Capital, the Final Cash and Cash Equivalents, the Final Closing Date Indebtedness and the Final Transaction Expenses become final, conclusive and binding upon the parties in accordance with the provisions of Section 3.9, then, within five (5) Business Days following such final determination:

(i) if any Post-Closing Reduction is required, then the Purchaser shall be entitled, as a purchase price adjustment, to a payment of such Post-Closing Reduction in immediately available funds by wire transfer or check (or, if such funds have been exhausted, in the form of Purchaser Common Stock), first from the Escrow Account and, if the cash and other property remaining in the Escrow Account are insufficient, thereafter from the Carve-Out Participants and the Holders directly (allocated among the Carve-Out Participants and the Holders as provided in Schedule 3.8(c)(i)), in an amount equal to the Post-Closing Reduction (expressed as a positive number); and

(ii) if any Post-Closing Addition is required, then the Purchaser shall deposit, as a purchase price adjustment, into the Exchange Fund for payment by the Exchange Agent to the Holders and Carve-Out Participants that have previously delivered to the Purchaser their Certificates, Holder Letters, Letters of Acknowledgement and/or such other documentation as required by Section 3.12 such Post-Closing Addition in immediately available funds by wire transfer or check, with such amount to be allocated among such Holders and Carve-Out Participants as provided in Schedule 3.8(c)(ii).

Section 3.9 Closing Balance Sheet.

(a) No later than ninety (90) days after the Closing Date, the Purchaser shall deliver to the Shareholders Representative the final Closing Balance Sheet (the “Final Closing Balance Sheet”) and the calculation of the Final Net Working Capital based upon the Final Closing Balance Sheet, as well as the Final Cash and Cash Equivalents, the Final Closing Date Indebtedness and the Final Transaction Expenses. The Final Closing Balance Sheet shall be prepared in accordance with GAAP consistently applied using the same accounting methods, practices, principles, policies and procedures (with consistent classifications, judgments and valuations and estimation methodologies) that were used in the preparation of the Company Audited Balance Sheet and the Company Audited Financial Statements; provided, however, that in the event of a conflict between consistency and compliance with GAAP, compliance with GAAP shall control. If the Shareholders Representative objects to the Purchaser’s calculation of the Final Net Working Capital, the Final Cash and Cash Equivalents, the Final Closing Date Indebtedness and/or the Final Transaction Expenses, the Shareholders Representative shall within thirty (30) days after receipt thereof notify the Purchaser of the same in writing, which such notice shall include the basis of such objection and the Shareholders Representative’s proposed modification of such calculations. During this thirty (30) day period, the Purchaser and the Surviving Corporation shall provide the Shareholders Representative, upon reasonable prior notice, with reasonable access to books, records, work papers, auditors and personnel to the extent relevant to the determination of the Final Net Working Capital, the Final Cash and Cash Equivalents, the Final Closing Date Indebtedness and/or the Final Transaction Expenses. If the Shareholders Representative does not object to such calculations within such thirty (30) day period, the Purchaser’s calculations shall be final, conclusive and binding on the parties. In addition, the Shareholders Representative will be deemed to have agreed with all items and amounts contained in Purchaser’s calculations of the Final Net Working Capital, the Final Cash and Cash Equivalents, the Final Closing Date Indebtedness and the Final Transaction Expenses that it has not disputed in accordance with the foregoing.

(b) If the Purchaser disagrees with all or any portion of the Shareholders Representative’s proposed modification of the Purchaser’s calculations of the Final Net Working Capital, the Final Cash and Cash Equivalents, the Final Closing Date Indebtedness and/or the Final Transaction Expenses delivered pursuant to Section 3.9(a), the Purchaser and the Shareholders Representative shall negotiate in good faith to reach an agreement during the fifteen (15) day period following delivery of such proposed modification by the Shareholders Representative. If the Purchaser does not object to the

Shareholders Representative’s proposed modification of the Purchaser’s calculations of the Final Net Working Capital, the Final Cash and Cash Equivalents, the Final Closing Date Indebtedness and/or the Final Transaction Expenses delivered pursuant to Section 3.9(a) within fifteen (15) days following the delivery of such proposed modification by the Shareholders Representative, the Shareholders Representative’s modification shall be final, conclusive and binding on the parties.

(c) If, upon completion of the fifteen (15) day period described in the first sentence of Section 3.9(b) above, the Purchaser and the Shareholders Representative are unable to reach an agreement, either may cause the Los Angeles office of KPMG LLP (the “Independent Accountant”) to review this Agreement and the disputed items or amounts for the purpose of calculating the Final Net Working Capital, the Final Cash and Cash Equivalents, the Final Closing Date Indebtedness and/or the Final Transaction Expenses. In making such calculations, the Independent Accountant shall consider only those items or amounts in the Closing Balance Sheet or the calculations of the Final Net Working Capital, the Final Cash and Cash Equivalents, the Final Closing Date Indebtedness and/or the Final Transaction Expenses as to which the Purchaser and the Shareholders Representative have disagreed and shall be instructed that it may not resolve any amounts in dispute such that the resolution is greater than the greatest amount proposed by the parties or less than the least amount proposed by the parties. The Independent Accountant shall deliver to the Shareholders Representative and the Purchaser, as promptly as practicable, a report setting forth its calculations, which shall be prepared in accordance with the standards set forth in Section 3.9(a). Such report shall be final, conclusive and binding upon the Purchaser, the Holders and Carve-Out Participants. The cost of such review and report shall be paid by the Purchaser, on the one hand, and by the Holders and the Carve-Out Participants from the Escrow Account (and, if the cash and other property remaining in the Escrow Account are insufficient, thereafter from the Holders and the Carve-Out Participants directly, in proportion to their respective Initial Pro Rata Shares), on the other hand, based on the percentage which the portion of the contested amount not awarded to such party bears to the amount actually contested by such party. By way of illustration, if the Purchaser claims before the Independent Accountant that the Final Net Working Capital is $1,000,000, and the Shareholders Representative claims before the Independent Accountant that the Final Net Working Capital is $1,500,000, and if the Independent Accountant ultimately resolves the dispute by awarding the Purchaser $300,000 of the $500,000 difference, then the fees, costs and expenses of the Independent Accountant shall be allocated 60% (i.e., 300,000 ÷ 500,000) to the Holders and the Carve-Out Participants and 40% (i.e., 200,000 ÷ 500,000) to the Purchaser.

(d) In the event the Independent Accountant refuses the engagement under Section 3.9(c), the Purchaser and the Shareholders Representative shall mutually agree on another comparable public accounting firm having no material relationship with the Company, the Purchaser or the Shareholder Representative (the “Alternative Independent Accountant”) to resolve any disputes according to Section 3.9(c). If within thirty (30) days, the Purchaser and the Shareholders Representative fail to mutually agree on an Alternative Independent Accountant, the Purchaser and Shareholders Representative shall thereafter promptly cause American Arbitration Association to appoint the Alternative

Independent Accountant, and in making its determination with respect to such appointment, American Arbitration Association shall take into account, and attempt to avoid appointing an accounting firm with, any significant preexisting relationship with either the Purchaser and its Affiliates or the Shareholders Representative and its Affiliates. The fees and expenses of the Alternative Independent Account shall be apportioned in the same manner as described in Section 3.9(c).

Section 3.10 Contingent Consideration.

(a) Payment Obligation. In addition to the Initial Payment, as may be adjusted pursuant to Section 3.8, the Purchaser shall pay cash contingent consideration (the “Contingent Consideration”), if any, calculated in accordance with this Section 3.10.

(b) Revenues Statements. Within sixty (60) days after the end of each Earn-out Period, the Purchaser shall prepare and deliver to the Shareholders Representative (i) a statement of CaseCentral SAAS Revenues (each, a “CaseCentral SAAS Revenues Statement”) for such Earn-out Period and (ii) a statement of Qualifying EnCase eDiscovery Revenues (each, a “Qualifying EnCase Revenues Statement” and, together with the CaseCentral SAAS Revenues Statements, each a “Revenues Statement”). Each CaseCentral SAAS Revenues Statement shall be prepared in accordance with GAAP consistently applied using the same accounting methods, practices, principles, policies and procedures (with consistent classifications, judgments and valuations and estimation methodologies) that were used in the preparation of the Company Audited Financial Statements; provided, however, that in the event of a conflict between consistency and compliance with GAAP, compliance with GAAP shall control. Each Qualifying EnCase Revenues Statement shall be prepared in accordance with GAAP consistently applied using the same accounting methods, practices, principles, policies and procedures (with consistent classifications, judgments and valuations and estimation methodologies) that were used in the preparation of the Purchaser Audited Financial Statements; provided, however, that in the event of a conflict between consistency and compliance with GAAP, compliance with GAAP shall control. Each Revenues Statement also shall be accompanied by a calculation of the amount of Contingent Consideration, if any, payable with respect to the applicable Earn-out Period. Subject to the potential early termination of the payment of Contingent Consideration under Section 3.10(e), Section 3.10(f) or Section 3.10(g) and the other terms and conditions of this Agreement, the amount of Contingent Consideration payable with respect to each Earn-out Period shall equal thirty-five percent (35%) of the sum (which shall not be less than zero) of (i) the aggregate amount of CaseCentral SAAS Revenues and Qualifying EnCase eDiscovery Revenues for such Earn-out Period, less (ii) the Revenues Target Amount; provided, however, that the amount of the Contingent Consideration shall not exceed: (A) Three Million Dollars ($3,000,000) with respect to the First Earn-out Period, (B) a cumulative total of Thirteen Million Dollars ($13,000,000) with respect to the First Earn-out Period and the Second Earn-out Period and (C) a cumulative total of Thirty Three Million Dollars ($33,000,000) with respect to all Earn-out Periods. The Purchaser will use its good faith efforts to comply with the intent of the parties in calculating CaseCentral SAAS Revenues and Qualifying EnCase eDiscovery Revenues.

(c) Dispute Resolution.

(i) If the Shareholders Representative objects to the Purchaser’s calculation of the CaseCentral SAAS Revenues set forth on a CaseCentral SAAS Revenues Statement, the Qualifying EnCase eDiscovery Revenues set forth on a Qualifying EnCase Revenues Statement or the Revenues Target Amount with respect thereto, the Shareholders Representative shall within thirty (30) days after receipt thereof notify the Purchaser of the same in writing, which such notice shall include the basis of such objection and the Shareholders Representative’s proposed modification of such calculations. During this thirty (30) day period, the Purchaser and the Surviving Corporation shall provide the Shareholders Representative, upon reasonable prior notice, with reasonable access (including by delivering documents by email, to the extent reasonably practicable) to books, records, work papers, auditors and personnel to the extent relevant to the determination of the applicable CaseCentral SAAS Revenues, Qualifying EnCase eDiscovery Revenues or Revenues Target Amount. If the Shareholders Representative does not object to such calculations within such thirty (30) day period, the Purchaser’s calculations shall be final, conclusive and binding on the parties. In addition, the Shareholders Representative will be deemed to have agreed with all items and amounts contained in Purchaser’s calculations of the CaseCentral SAAS Revenues, Qualifying EnCase eDiscovery Revenues and Revenues Target Amount that it has not disputed in accordance with the foregoing.

(ii) If the Purchaser disagrees with all or any portion of the Shareholders Representative’s proposed modification of the Purchaser’s calculations of the CaseCentral SAAS Revenues, Qualifying EnCase eDiscovery Revenues or Revenues Target Amount for an Earn-out Period delivered pursuant to Section 3.10(c)(i), the Purchaser and the Shareholders Representative shall negotiate in good faith to reach an agreement during the fifteen (15) day period following delivery of such proposed modification by the Shareholders Representative. If the Purchaser does not object to the Shareholders Representative’s proposed modification of the Purchaser’s calculations of the CaseCentral SAAS Revenues, Qualifying EnCase eDiscovery Revenues or Revenues Target Amount for an Earn-out Period delivered pursuant to Section 3.10(c)(i) within fifteen (15) days following the delivery of such proposed modification by the Shareholders Representative, the Shareholders Representative’s modification shall be final, conclusive and binding on the parties.

(iii) If, upon completion of the fifteen (15) day period described in the first sentence of Section 3.10(c)(ii) above, the Purchaser and the Shareholders Representative are unable to reach an agreement, either may cause the Independent Accountant to review this Agreement and the disputed items or amounts for the purpose of calculating the CaseCentral SAAS Revenues, Qualifying EnCase eDiscovery Revenues or Revenues Target Amunt. In calculating CaseCentral SAAS Revenues, Qualifying EnCase eDiscovery

Revenues and the Revenues Target Amount, the Independent Accountant shall consider only those items or amounts in the applicable Revenues Statement or the calculation of the CaseCentral SAAS Revenues, Qualifying EnCase eDiscovery Revenues or Revenues Target Amount as to which the Purchaser and the Shareholders Representative have disagreed and shall be instructed that it may not resolve any amounts in dispute such that the resolution is greater than the greatest amount proposed by the parties or less than the least amount proposed by the parties. The Independent Accountant shall deliver to the Shareholders Representative and the Purchaser, as promptly as practicable, a report setting forth its calculations, which shall be prepared in accordance with the standards set forth in the second sentence of Section 3.10(b). Such report shall be final, conclusive and binding upon the Purchaser, the Holders and the Carve-Out Participants. The cost of such review and report shall be paid by the Purchaser, on the one hand, and by the Holders and the Carve-Out Participants (in proportion to the portion of the Contingent Consideration payable to them respectively), on the other hand, based on the percentage which the portion of the contested amount not awarded to such party bears to the amount actually contested by such party as illustrated in Section 3.9(c). The Purchaser shall withhold from the Contingent Consideration otherwise determined to be payable each Holder’s and Carve-Out Participant’s share of such cost, and shall pay such amount to the Independent Accountant on behalf of the Holders and the Carve-Out Participants.

(iv) In the event the Independent Accountant refuses the engagement under Section 3.10(c)(iii), the Purchaser and the Shareholders Representative shall mutually agree on an Alternative Independent Accountant to resolve any disputes according to Section 3.10(c)(iii). If within thirty (30) days, the Purchaser and the Shareholders Representative fail to mutually agree on an Alternative Independent Accountant, the Purchaser and Shareholders Representative shall thereafter promptly cause the American Arbitration Association to appoint the Alternative Independent Accountant, and in making its determination with respect to such appointment, American Arbitration Association shall take into account, and attempt to avoid appointing an accounting firm with, any significant preexisting relationship with either the Purchaser and its Affiliates or the Shareholders Representative and its Affiliates.

(v) Prior to the end of the Third Earn-out Period, none of the Purchaser, the Surviving Corporation, any of the Holders or Carve-Out Participants, the Shareholders Representative, or any of their respective Affiliates shall engage the Independent Accountant or any of its Affiliates on any matter, or enter into or maintain any other relationship with the Independent Accountant, that would reasonably be viewed as potentially compromising the independence of the Independent Accountant.

(d) Payment of Contingent Consideration. Subject to the potential early termination of the payment of Contingent Consideration under Section 3.10(e), Section 3.10(f) or Section 3.10(g) and the other terms and conditions of this Agreement, within five (5) Business Days after the calculation of CaseCentral SAAS Revenues, Qualifying

EnCase eDiscovery Revenues and Revenues Target Amount for an Earn-out Period becomes final, conclusive and binding on the parties as provided above, subject to the Purchaser’s right to withhold, set-off and apply amounts in accordance with Section 10.9, the Purchaser shall deposit an amount in cash equal to such Contingent Consideration, less any portion thereof payable to MMV pursuant to the MMV Warrant and MMV Payoff Letter or payable to Heller pursuant to the Warrant Termination Agreement, in the Exchange Fund by direct wire transfer of immediately available funds to be held by the Exchange Agent for the benefit of the Holders and Carve-Out Participants for payment as promptly as practicable in accordance with this Article III.

(e) Termination Option. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall have the option to terminate the payment of Contingent Consideration (the “Termination Option”) by making a lump sum payment equal to one of the following amounts: (i) Thirty Three Million Dollars ($33,000,000) (if the Termination Option is exercised during the First Earn-out Period), (ii) Thirty Million Dollars ($30,000,000) (if the Termination Option is exercised during the Second Earn-out Period) or (iii) Twenty Million Dollars ($20,000,000) (if the Termination Option is exercised during the Third Earn-out Period) (the applicable one of such amounts, the “Termination Amount”). If the Purchaser elects to exercise such option, it shall deliver written notice thereof (the “Termination Notice”) to the Shareholders Representative and the Termination Option shall be deemed to be exercised upon such delivery. Subject to the Purchaser’s right to withhold, set-off and apply amounts in accordance with Section 10.9, promptly following the exercise of the Termination Option the Purchaser deposit in the Exchange Fund an amount in cash equal to the applicable Termination Amount, less any portion thereof payable to MMV pursuant to the MMV Warrant and MMV Payoff Letter or to Heller pursuant to the Warrant Termination Agreement, by direct wire transfer of immediately available funds to be held by the Exchange Agent for the benefit of the Holders and the Carve-Out Participants for payment as promptly as practicable in accordance with this Article III. Upon the completion of the deposit of the Termination Amount into the Exchange Fund (net of any portion thereof used to pay MMV or Heller in accordance with the preceding sentence or to satisfy indemnification payments finally determined to be owed under Article X), the Purchaser shall have no further obligation to pay any further Contingent Consideration or any Change of Control Amount; provided, however, that the Purchaser shall continue to be required to pay the Contingent Consideration, if any, with respect to each Earn-out Period that has been completed prior to exercise of the Termination Option in accordance with Section 3.10(d).

(f) Change of Control. In the event that a Change of Control of the Purchaser occurs, the Purchaser shall deliver written notice thereof to the Shareholders Representative no later than five (5) Business Days prior to the closing of the Change of Control. At the closing of such Change of Control the Purchaser shall be required to pay in accordance with the following provisions an amount in cash equal to one of the following amounts: (i) Sixteen Million Dollars ($16,000,000) (if the closing of a Change of Control occurs during the First Earn-out Period), (ii) Fourteen Million Dollars ($14,000,000) (if the closing of a Change of Control occurs during the Second Earn-out Period) or (iii) Twelve Million Dollars ($12,000,000) (if the closing of a Change of Control occurs during the Third Earn-out Period) (the applicable one of such amounts, the “Change of Control Amount”). Subject to the Purchaser’s right to withhold, set-off and apply amounts in accordance with Section 10.9, at following the closing of the Change of Control the Purchaser shall deposit in the Exchange Fund an amount in cash equal to the applicable Change of Control Amount, less any portion thereof payable to MMV pursuant to the MMV Warrant and MMV Payoff Letter or to Heller pursuant to the Warrant Termination Agreement, by direct wire transfer of immediately available funds to be held by the Exchange Agent for the benefit of the Holders and the Carve-Out Participants for payment as promptly as practicable in accordance with this Article III. Upon the completion of the deposit of the Change of Control Amount into the Exchange Fund (net of any portion thereof used to pay MMV or Heller in accordance with the preceding sentence or to satisfy indemnification payments finally determined to be owed under Article X), the Purchaser shall have no further obligation to pay any further Contingent Consideration or any Termination Amount; provided, however, that the Purchaser shall continue to be required to pay the Contingent Consideration, if any, with respect to each Earn-out Period that has been completed prior to the closing of the Change of Control in accordance with Section 3.10(d).

(g) Excluded Person Acquisition.

(i) In the event that the Excluded Persons collectively acquire greater than fifty percent (50%) of the total voting power of the Purchaser (an “Excluded Person Acquisition”), then no later than five (5) Business Days after the Purchaser is notified (including by virtue of a filing with the SEC) of such occurrence, the Purchaser shall deliver written notice (an “Excluded Person Acquisition Notice”) to the Shareholders Representative of the occurrence of the Excluded Person Acquisition, and a statement (a “Bookings Statement”) setting forth the Bookings as of the date of the Excluded Person Acquisition and the Incremental Bookings Value of such Bookings, if any, for the Earn-out Period in which the Excluded Person Acquisition has occurred. The Bookings Statement shall be prepared in accordance with GAAP consistently applied using the same accounting methods, practices, principles, policies and procedures (with consistent classifications, judgments and valuations and estimation methodologies) that were used in the preparation of the Company Audited Financial Statements; provided, however, that in the event of a conflict between consistency and compliance with GAAP, compliance with GAAP shall control.

(ii) If the Shareholders Representative objects to the Purchaser’s calculation of the Bookings or the Incremental Bookings Value set forth on a Bookings Statement, the Shareholders Representative shall within thirty (30) days after receipt thereof notify the Purchaser of the same in writing, which such notice shall include the basis of such objection and the Shareholders Representative’s proposed modification of such calculations. During this thirty (30) day period, the Purchaser and the Surviving Corporation shall provide the Shareholders Representative, upon reasonable prior notice, with reasonable access (including by delivering documents by email, to the extent reasonably practicable) to books, records, work papers, auditors and personnel to the extent relevant to the determination of the applicable Bookings or Incremental Bookings Value. If the

Shareholders Representative does not object to such calculations within such thirty (30) day period, the Purchaser’s calculations shall be final, conclusive and binding on the parties. In addition, the Shareholders Representative will be deemed to have agreed with all items and amounts contained in Purchaser’s calculations of the Bookings and the Incremental Bookings Value that it has not disputed in accordance with the foregoing.

(iii) If the Purchaser disagrees with all or any portion of the Shareholders Representative’s proposed modification of the Purchaser’s calculations of the Bookings or the Incremental Bookings Value in a Bookings Statement delivered pursuant to Section 3.10(g)(ii), the Purchaser and the Shareholders Representative shall negotiate in good faith to reach an agreement during the fifteen (15) day period following delivery of such proposed modification by the Shareholders Representative. If the Purchaser does not object to the Shareholders Representative’s proposed modification of the Purchaser’s calculations of the Bookings and the Incremental Bookings Value delivered pursuant to Section 3.10(g)(ii) within fifteen (15) days following the delivery of such proposed modification by the Shareholders Representative, the Shareholders Representative’s modification shall be final, conclusive and binding on the parties.

(iv) If, upon completion of the fifteen (15) day period described in the first sentence of Section 3.10(g)(iii) above, the Purchaser and the Shareholders Representative are unable to reach an agreement, either may cause the Independent Accountant to review this Agreement and the disputed items or amounts for the purpose of calculating the Bookings and the Incremental Bookings Value. In calculating the Bookings and the Incremental Bookings Value, the Independent Accountant shall consider only those items or amounts in the Bookings Statement as to which the Purchaser and the Shareholders Representative have disagreed and shall be instructed that it may not resolve any amounts in dispute such that the resolution is greater than the greatest amount proposed by the parties or less than the least amount proposed by the parties. The Independent Accountant shall deliver to the Shareholders Representative and the Purchaser, as promptly as practicable, a report setting forth its calculations, which shall be prepared in accordance with the standards set forth in the second sentence of Section 3.10(g)(i). Such report shall be final, conclusive and binding upon the Purchaser, the Holders and the Carve-Out Participants. The cost of such review and report shall be paid by the Purchaser, on the one hand, and by the Holders and the Carve-Out Participants (in proportion to the portion of the Contingent Consideration payable to them respectively), on the other hand, based on the percentage which the portion of the contested amount not awarded to such party bears to the amount actually contested by such party as illustrated in Section 3.9(c). The Purchaser shall withhold from the Change of Control Amounts otherwise determined to be payable each Holder’s and Carve-Out Participant’s share of such cost, and shall pay such amount to the Independent Accountant on behalf of the Holders and the Carve-Out Participants.

(v) In the event the Independent Accountant refuses the engagement under Section 3.10(g)(iv), the Purchaser and the Shareholders Representative shall mutually agree on an Alternative Independent Accountant to resolve any disputes according to Section 3.10(g)(iv). If within thirty (30) days, the Purchaser and the Shareholders Representative fail to mutually agree on an Alternative Independent Accountant, the Purchaser and Shareholders Representative shall thereafter promptly cause the American Arbitration Association to appoint the Alternative Independent Accountant, and in making its determination with respect to such appointment, American Arbitration Association shall take into account, and attempt to avoid appointing an accounting firm with, any significant preexisting relationship with either the Purchaser and its Affiliates or the Shareholders Representative and its Affiliates.

(vi) If the Purchaser is required to deliver an Excluded Person Acquisition Notice in accordance with this Agreement and the Incremental Bookings Value is at least sixty percent (60%) of the Incremental Bookings Target Amount for the Earn-out Period in which such Excluded Person Acquisition occurred, then, within thirty (30) days after the calculation of such Incremental Bookings Value becomes final, conclusive and binding on the parties as provided above, the Shareholders Representative may deliver written notice to the Purchaser electing to require the Purchaser to pay the applicable Change of Control Amount in accordance with this Section 3.10(g)(vi). If the Shareholders Representative delivers such written notice, within ten (10) Business Days after the Purchaser’s receipt of such notice, the Purchaser shall be required to pay in accordance with the following provisions an amount in cash equal to the Change of Control Amount applicable to the Earn-out Period in which the Excluded Person Acquisition has occurred (i.e., (A) Sixteen Million Dollars ($16,000,000) (if the Excluded Person Acquisition occurs during the First Earn-out Period), (B) Fourteen Million Dollars ($14,000,000) (if the Excluded Person Acquisition occurs during the Second Earn-out Period) or (C) Twelve Million Dollars ($12,000,000) (if the Excluded Person Acquisition occurs during the Third Earn-out Period)). Subject to the Purchaser’s right to withhold, set-off and apply amounts in accordance with Section 10.9, the Purchaser shall deposit in the Exchange Fund an amount in cash equal to the applicable Change of Control Amount, less any portion thereof payable to MMV pursuant to the MMV Warrant and MMV Payoff Letter or to Heller pursuant to the Warrant Termination Agreement, by direct wire transfer of immediately available funds to be held by the Exchange Agent for the benefit of the Holders and the Carve-Out Participants for payment as promptly as practicable in accordance with this Article III. Upon the completion of the deposit of the Change of Control Amount into the Exchange Fund (net of any portion thereof used to pay MMV or Heller in accordance with the preceding sentence or to satisfy indemnification payments finally determined to be owed under Article X), the Purchaser shall have no further obligation to pay any further Contingent Consideration or any Termination Amount; provided, however, that the Purchaser shall continue to be required to pay the Contingent Consideration, if any, with respect to each Earn-out Period that has been completed prior to the closing of the Change of Control in accordance with Section 3.10(d).

(h) Allocation of Payments. With respect to any Contingent Consideration Amount required to be paid by the Purchaser under Section 3.10(d), (e), (f) or (g), (i) the Purchaser shall pay to MMV any portion thereof owed to MMV pursuant to the MMV Warrant and the MMV Payoff letter and to Heller any portion thereof owed to Heller pursuant to the Warrant Termination Agreement; and (ii) after deducting therefrom the payment under clause (i), the Purchaser shall deposit in the Exchange Fund (A) the Holder Allocation Percentage of the remaining portion of such Contingent Consideration Amount for payment to the Holders in accordance with this Article III and (B) the Carve-Out Participant Allocation Percentage of the remaining portion of such Contingent Consideration Amount for payment to the Carve-Out Participants in accordance with the Company Carve-Out Plan, and as set forth in Part 2 of Schedule 1.1(j).

(i) No Duplication of Payments. For the avoidance of doubt, in no circumstance shall the Purchaser be required to pay both the Termination Amount and the Change of Control Amount. In the event that a Change of Control of the Purchaser or an Excluded Person Acquisition occurs and a Termination Notice is delivered, the Purchaser will be required to pay the Change of Control Amount or Termination Amount depending on which such event first occurred. Furthermore, for the avoidance of doubt, in no circumstance shall the Purchaser be required to pay Contingent Consideration with respect to an Earn-out Period and any portion of the Termination Amount or Change of Control Amount attributable to the same Earn-out Period.

(j) Purchaser Discretion. The Holders and the Carve-Out Participants understand and acknowledge that control of all business decisions of the Company (including, without limitation, sales and marketing, capital expenditures, product pricing, product development, product deployment, employee hiring and retention, subcontracting authority, facilities management and acquisitions or dispositions of assets (and the timing thereof)), from and after the Effective Time shall be the ultimate right of the board of directors of the Purchaser, and that the Purchaser may operate its business and the business of its Subsidiaries (including the Company) in the manner it deems appropriate in its sole discretion.

Section 3.11 Exchange Agent. At the Closing, the Purchaser shall enter into an exchange agent agreement in the form attached hereto as Exhibit K (the “Exchange Agent Agreement”), pursuant to which the Purchaser shall appoint Computershare Trust Company, N.A., a national banking association, and Computershare Inc., a Delaware corporation (in their capacity as exchange agent, collectively, the “Exchange Agent”) to act as exchange agent hereunder for the purpose of distributing the any amounts payable by the Exchange Agent to the Holders and the Carve-Out Participants under this Agreement. Any funds and stock deposited in the Exchange Fund in accordance with the provisions of this Agreement shall be held and distributed by the Exchange Agent in accordance with the terms of the Exchange Agent Agreement. The fees and expenses of the Exchange Agent shall be paid in equal parts by the Purchaser, on the one hand, and the Holders and the Carve-Out Participants, on the other hand. The Purchaser shall have the right to deduct the portion of such fees and expenses payable by the

Holders and the Carve-Out Participants (on a pro rata basis based on their Aggregate Pro Rata Shares) from any portion of the Final Merger Consideration or Final Carve-Out Payments otherwise payable to the Holders and/or the Carve-Out Participants, and pay such amount over to the Exchange Agent.

Section 3.12 Payment Procedures.

(a) Prior to the Effective Time, the Purchaser or the Exchange Agent shall make available, to each holder of record of Company Capital Stock: (i) a letter of transmittal substantially in the form attached hereto as Exhibit C (a “Holder Letter”) and (ii) instructions for use in effecting the surrender of such holders’ certificate or certificates representing issued and outstanding shares of Company Capital Stock (the “Certificates”) in exchange for the consideration into which the shares represented by such Certificate shall have been converted pursuant to Section 3.7(a)(i), (ii), (iii), (iv) or (v). Upon surrender to the Purchaser (or the Exchange Agent or another designee of the Purchaser) at the Closing or after the Closing of a Certificate for cancellation, in any case, together with a Holder Letter, properly completed and duly executed, the holder of such Certificate shall be entitled to receive from the Exchange Fund, in exchange therefor, the consideration into which the shares represented by such Certificate shall have been converted pursuant to Section 3.7(a)(i), (ii), (iii), (iv) or (v), less any applicable withholding as set forth in Section 3.12(d) (if any), promptly following the times such consideration is deposited into the Exchange Fund in accordance with this Agreement, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the amounts payable upon surrender of any Certificate. In the event of a permitted transfer of ownership of Company Capital Stock which is not registered in the transfer records of the Company, the consideration into which the shares represented by such Certificate shall have been converted pursuant to Section 3.7(a)(i), (ii), (iii), (iv) or (v), may be paid to a transferee if the Certificate is presented to the Purchaser, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer or other Taxes have been paid. Until surrendered as contemplated by this Section 3.12(a), each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender, the consideration into which the shares represented by such Certificate shall have been converted pursuant to Section 3.7(a)(i), (ii), (iii), (iv) or (v). If any certificate evidencing any share of Company Capital Stock shall have been lost, stolen or destroyed, the Purchaser may, as a condition precedent to the issuance of any consideration pursuant to this Article III, require the owner of such lost, stolen or destroyed certificate to provide an appropriate affidavit with respect to such certificate.

(b) Prior to the Effective Time, the Purchaser or the Exchange Agent shall make available to each Carve-Out Participant a letter of acknowledgement substantially in the form attached hereto as Exhibit D (a “Letter of Acknowledgement”). Upon delivery to the Purchaser (or the Exchange Agent or another designee of the Purchaser) at the Closing of a Letter of Acknowledgement properly completed and duly executed, the Carve-Out Participant shall be entitled to receive the payments to which such Carve-Out Participant is entitled under this Agreement and the Company Carve-Out Plan, less any applicable withholding as set forth in Section 3.12(d). No interest will be paid or accrued on any amount payable to any Carve-Out Participant. If a Carve-Out Participant fails to timely deliver a properly completed and duly executed Letter of Acknowledgment, the Carve-Out Participant shall have no rights or interests under the Company Carve-Out Plan or the provisions of this Agreement applicable thereto.

(c) Any amounts in the Exchange Fund remaining unclaimed by Holders or Carve-Out Participants at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity pursuant to applicable Laws shall become, to the extent permitted by applicable Laws, the property of the Purchaser, free and clear of all claims or interests of any Person previously entitled thereto. None of the Purchaser, the Shareholders Representative, the Surviving Corporation or the Exchange Agent shall be liable to any Holder or Carve-Out Participant for any cash or stock from the Exchange Fund lawfully delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(d) Notwithstanding any other provisions contained in this Agreement, the Purchaser, the Company, the Exchange Agent or the Surviving Corporation (as appropriate) shall be entitled to deduct and withhold from consideration otherwise deliverable pursuant to this Agreement to any Holder or Carve-Out Participant (or any other Person receiving consideration) such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. At least fifteen (15) days prior to the Closing Date or the date of any other payment hereunder (as applicable), the Purchaser shall notify the Company in writing if the Purchaser intends to deduct and withhold any amounts pursuant to this Section 3.12(d) (other than income and employment taxes withheld from compensation payable to current or former employees, for which no such notice shall be required) and shall reasonably cooperate with the Company, the Holders and the Carve-Out Participants to mitigate, reduce or eliminate any such withholding. The Purchaser or the Surviving Corporation, as applicable, shall provide each Holder or Carve-Out Participant from whom funds are properly withheld with a receipt or other available evidence (other than any current or former employee with respect to compensation payable to such individual, for which no such receipt or evidence shall be required) showing payment of such withheld amounts to the appropriate Governmental Entity within thirty (30) days following the date of such withholding. To the extent that amounts are so withheld and timely remitted to the relevant Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the case of any payments to employees of the Company for which tax withholding is required, such amounts shall be delivered to the Surviving Corporation and paid through the Surviving Corporation’s payroll system.

Section 3.13 Escrow. At the Closing, the Purchaser or Merger Sub shall deliver to Computershare Trust Company, N.A., a national banking association (in its capacity as escrow agent hereunder, the “Escrow Agent”) from the Initial Merger Consideration and the Initial Carve-Out Payment otherwise payable to the Holders and the Carve-Out Participants in accordance with the provisions of this Agreement: (i) a number of shares of Purchaser Common Stock equal to (A) One Million Two Hundred Fifty Thousand Dollars ($1,250,000), divided by

(B) the Purchaser Closing Price and (ii) cash in an amount equal to One Million Two Hundred Fifty Thousand Dollars ($1,250,000) (together, the “Escrow Amount”) for deposit into an escrow account (the “Escrow Account”) in accordance with the terms of an escrow agreement in the form attached hereto as Exhibit E (the “Escrow Agreement”). The Escrow Amount so deposited shall be held and distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement. The fees and expenses of the Escrow Agent shall be paid by the Purchaser. During the period in which the Escrow Amount is retained in the Escrow Account, all interest, dividends and other income earned from investment of or with respect to the Escrow Amount shall be retained as additional amounts in the Escrow Account to be distributed to the Purchaser or the Holders and the Carve-Out Participants in accordance with the Escrow Agreement. Each Holder and Carve-Out Participant shall have an interest in the Escrow Account equal to such Holder’s or Carve-Out Participant’s Individual Holding in the Escrow Account.

Section 3.14 Treatment of Options.

(a) No outstanding Options shall be assumed or substituted for by the Purchaser. Each Option that is outstanding immediately prior to the Effective Time shall, immediately prior to the Effective Time, be terminated and canceled by the Company without payment of any consideration therefor. Immediately prior to the Effective Time, each Company Equity Plan shall be terminated by the Company.

(b) The Company shall provide at least three (3) Business Days prior to the Effective Time, an appropriate notice to each Option Holder informing such Option Holder that any Option that is outstanding and has not been exercised as of the Effective Time will be terminated at the Effective Time (the “Optionee Notice”). The Optionee Notice shall be subject to the advance review and approval of the Purchaser, which approval shall not be unreasonably withheld.

(c) The Company shall, prior to the Effective Time, take all actions, including without limitation, provide all notices and obtain all consents that are necessary or desirable to (i) effect the termination of the Company Equity Plans and (ii) cause each Option that has not been exercised as of the Effective Time to be terminated as of the Effective Time without payment therefor.

Section 3.15 Treatment of Warrants. Pursuant to the terms of the MMV Warrant and the MMV Payoff Letter, at the Effective Time, (a) the MMV Warrant shall no longer be exercisable for any shares of Company Capital Stock, (b) the Company shall have no obligation whatsoever to request or require the Purchaser or the Surviving Corporation to assume the obligation of the MMV Warrant and (c) in lieu of any right to exercise or convert the MMV Warrant, MMV shall be entitled to the payments provided pursuant to the MMV Warrant, the MMV Payoff Letter and this Agreement. At the Effective Time, the Heller Warrants shall terminate as provided in the Warrant Termination Agreement.

Section 3.16 Transfer Books. At the close of business, Pacific Time, on the Closing Date, the stock and option transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Capital Stock or Options that were outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates or

Options immediately prior to the Effective Time shall cease to have any rights with respect to such Company Capital Stock or Options, except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates or Options presented to the Purchaser or the Surviving Corporation for any reason shall be canceled and exchanged as provided in this Article III.

Section 3.17 No Fractional Shares. Notwithstanding anything to the contrary in this Agreement or the Ancillary Agreements, no fractional shares of Purchaser Common Stock shall be issued pursuant to this Agreement or the Company Carve-Out Plan. In lieu thereof, the aggregate number of Purchaser Common Stock issued to a Holder or Carve-Out Participant that would otherwise receive such a fractional share shall be rounded down to the nearest whole share of Purchaser Common Stock and the value of the fractional share shall be paid in cash based on the Purchaser Closing Price.

Section 3.18 Securities Law Compliance. Notwithstanding anything to the contrary in this Agreement or the Ancillary Agreements, the Purchaser shall not be required to issue shares of Purchaser Common Stock to a Holder or Carve-Out Participant unless the issuance is made in compliance with an applicable exemption from the registration requirements of the Securities Act and all other applicable federal and state securities laws. In furtherance of the foregoing, as reasonably requested by the Purchaser, prior to the issuance thereof by the Purchaser each Holder and each Carve-Out Participant receiving shares of Purchaser Common Stock pursuant to this Agreement must execute and deliver to the Purchaser a Holder Letter or Letter of Acknowledgement including representations as to certain matters in support of the exemption and acknowledging the restricted nature of such shares.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Contemporaneously with the execution and delivery of this Agreement by the parties hereto, the Company shall deliver to the Purchaser and Merger Sub the Company Disclosure Schedule. The Company Disclosure Schedule shall specifically reference (including by cross-reference, where appropriate) by Section (or, if applicable, by Subsection) any representation or warranty that is being qualified by a particular disclosure and only the representation or warranty so specifically referenced shall be qualified by such disclosure; provided that any exception or qualification set forth in the Company Disclosure Schedule with respect to a particular representation or warranty contained herein (other than Section 4.5 of the Company Disclosure Schedule) shall be deemed to be an exception or qualification with respect to any other representation or warranty contained in this Agreement if the applicability of such exception or qualification to such other representation or warranty would be reasonably apparent on its face to a reasonable Person reviewing the Company Disclosure Schedule, regardless of whether an explicit reference to such other representation or warranty is made. Notwithstanding anything to the contrary contained in this Agreement or the Company Disclosure Schedule, none of the disclosures included in Section 4.5 of the Company Disclosure Schedule shall be incorporated into, or otherwise shall be considered to be made for purposes of, any other Section or Subsection of the Company Disclosure Schedule. Nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Company contained in this Agreement. Subject to the foregoing, the Company represents and warrants to the Purchaser

Parties as of the date of this Agreement and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date) that:

Section 4.1 Organization and Good Standing; No Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each other jurisdiction in which the ownership or leasing of its properties or assets or the conduct of its business requires such qualification, except where the failure to so qualify or to be in good standing would not result in a Company Material Adverse Effect. The Company has previously made available to the Purchaser complete copies of the articles of incorporation and bylaws as in effect as of the date of this Agreement.

(b) The Company currently does not have, nor has it ever had, any Subsidiaries. Except as set forth in Section 4.1(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other equity securities (other than cash equivalents) or interests in another corporation, limited liability company, partnership, joint venture or other entity.

Section 4.2 Authority and No Conflicts.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby (including the Merger), have been duly authorized and approved by the Company’s Board of Directors, and except for obtaining the Company Shareholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby (including the Merger). This Agreement has been, and each of the Ancillary Agreements to which the Company is a party will be as of the Closing, duly executed and delivered by the Company and assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes or in the case of each of the Ancillary Agreements to which the Company is a party, will constitute as of the Closing, the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(b) The affirmative vote (at a meeting or by written consent) of (i) the holders of not less than a majority of the outstanding shares of Common Stock and Preferred Stock, voting together as a single class on an as-converted-to-common-stock basis, (ii) the holders of not less than a majority of the outstanding shares of Preferred Stock, voting together as a single class, and (iii) the holders of not less than a majority of the outstanding shares of Common Stock, voting together as a single class is necessary to approve the Merger in accordance with the CGCL, the Company’s Articles of Incorporation and the Bylaws, and the affirmative vote (at a meeting or by written consent) of (A) the holders of not less than a majority of the outstanding shares of Common Stock and Preferred Stock, voting together as a single class on an as-converted-to-common-stock basis, (B) the holders of not less than a majority of the outstanding shares of Preferred Stock, voting together as a single class, and (iv) the holders of not less than a majority of each series of the outstanding shares of Preferred Stock, voting separately as a class is necessary to approve the Articles Amendment in accordance with the CGCL, the Company’s Articles of Incorporation and the Bylaws (collectively, the “Required Shareholder Approval”). The Required Shareholder Approval is the only vote of the holders of any class or series of capital stock or other equity interest of the Company necessary to authorize the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements, and to consummate the transactions contemplated hereby and thereby (including the Merger) and adopt this Agreement.

(c) The Company’s board of directors, by resolutions duly adopted by majority vote of those voting at a meeting duly called and held, or by unanimous written consent, has (i) determined that this Agreement and the Merger and the Ancillary Agreements are fair to and in the best interests of the Company and the Holders and declared the Merger to be advisable, (ii) approved this Agreement and the Merger and the Ancillary Agreements, and (iii) recommended that the Holders adopt this Agreement and directed that such matter be submitted for consideration by the Holders in accordance with Section 6.9 and no such determination, approval or recommendation or direction of the Company’s board of directors has been withdrawn, amended, modified or terminated.

(d) Except as set forth in Section 4.2(d) of the Company Disclosure Schedule, subject to the receipt of the Company Shareholder Approval, the execution and delivery by the Company of this Agreement and each of the Ancillary Agreements to which the Company is a party do not, and the performance of its obligations hereunder and thereunder will not, (i) conflict with or violate the Articles of Incorporation or the Bylaws, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.2(e) have been obtained and all filings and obligations described in Section 4.2(e) have been made, conflict with or violate any Law applicable to the Company, or by which any property or asset of the Company, is bound, or (iii) require any consent or result in any material violation or material breach of, or constitute (with or without notice or lapse of time or both) a material default (or give to others any right of termination, amendment, acceleration or cancellation) under, or result in the triggering of any payments or result in the creation of a Lien on any material property or material asset of the Company under, any material Contract or material Permit, to which the Company is a party, or by which the Company or any of its properties are bound.

(e) The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which the Company is party do not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity, except (i) the filing of an Agreement of Merger and Certificate of Amendment with, and the acceptance for record thereof by, the Secretary of State of the State of California, (ii) the consents, approvals, authorizations, permits and filings listed on Section 4.2(e) of the Company Disclosure Schedule and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, prevent or materially delay consummation of the Merger and the other transactions contemplated by this Agreement.

Section 4.3 Capitalization.

(a) The authorized capital stock of the Company consists of (i) Sixty Five Million (65,000,000) shares of Common Stock, and (ii) Twenty Two Million Eight Hundred Sixty Nine Thousand One Hundred Forty Five (22,869,145) shares of Preferred Stock, of which (A) Six Million (6,000,000) shares have been designated as Series A Preferred Stock, (B) Ten Million (10,000,000) shares have been designated as Series B Preferred Stock, (C) Five Million (5,000,000) shares have been designated as Series C Preferred Stock and (D) One Million Eight Hundred Sixty Nine Thousand One Hundred Forty Five (1,869,145) shares have been designated as Series D Preferred Stock. As of January 31, 2012, (1) Twenty Seven Million Ninety Five Thousand Four Hundred Ninety (27,095,490) shares of Common Stock were issued and outstanding, (2) Six Million (6,000,000) shares of Series A Preferred Stock were issued and outstanding, (3) Nine Million Nine Hundred Five Thousand Five Hundred Sixty Four (9,905,564) shares of Series B Preferred Stock were issued and outstanding, (4) Four Million Three Hundred Forty Seven Thousand Eight Hundred Twenty Seven (4,347,827) shares of Series C Preferred Stock were issued and outstanding, (5) One Million Five Hundred Sixty Two Thousand Five Hundred Eighty Four (1,562,584) shares of Series D Preferred Stock were issued and outstanding, (6) an aggregate of Eleven Million Two Hundred Ninety Thousand Five Hundred Ninety Nine (11,290,599) shares of Common Stock were authorized for issuance under the Company Equity Plans, of which Five Million Six Hundred Twenty Three Thousand Five Hundred (5,623,500) shares of Common Stock were subject to outstanding and unexercised Options and (7) an aggregate of Three Hundred Six Thousand Five Hundred Sixty One (306,561) shares of Series D Preferred Stock were subject to Warrants to purchase Series D Preferred Stock. Each outstanding share of Company Capital Stock was duly authorized for issuance and validly issued, and is fully paid and nonassessable. As of immediately prior to the Effective Time, no shares of Company Capital Stock will be issued and outstanding, other than the Company Capital Stock identified in the previous sentence and any Company Capital Stock issued after the date of this Agreement and prior to the Effective Time pursuant to Section 6.1(b). Except as enumerated in this Section 4.3(a) or as disclosed in Section 4.3(a) of the Company Disclosure Schedule, as of the date hereof: (i) no shares of capital stock or other equity interests of the Company are reserved for issuance; (ii) there are no outstanding compensatory equity or equity-linked awards of any form, including, without limitation, options, restricted stock units, warrants, stock appreciation rights, restricted stock awards, “phantom” stock, deferred stock awards, performance stock or similar awards convertible, exercisable or exchangeable securities or other rights, contingent or otherwise, relating to the capital stock or other equity interests of the Company, whether granted under the Company Equity Plans or otherwise, and the Company has no obligation or commitment to grant any such awards; and (iii) there are no outstanding contracts or other agreements of the Company or, to the Company’s Knowledge, the Holders or any other Person, to purchase, redeem or otherwise acquire any outstanding shares of capital stock or other equity interests of the Company, or securities or obligations of any kind convertible into any shares of the capital stock or other equity interests of the Company. The Company has not violated any applicable federal or state securities Laws or any preemptive or similar rights created by statute, organizational document or agreement in connection with the offer, sale or issuance of any Company Capital Stock.

(b) Section 4.3(b) of the Company Disclosure Schedule sets forth a correct and complete list of the Holders as of the date of this Agreement, listing for each Holder its name and the number of shares of Common Stock and Preferred Stock held by such Holder.

(c) All Options outstanding immediately prior to the Effective Time will be terminated without payment of consideration therefor as of the Effective Time pursuant to Section 3.14. All Options have been granted pursuant to the Company’s applicable form of stock option award agreement, true and complete copies of which have been made available to Purchaser prior to the date hereof, and no stock option award agreement contains terms that are inconsistent with or in addition to such forms.

(d) Each grant of Options was duly authorized no later than the date on which the grant of such Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company’s board of directors (or a duly authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and each Option grant was made in accordance with the terms of the applicable Company Equity Plan and all applicable Laws. Each Option was granted with a per share exercise price that equaled or exceeded the fair market value of a share of the Common Stock on the applicable date of grant. All Options have been validly issued and properly approved by the Company’s board of directors (or a duly authorized committee thereof) in compliance with all applicable Laws. Each Option may, by its terms, be treated at the Effective Time as set forth in Section 3.14.

Section 4.4 Company Financial Statements.

(a) The Company has made available to the Purchaser, correct and complete copies of the Company Financial Statements. Except as set forth in Section 4.4 of the Company Disclosure Schedule, the balance sheets included in the Company Financial Statements (including the related notes and schedules) have been prepared in accordance with GAAP (subject, in the case of the Company Unaudited Financial Statements, to normal year end and quarter end adjustments consistent with past practice and the absence of notes to such statements) and fairly present, in all material respects, the financial position of the Company as of the date of such balance sheets (subject, in the case of the Company Unaudited Financial Statements, to normal year end and quarter end adjustments consistent with past practice and the absence of notes to such statements), and each statement of operations, cash flows, shareholders’ equity and comprehensive loss included in the Company Financial Statements (including the related notes and schedules) fairly presents, in all material respects, the results of operations, cash flows, changes in shareholders’ equity and comprehensive loss, as the case may be, of the Company for the periods set forth therein, in each case in accordance with GAAP, consistently applied during the periods involved (except as expressly noted therein or in Section 4.4(a) of the Company Disclosure Schedule and subject, in the case of the Company Unaudited Financial Statements, to normal year end and quarter end adjustments and the absence of notes to such statements). The Company Financial Statements were prepared from the books and records of the Company.

(b) The statement of CaseCentral SAAS Revenues of the Company for the quarters ended March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011 set forth in Section 4.4(b) of the Company Disclosure Schedule fairly presents, in all material respects, the CaseCentral SAAS Revenues of the Company for such periods and has been derived from financial statements prepared in accordance with GAAP, consistently applied during such periods.

Section 4.5 Absence of Undisclosed Liabilities. The Company does not have any Liabilities or obligations, except for: (a) Liabilities reflected or reserved against on the Company Unaudited Balance Sheet, (b) Liabilities and obligations incurred since the date of the Company Unaudited Balance Sheet in the Ordinary Course, (c) Liabilities described on Section 4.5 of the Company Disclosure Schedule, (d) Transaction Expenses incurred under this Agreement or in connection with the transactions contemplated hereby, and (e) other Liabilities that in the aggregate are not material to the Company. The Company does not have any Liabilities relating to off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

Section 4.6 Books and Records. The books and records of the Company are accurate and complete in all material respects and reflect, in reasonable detail, the transactions, assets and liabilities of the Company. Such books and records have been maintained in accordance with reasonable business practices and all applicable Law. The minute books of the Company, all of which have been made available to the Purchaser, contain accurate and complete records of all meetings held of, and corporate action taken by, the shareholders and the board of directors and committees of the board of directors or other governing bodies of the Company, and no meeting of any such shareholders, board of directors, committees or other governing bodies has been held for which minutes have not been prepared or are not contained in such minute books.

Section 4.7 Material Contracts. True and complete copies of each Material Contract (including all amendments, modifications, and supplements thereof) to which the Company is a party on the date of this Agreement have been made available to the Purchaser and are listed on Section 4.7(a) of the Company Disclosure Schedule. Each Material Contract is valid, binding and enforceable in all material respects in accordance with its respective terms with respect to the Company, except as such enforceability (a) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally and (b) is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). There is no existing material default or material breach by the Company under any Material Contract and, (i) to the Company’s Knowledge, no other party thereto is in material breach or violation of, or material default under, any Material Contract; (ii) no event has occurred which would result in a material breach or violation of, or a material default under, any Material Contract by the Company, or to the Company’s Knowledge, any other party thereto (in each case, with or without notice or lapse of time or both); and (iii) to the Company’s Knowledge, each Material Contract is valid, binding and enforceable in all material respects with respect to the other parties thereto, except as such enforceability (A) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally and (B) is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). Section 4.7(b) of the Company Disclosure Schedule lists each Material Contract to which the Company is a party as of the date of this Agreement that requires the consent of or notice to the other party thereto to avoid any material breach, material default or material violation of such Material Contract in connection with the consummation of the transactions contemplated by this Agreement.

Section 4.8 Real Property.

(a) The Company does not currently own and has never owned any real property.

(b) The Company is the only owner and holder of leasehold title in the Leased Real Property, and holds good and valid leasehold title in and to the Company Leases and the Leased Real Property, free and clear of any and all material Liens except Permitted Liens and the freehold interests of the Landlords. Section 4.8(b) of the Company Disclosure Schedules sets forth a complete and correct list of all Leased Real Property and all Company Leases. The Company has delivered or made available to the Purchaser copies of all Company Leases, and the copies so provided are true, correct and complete. The Company Leases have not been amended, modified or terminated except for any amendments identified in Section 4.8(b) of the Company Disclosure Schedule, true, correct and complete copies of which amendments have been made available to the Purchaser prior to the date of this Agreement.

(c) Each Company Lease is valid and in full force and effect. Each Company Lease represents the entire agreement between the Company, as tenant, and the applicable Landlord. There are no other agreements, written or oral, between the Company, on the one hand, and any Landlord or other third party relating to the Company’s possession, use and occupancy of the Leased Real Property. There is no existing default or breach by the Company under any Company Lease nor is there any default under a Company Lease that would give the Landlord thereunder the right to consent to the transactions described in this Agreement that such Landlord would otherwise not have absent such default, and, (i) to the Company’s Knowledge, no other party is in breach or violation of, or default under, any Company Lease, (ii) no event has occurred which would result in a breach or violation of, or a default under, any Company Lease by the Company or, to the Company’s Knowledge, any other party thereto (in each case, with or without notice or lapse of time or both), and (iii) to the Company’s Knowledge, each Landlord has performed all its obligations with respect to the Leased Real Property through the date of this Agreement.

(d) None of the Company Leases, nor any interest therein, has been previously assigned or pledged by the Company. The Company has delivered to the Landlords under the Company Leases all security deposits required thereunder, and none of such security deposits has been applied against any of the obligations of Company.

(e) (i) To the Company’s Knowledge, the use being made of the Leased Real Property by the Company is in conformity with the certificates of occupancy issued for the Leased Real Property and in compliance with all Laws applicable thereto, including, without limitation, the Americans with Disabilities Act, in all material respects; (ii) no notice of violation of any Law has been received by the Company from any Governmental Entity or any other person entitled to enforce same; and (iii) to the Knowledge of the Company, the Leased Real Property, and the present use and condition thereof, do not violate, in any material respect, any applicable deed restrictions or other covenants, restrictions or agreements applicable thereto or site plan approvals, as modified by any duly issued variances.

(f) The Company has not received written notice from any Governmental Entity, nor is there, to the Company’s Knowledge, any pending or threatened (i) Action to modify the zoning classification of, or to condemn, or purchase in lieu thereof, all or any part of the Leased Real Property; (ii) reassessment or special assessments or penalties or interest with respect to real estate Taxes or any other assessments applicable to the Leased Real Property; or (iii) governmental moratoria materially affecting the Leased Real Property.

(g) (i) To the Knowledge of the Company the Leased Real Property Improvements are in all material respects in good operating condition and repair without any structural or mechanical defects of any kind, and (ii) all Leased Real Property Improvements have received all approvals by Governmental Entities required in connection with their use, occupancy and operation.

(h) The Company holds all of the Real Property Approvals legally required to lease the Leased Real Property and operate the Leased Real Property in the Ordinary Course.

(i) The Company enjoys peaceful and undisturbed possession of all Leased Real Property.

(j) To the Knowledge of the Company, there are no unpaid taxes, assessments or bonds of any nature affecting the Leased Real Property or any portion of the Leased Real Property other than real property Taxes which are not yet delinquent.

(k) To the Knowledge of the Company, the Leased Real Property and the Leased Real Property Improvements have adequate means of ingress, egress, parking, curb cuts, drainage and sewage and are adequately supplied with utilities (including water, sewage, electricity, gas and telecommunications) and other services to continue to be operated post-Closing in the Ordinary Course.

(l) The Leased Real Property collectively constitutes all real property used or occupied by the Company in the conduct of its business or otherwise in connection with its business.

(m) No work has been performed or is in progress nor have materials been supplied to any of the Leased Real Property or agreements entered into for work to be performed or materials to be supplied to any of the Leased Real Property prior to the date hereof, in each case pursuant to any Contract with the Company which provides that the Company is responsible for payment or, to the Knowledge of the Company, pursuant any other Contract, and which will not have been fully paid for on or prior to the Closing Date or which might provide the basis for the filing of Liens against any of the Leased Real Property or any portion thereof; and the Company has not made any Contract of any kind the performance of which by the other party thereto would give rise to a Lien on any of the Leased Real Property.

(n) Neither this Agreement nor anything provided to be done by the Company under this Agreement violates, or requires the consent, approval or permission of any Governmental Entity or other third party under, any Laws, or, to the Knowledge of the Company, under any deed restrictions or other covenants, restrictions or agreements applicable to the Leased Real Property.

Section 4.9 Tangible Personal Property. Except as set forth in Section 4.9 of the Company Disclosure Schedule, the Company has (a) good and valid title to all of its tangible personal property assets reflected on the Company Unaudited Balance Sheet (except for assets disposed of in the Ordinary Course), free and clear of all material Liens, except Permitted Liens or (b) a valid leasehold interest in, or right to use, as applicable, all other tangible personal property that is material to, and used in or held for use in, its business. All such tangible personal property assets of the Company (i) are in good operating condition and adequate for the uses to which they are being put, ordinary wear and tear excepted, and (ii) are usable in the Ordinary Course.

Section 4.10 Sufficiency of Assets. The assets and properties owned, leased and licensed by the Company constitute all of the assets and properties necessary, and all of such assets and properties are sufficient, to operate the business of the Company as currently conducted in the Ordinary Course. All assets and properties used in the business of the Company are owned, leased or licensed by the Company, and none of the Holders or the Affiliates of the Company own, lease or license any assets or properties used in the business of the Company.

Section 4.11 Intellectual Property.

(a) Section 4.11(a) of the Company Disclosure Schedule sets forth a true and complete list of all of the Company Registered Intellectual Property. Section 4.11(a) of the Company Disclosure Schedule also sets forth: (i) for each patent, the number, date of filing, normal expiration date and subject matter for each country in which such patent has been issued, or, if applicable, the application number, date of filing and subject matter for each country, (ii) for each trademark, service mark, logo, and trade name, the application/serial number or registration number, the class of goods covered and the expiration date for each country, (iii) for each copyright, the registration number, date of filing and expiration date for each country, or, if applicable, the application number and date of filing for each country in which a copyright application has been filed, and (iv) for each domain name, the domain name registration, the expiration date and the name of the registrant. Section 4.11(a) of the Company Disclosure Schedule also sets forth all material unregistered trademarks, service marks, logos and trade names owned by Company. True and correct copies of all patents and patent applications, trademark and service mark applications and registrations and copyright applications and registrations owned, controlled, filed or used by or on behalf of the Company, or in which the Company has any interest whatsoever, have been provided to the Purchaser.

(b) With respect to each Material Contract that contains a license, transfer, or covenant not to sue regarding any Company Owned Intellectual Property, the underlying Company Owned Intellectual Property is not subject to any outstanding injunction, judgment, order, decree or ruling. With respect to each Material Contract that contains a license, transfer, or covenant not to sue regarding any Intellectual Property licensed to the Company on a non-exclusive or exclusive basis, to Company’s Knowledge the underlying Intellectual Property licensed for each such Material Contract is not subject to any outstanding injunction, judgment, order, decree or ruling. No Action is pending or to the Company’s Knowledge threatened, nor has any claim or demand been made to the Company, which challenges the legality, validity, enforceability or ownership of the underlying Company Owned Intellectual Property for each such Material Contract. Following the Closing Date, the Company will be permitted to exercise all of their rights under such Material Contracts on terms identical to those in effect as of the date of this Agreement and to the same extent they would have been able to had the transactions contemplated by this Agreement and the Ancillary Agreements not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay. Section 4.11(b) of the Company Disclosure Schedule sets forth a true and complete list of all royalties, fees, and similar payments that the Company is obligated to pay to any third party who owns or is a licensee of any Company Licensed Intellectual Property, and except as set forth therein, to the Company’s Knowledge the Company is not obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise to any owner or licensee of, or other claimant to, any Company Licensed Intellectual Property.

(c) The Company Owned Intellectual Property and, to the Company’s Knowledge, the Intellectual Property exclusively licensed to the Company, is valid, subsisting, enforceable and in full force and effect. The Company Registered Intellectual

Property listed or required to be listed in Section 4.11(a) of the Company Disclosure Schedule has not expired or been cancelled or abandoned, and is not subject to any pending or threatened opposition, cancellation, interference or similar proceeding. All necessary registration, maintenance and renewal fees currently due in connection with the Company Registered Intellectual Property have been made, and all necessary documents, recordations and certificates in connection with the Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property. Except as set forth in Section 4.11(c) of the Company Disclosure Schedule, there are no actions that must be taken by the Company, the Purchaser or its Subsidiaries within one hundred eighty (180) days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting, prosecuting, preserving or renewing any Company Registered Intellectual Property. The Company owns all right, title, and interest (including the sole right to enforce), free and clear of all Liens, in and to all Company Owned Intellectual Property and Company Registered Intellectual Property. With respect to Company Registered Intellectual Property, the Company is listed in the records of the appropriate United States, state and/or foreign authorities as the sole owner for each item thereof. Without limiting the foregoing, the Company owns all right, title and interest, free and clear of all Liens, in and to the CaseCentral Cloud Application, except with respect to Intellectual Property contained therein that constitutes Company Licensed Intellectual Property. To the Company’s Knowledge, there are not, and it is reasonably expected that after the Closing there will not be, any restrictions on the Company’s rights to sell products or software owned by or offer services provided by the Company in connection with the business of the Company, or to transfer or license any Company Owned Intellectual Property. The Company has not (i) transferred ownership of, or granted any exclusive license of or exclusive right to use, authorized the retention of any exclusive rights to use or joint ownership of, or granted any rights to sublicense, any Intellectual Property that is or was Company Owned Intellectual Property, to any other Person, (ii) permitted the Company’s rights in such Company Owned Intellectual Property to enter into the public domain, or (iii) transferred any claims, causes of action or rights to sue or collect damages for past, present and future infringement or unconsented use of any such Company Owned Intellectual Property.

(d) The Company has taken all reasonable steps to obtain, maintain and protect the Company Owned Intellectual Property. Without limiting the foregoing, the Company has taken all reasonable security measures to protect the secrecy, confidentiality and value of all of its trade secrets and confidential and proprietary information, and any trade secrets and confidential and proprietary information of third parties provided thereto, according to the laws of the applicable jurisdictions where such trade secrets and confidential and proprietary information are developed, practiced or disclosed. The Company has the right to use, or has ownership of, free and clear of all Liens, all customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to its current and former customers, and no Person other than the Company possesses any claims or rights with respect to use of such information. Without limiting the foregoing, the Company has and enforces, and has had and enforced, a policy requiring each employee, consultant and contractor to execute work-for-hire, invention assignment, proprietary information, and confidentiality agreements (as applicable) to protect Company Owned Intellectual Property. Without limiting the foregoing, all current and former employees, consultants and contractors of the Company that have created any Intellectual Property used or held for use by the Company has executed such agreements in which they have assigned all of their rights in and to such Intellectual Property to the Company. The Company is not and, to the Company’s Knowledge, no other party to any such agreement is in material breach thereof. No current or former employees, consultants or contractors of the Company own any Intellectual Property used or held for use by the Company.

(e) The Company Owned Intellectual Property and operation of the business of the Company, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, sale and other disposition of any software, product or service, do not infringe, conflict with, misappropriate, or otherwise violate any rights of any Person in or to any Intellectual Property, violate any right to privacy or publicity, or constitute unfair competition or trade practices under the laws of any jurisdiction to which the Company is subject. The Company has not received written notice from any Person claiming that the Company Owned Intellectual Property or the operation of the business of the Company infringe, conflict with, misappropriate or otherwise violate the rights of any Person in or to any Intellectual Property, violate any rights to privacy or publicity, or constitute unfair competition or trade practices under the laws of any jurisdiction (nor to the Company’s Knowledge does any basis therefor exist). The Company Intellectual Property is all of the Intellectual Property used in or necessary for the operation of the business of the Company, including the design, development, manufacture, use, import and sale of any software, product or service.

(f) The Company has taken all reasonable and prudent steps to protect the Company Owned Intellectual Property from infringement by any other Person. No other Person (i) has the right to use any of the Company’s trademarks or service marks on the goods and/or services in connection with which they are now being used either in identical form or in such near resemblance thereto as to be likely, when applied to the goods or services of any such Person, to cause confusion with such trademarks or to cause a mistake or to deceive, (ii) has notified the Company in writing that such Person is claiming any ownership of or right to use any of the Company Owned Intellectual Property or Intellectual Property exclusively licensed to the Company, or (iii) is to the Knowledge of the Company infringing upon, violating or misappropriating any of the Company Intellectual Property in any way.

(g) The Company has no reasonable basis to believe that it has any present or future liability under any agreement to provide indemnification for infringement of any third-party rights or otherwise, or provide updates, enhancements, improvements, modifications, fixes, support or maintenance for any Intellectual Property, other than pursuant to customary indemnification provisions contained in Contracts entered into in the Ordinary Course.

(h) There are no forbearances to sue, consents, settlement agreements, judgments, orders or similar litigation-related, inter partes or adversarial-related, or government-imposed obligations to which the Company is a party or is otherwise bound, other than licenses of Company Owned Intellectual Property granted by the Company to third parties and Company Licensed Intellectual Property, that (i) restrict the rights of the Company to use, transfer, license or enforce any Company Intellectual Property, software, products or services; (ii) restrict the conduct of the business of the Company in order to accommodate a third party’s Intellectual Property; or (iii) grant any third party any right with respect to any Company Intellectual Property.

(i) The Company has complied with all applicable Laws and its internal privacy policies and guidelines, if any, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company in the conduct of its business. The Company takes and has taken all reasonable and prudent measures to ensure that such information is protected against unauthorized access, use, modification, or other misuse. The execution, delivery and performance of this Agreement and the Ancillary Agreements complies and will comply with all applicable laws relating to privacy and the Company’s privacy policies in each case in all respects. Section 4.11(i) of the Company Disclosure Schedule sets forth a true and complete list of the Company’s current and past privacy policies and guidelines (true and correct copies of which have been provided to the Purchaser) and the Company has at all times made all disclosures to users or customers required by applicable laws and none of such disclosures have been inaccurate, misleading, deceptive or in violation of any applicable Laws.

(j) All of the Company’s information technology systems and computers, software, products, services and Company Owned Intellectual Property and to the Knowledge of the Company, all Company Licensed Intellectual Property (and all parts thereof), at the time they are made available to customers, are free of: (i) any bug, defect, or error that materially and adversely affects their use, functionality, or performance; and (ii) any disabling codes or instructions and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of such information technology systems, computers, software, products, services or Company Intellectual Property (or any parts thereof) or data or other software of users (“Contaminants”). The Company takes and has taken all reasonable steps, and implements and has implemented all reasonable procedures, intended to ensure that information technology systems used in connection with the operation of its business are free from Contaminants. The Company has appropriate disaster recovery plans, procedures and facilities for its business, and takes and has taken all reasonable steps to safeguard the information technology systems and computers used in the operation of its business. There have been no unauthorized intrusions or breaches of the security of such information technology systems and computers. The Company has implemented security patches or upgrades that are generally available for such information technology systems and computers where such patches or upgrades are reasonably required to maintain their security. To the Company’s Knowledge, none of the Company’s software, products or services fail to comply in all material respects with any applicable warranty or other contractual commitment made by the Company relating to the use, functionality, or performance of such software, products or services.

(k) There are no agreements relating to Company Intellectual Property that require a consent or waiver for the transactions contemplated by this Agreement or the Ancillary Agreements.

(l) The transactions contemplated by this Agreement and the Ancillary Agreements will not result in the Company: (i) granting to any third party any incremental right to or with respect to any Company Intellectual Property, (ii) being bound by, or subject to, any incremental non-compete or other incremental material restriction on the operation or scope of their respective businesses, or (iii) being obligated to pay any incremental royalties or other material amounts, or offer any incremental discounts, to any third party. As used in this paragraph, an “incremental” right, non-compete, restriction, royalty or discount refers to a right, non-compete, restriction, royalty or discount, as applicable, in excess of the rights, non-competes, restrictions, royalties or discounts payable that would have been required to be offered or granted, as applicable, had the parties not entered into this Agreement and the Ancillary Agreements or consummated the transactions contemplated hereby.

(m) Except as set forth on Section 4.11(m) of the Company Disclosure Schedule, no open source, public source, freeware or “copyleft” Intellectual Property, or any modification or derivative thereof, including any version of any software licensed pursuant to any GNU general public license or GNU lesser general public license or other software that is licensed pursuant to a license that purports to require the distribution of or access to Source Code or purports to restrict one’s ability to charge for distribution of or to use software for commercial purposes, has been used in, incorporated into, integrated or bundled with, any software, product or service that is Company Intellectual Property. Section 4.11(m) of the Company Disclosure Schedule sets forth a list of all open source, public source, freeware or “copyleft” Intellectual Property that is included in, or provided or distributed with any of the Company’s software, products or services and for each use of such Intellectual Property: (i) a description of the functionality of such Intellectual Property, (ii) the applicable license terms, and (iii) the applicable software, product or service.

(n) The execution of this Agreement, the Ancillary Agreements and any of the other transactions contemplated by this Agreement will not result in the disclosure to a third Person of any Source Code for software that is Company Owned Intellectual Property or Intellectual Property exclusively licensed to the Company (including without limitation any release from escrow of any such Source Code) or the grant of incremental rights to a Person with regard to such Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by Company or any Person acting on its behalf to any Person of any Source Code for software that is Company Owned Intellectual Property or Intellectual Property exclusively licensed to the Company, and no portions of such Source Code have been disclosed, delivered or licensed to a third Person. As used in this paragraph, an “incremental” right refers to a right in excess of the rights that would have been required to be offered or granted had the parties not entered into this Agreement and the Ancillary Agreements or consummated the transactions contemplated hereby.

(o) No government funding, facilities or resources of a university, college, other educational institution or research center were used in the development of any Company Owned Intellectual Property or the Company’s software, products and services. No Governmental Entity, university, college, other educational institution or research center has any claim or right in or to any Company Owned Intellectual Property or the Company’s software, products and services. The Company has not received any funding from third parties specifically for the purpose of the development of any Company Owned Intellectual Property. To the Company’s Knowledge, no current or former employee, consultant or independent contractor involved at any time in any aspect of or providing service to the Company’s business relating to the creation or development of Company Owned Intellectual Property, software, products or services, or who contributed to the creation or development of any Company Owned Intellectual Property, software, products or services, has performed services for the government, a university, college or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services for the Company relating to its business.

Section 4.12 Litigation. Except as set forth in Section 4.12 of the Company Disclosure Schedule, there is no material Action pending, or, to the Company’s Knowledge, threatened by or before any Governmental Entity or any mediator or arbitrator, in each case against the Company, or, to the Company’s Knowledge, any of the directors, officers or employees of the Company (in their capacity as such and with respect to their business activities on behalf of the Company). The Company is not subject to any judgment, decree, injunction or order of any Governmental Entity or any mediator or arbitrator.

Section 4.13 Customers. Section 4.13 of the Company Disclosure Schedule sets forth a correct and complete list of the top ten (10) customers of the Company based on dollar amount of revenues earned by the Company for the most recent fiscal year. No customer set forth on or required to be set forth on Section 4.13 of the Company Disclosure Schedule has given the Company written (or, to the Knowledge of the Company, other) notice that it intends to stop or materially alter its business relationship with the Company. No such customer has during calendar year 2011 decreased by more than ten percent (10)% (compared to calendar year 2010) its usage or purchase of the service or products to the Company.

Section 4.14 Compliance with Law. The Company is not in violation of any applicable Laws in any material respect. Except as set forth in Section 4.14 of the Company Disclosure Schedule, the Company has not been charged with, has not received written notice that it is under any material investigation with respect to, or, to the Company’s Knowledge, is not otherwise now under any material investigation with respect to, a material violation of any applicable Law.

Section 4.15 Permits. The Company is in possession of all material Permits necessary for the Company to own, lease and operate its properties and assets or to carry on lawfully its business as currently conducted (the “Company Permits”). All of the Company Permits are valid and are in full force and effect, and the Company is in compliance in all material respects with all of the Company Permits. Section 4.15 of the Company Disclosure Schedule sets forth a complete and correct list of all Company Permits. There are no Actions pending, or to the Company’s Knowledge, threatened, which would reasonably be expected to result in the revocation or suspension of any Company Permit.

Section 4.16 Environmental Matters.

(a) Except as disclosed in Section 4.16(a) of the Company Disclosure Schedule:

(i) the Company has now and has always had all material Environmental Permits required for its operations, and the Company is in material compliance with each such Environmental Permit

(ii) the Company is now and has always been in compliance in all material respects with all Environmental Laws;

(iii) the Company has not received written notice of any material Action concerning the violation of, or Liability under, any Environmental Law, nor is the Company aware of any basis for such notice;

(iv) the Company is not considering entering into, and has not entered into, any consent decree or order pursuant to any Environmental Law, and the Company is not a party to any judgment, decree or judicial or administrative order or directive pursuant to any applicable Environmental Law;

(v) there has been no Release by the Company of Hazardous Materials on, to or from the Leased Real Property except in compliance with applicable Environmental Laws;

(vi) to the Company’s Knowledge, there are no underground storage tanks currently or previously located on the Leased Real Property;

(vii) to the Company’s Knowledge, no asbestos or PCB compounds were used in the construction of the Leased Real Property Improvements nor are any asbestos or PCB compounds located in, at or upon any of the Leased Real Property; and

(viii) neither the Company nor (to the Knowledge of the Company) any other Person has placed, used, generated, stored, or disposed of on, under or about the Leased Real Property, or transported to or from it, any Hazardous Material in material violation of any Environmental Permit or Environmental Law.

(b) The Company has provided to the Purchaser complete copies of all material reports, correspondence and memoranda in the Company’s possession, or reasonable control, as of the date of this Agreement relating to the environmental condition of the Leased Real Property or the Company’s compliance with applicable Environmental Laws.

(c) The Company has not received notice of non-compliance or paid any material fine or penalty within the prior five (5) years for a violation of any Environmental Laws.

Section 4.17 Company Benefit Plans.

(a) Disclosure. Schedule 4.17(a) of the Company Disclosure Schedule lists all Company Benefit Plans. The Company has made available to the Purchaser true and complete copies of (i) each written Company Benefit Plan (including any amendments thereto) and descriptions of all material terms of any such plan that is not in writing; (ii) copies of each summary plan description for the Company Benefit Plans and any other notice or description provided to employees (as well as any modifications or amendments thereto); (iii) all trust documents, investment management contracts, custodial agreements, insurance contracts and other funding arrangements relating to any Company Benefit Plan, (iv) the three (3) most recent annual reports with accompanying schedules and attachments, filed with respect to each Company Benefit Plan required to make such a filing, (v) the three (3) most recent financial statements, actuarial reports and trustee reports for each Company Benefit Plan (as applicable), (vi) all material records, notices and filings concerning Internal Revenue Service (“IRS”) or U.S. Department of Labor audits or investigations and “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code (including Forms 5330), (vii) all non-routine, written communications relating to any Company Benefit Plan and any proposed Company Benefit Plans, and (viii) the most recent determination letter from the IRS and each currently pending application to the IRS for a determination letter for any Company Benefit Plan intended to qualify under Section 401(a) of the Code. The Company has not made any commitment to create any additional Company Benefit Plan or modify or change any existing Company Benefit Plan.

(b) Company Benefit Plan Compliance. With respect to each Company Benefit Plan: (i) if intended to qualify under Section 401(a) of the Code, such Company Benefit Plan has received a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS, in either case, that has not been revoked and, to the Company’s Knowledge, no event or circumstance exists that has adversely affected or would reasonably be expected to adversely affect such qualification or exemption; (ii) such Company Benefit Plan has been operated and administered in compliance with its terms and all applicable Law (including but not limited to ERISA and the Code); (iii) there are no pending or threatened claims against, by or on behalf of any Company Benefit Plans or the assets, fiduciaries or administrators thereof (other than routine claims for benefits in the Ordinary Course); (iv) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of an Company Benefit Plan in connection with which the Company or any Company Benefit Plan fiduciary could reasonably be expected to incur a liability have occurred; (v) no non-exempt prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred; (vi) no lien has been imposed under the Code or ERISA;

and (vii) all contributions (including all employer contributions and employee salary reduction contributions), premiums and expenses to or in respect of such Company Benefit Plan have been timely paid in full or, to the extent not yet due, have been adequately accrued on the Company Financial Statements. Each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust. The Company has not failed to distribute any required reports or descriptions of Company Benefit Plans to any Participant(s) (including without limitation any summary annual reports or summary plan descriptions). No excise tax could reasonably be expected to be imposed upon the Company under Chapter 43 of the Code. No filing has been made in respect of any Company Benefit Plan under the Company Benefit Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program.

(c) Certain Company Benefit Plans. No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate thereof contributes to, has ever contributed to or has any liability or obligation, whether actual or contingent, with respect to any Employee Benefit Plan that is (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) a single employer plan or other pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code, or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d) Certain Post-Termination Benefits. The Company does not have any obligation to provide health, accident, disability, life insurance or death benefits with respect to any current or former employees, consultants or directors or any retirees of the Company, or the spouses, dependents or beneficiaries of any of the foregoing, beyond the termination of employment or service of any such employee, consultant, director or retiree, whether under a Company Benefit Plan or otherwise, other than as required under Section 4980B of the Code or other applicable Laws.

(e) Accelerated Payments. Except as set forth in Section 4.17(e) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will (i) entitle any current or former employee, consultant or director of the Company to any payment; (ii) increase the amount of compensation or benefits due to any such employee, consultant or director; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit.

(f) Audits; Investigations. The Company, with respect to any Company Benefit Plan, any Company Benefit Plan nor any fiduciary thereof, is the subject of an audit or investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity, nor is any such audit or investigation pending or, to the Company’s Knowledge, threatened.

(g) Indebtedness. Section 4.17(g) of the Company Disclosure Schedule sets forth any and all indebtedness in excess of $10,000 owed by any current or former employee, consultant or director of the Company to the Company.

(h) Foreign Plans. No Company Benefit Plan is subject to the laws of any jurisdiction outside of the United States or provides compensation or benefits to any employee or former employee of the Company (or any dependent thereof) which compensation or benefits are subject to the laws of any jurisdiction outside of the United States.

(i) COBRA; HIPAA; Welfare Plan Funding, Maintenance. The Company and each of its ERISA Affiliates are in compliance in all material respects with (i) the applicable requirements of Section 4980B of the Code and any similar state law, and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder. No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. The obligations of all Company Benefit Plans that provide health, welfare or similar insurance are fully insured by bona fide third-party insurers. No Company Benefit Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

Section 4.18 Labor Matters.

(a) Employees. Section 4.18(a) of the Company Disclosure Schedule contains a true, correct and complete list of the names and current annual salary rates or current hourly wages, bonus opportunity, hire date, accrued vacation and paid-time-off, principal work location, employer and leave status of all present employees of the Company and each such employee’s status as being exempt or nonexempt from the application of state and federal wage and hour laws applicable to employees who do not occupy a managerial, administrative, professional or other exempt position. No executive or key employee of the Company and no group of employees or contractors of the Company, including salespersons, has informed the Company (whether orally or in writing) of any plan to terminate employment with or services for the Company, and, to the Company’s Knowledge, no such Person or Persons has any plans to terminate employment with or services for the Company.

(b) Labor. The Company is not and has never been a party to any collective bargaining or similar agreement, contract or legally binding commitment to any trade union or employee organization in respect of or affecting any employees of the Company, or is currently engaged in any negotiation with any trade union or employee organization, and no trade union or employee organization is currently representing, purporting to represent or, to the Company’s Knowledge, attempting to organize or otherwise represent, any employees of the Company. There are no unfair labor practice charges pending before the National Labor Relations Board or any other Governmental Entity, grievances, complaints, claims or judicial or administrative proceedings, in any case, which are pending or, to the Company’s Knowledge, threatened by or on behalf of any employees of the Company.

(c) Contractors. Section 4.18(c) of the Company Disclosure Schedule contains a list of all independent contractors, consultants, agents or agency employees currently engaged by the Company, along with the position, date of retention and rate of remuneration for each such Person. Except as set forth on Section 4.18(c) of the Company Disclosure Schedule, the Company does not engage or retain any independent contractors, consultants, agents or agency employees. The Company has properly classified each of their service providers as “employees” or “independent contractors” and as “exempt” or “non-exempt” for all purposes and have properly reported all compensation paid to such service providers for all purposes. Each such independent contractor, consultant, agent or agency employee has entered into customary covenants regarding confidentiality and assignment of intellectual property in such Person’s agreement with the Company, a copy of which has been previously delivered to the Purchaser.

(d) Payment of Compensation. (i) The Company has paid in full to all of its employees or adequately accrued in accordance with GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees; (ii) there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the Company’s Knowledge, threatened before any Governmental Entity with respect to any persons currently or formerly employed by the Company; and (iii) the Company is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices.

(e) Work Disruptions. The Company has not experienced any strike, slowdown, work stoppage, picketing, lockouts or other organized work interruption with respect to any employees during the past three (3) years, nor, to the Company’s Knowledge, are any such strikes, slowdowns, work stoppages, picketings, lockouts or other organized work interruptions threatened.

(f) Employment Laws. The Company has not violated in any material respect any applicable Law or regulation regarding the terms and conditions of employment of employees, former employees or prospective employees or other labor or employment related matters, including without limitation any Law or regulation relating to wrongful discharge, discrimination, personal rights, wages, hours, collective bargaining, fair labor standards or occupational health and safety.

(g) Competition Restrictions. To the Company’s Knowledge, no service provider of the Company is in violation of any written agreement with a former employer or other entity relating to the disclosure or use of trade secrets or proprietary information.

(h) Workers’ Compensation. There are no material Liabilities, whether contingent or absolute, of the Company relating to workers’ compensation benefits that are not fully insured against by a bona fide third-party insurance carrier. With respect to each Company Benefit Plan and with respect to each state workers’ compensation arrangement that is funded wholly or partially through an insurance policy or public or private fund, all premiums required to have been paid to date under such insurance policy or fund have been paid.

(i) WARN Act. In the three (3) years prior to the date of this Agreement, the Company has not effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or (ii) a “mass layoff” (as defined in the WARN Act, or any similar state, local or foreign Law) affecting any site of employment or facility of the Company.

Section 4.19 Agreements With Affiliates. Section 4.19 of the Company Disclosure Schedule sets forth a complete and correct list of (a) all Affiliate Contracts, and (b) any other Contract to which the Company is a party in which, to the Company’s Knowledge, any officer, director, shareholder or other Affiliate of the Company has a direct or indirect beneficial interest (other than an interest as a holder of less than five percent (5%) of the outstanding common stock of a publicly-traded counterparty).

Section 4.20 Insurance Policies. Section 4.20 of the Company Disclosure Schedule contains a correct and complete list, as of the date of this Agreement, of all insurance policies carried by or for the benefit of the Company, specifying the insurer, the nature and amount of coverage (which, for the avoidance of doubt, is subject to any deductible amounts and other limitations and conditions set forth in such policies), and the date through which coverage shall continue by virtue of premiums already paid. All material insurance policies with respect to the business and assets of the Company are in full force and effect, and no written notice of cancellation, non-renewal or termination thereof has been received by the Company.

Section 4.21 Tax Returns; Taxes. Except as set forth in Section 4.21 of the Company Disclosure Schedule:

(a) The Company has timely filed, or has caused to be timely filed on its behalf, taking into account any properly granted extension of time in which to file, all material Tax Returns required to be filed by or with respect to it, and all such Tax Returns are true, correct and complete in all material respects. All Taxes due and owing by the Company (whether or not shown on any Tax Returns) have been timely paid. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a Tax Authority in a jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to taxation by that jurisdiction. For avoidance of doubt, no representation or warranty is made with respect to the amount of the Company’s federal or state income Tax net operating losses or Tax credits attributable to Pre-Closing Tax Periods available for use by Purchaser or the Surviving Corporation to offset Purchaser’s or the Surviving Corporation’s taxable income for any taxable periods beginning after the Closing Date.

(b) The unpaid Taxes of the Company did not, as of the date of the Company Unaudited Balance Sheet, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income)

set forth on the face of the Company Unaudited Balance Sheet (rather than in any notes thereto). Since the date of the Company Unaudited Balance Sheet, the Company has not incurred any liability for Taxes outside the Ordinary Course.

(c) No deficiencies for Taxes with respect to the Company have been proposed, asserted or assessed by any Tax Authority, which have not been fully paid. There are no pending (or, to the Company’s Knowledge, threatened) audits, assessments or other Actions for or relating to any liability in respect of Taxes of the Company. There are no matters under discussion with any Tax Authority, or Known to the Company, with respect to Taxes that are likely to result in an additional liability for Taxes with respect to the Company. No issues relating to Taxes of the Company were raised by the relevant Tax Authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period.

(d) The Company has delivered or made available to the Purchaser complete and accurate copies of all federal, state, local and foreign Tax Returns of the Company filed since December 31, 2007, and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by the Company since December 31, 2007. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which extension or waiver remains currently in effect, nor has any request been made in writing for any such extension or waiver. No power of attorney with respect to any Taxes of the Company has been executed or filed with any Tax Authority which is currently in effect.

(e) There are no material Liens for Taxes upon any property or asset of the Company other than Permitted Liens.

(f) The Company is not a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement which is treated as a partnership for Tax purposes.

(g) The Company is not and has never been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract, other than commercial agreements the principal purpose of which is unrelated to Taxes.

(h) The Company is not and has never been a party to a transaction that is, or is substantially similar, to a “reportable transaction” or a “transaction of interest” as defined in Treasury Regulations Section 1.6011-4(b), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law. If the Company has entered into any transaction such that, if the treatment claimed by it were to be disallowed, the transaction would constitute a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code, then the Company believes that it has either (x) substantial authority for the tax treatment of such transaction or (y) disclosed on its Tax Return the relevant facts affecting the tax treatment of such transaction. The Company has not participated in and does not plan to participate in any Tax amnesty program.

(i) The Company has never been a member of an affiliated group filing a consolidated federal income Tax Return or any similar group for federal, state, local or foreign Tax purposes. The Company does not have any liability for the Taxes of any other Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor, (iii) by Contract or (iv) otherwise, other than under commercial agreements the principal purpose of which is unrelated to Taxes.

(j) The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder of the Company or other Person, in each case, on a timely basis. The Company has properly classified all individuals providing services to it as employees or non-employees for all relevant purposes. The transaction contemplated herein is not subject to the tax withholding provisions of Section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code or of any other provision of applicable Law.

(k) None of the Company and any of its Affiliates or predecessors by merger or consolidation has been a party to any transaction intended to qualify for nonrecognition of gain or loss under Section 355 of the Code.

(l) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Tax Authority filed or made on or prior to the Closing Date, any prepaid amount received on or prior to the Closing, or any election under Section 108(i) of the Code.

(m) The Company has not elected at any time to be treated as an S corporation within the meaning of Section 1361 or 1362 of the Code or under any comparable state or local Tax provision.

(n) None of the outstanding indebtedness of the Company constitutes indebtedness with respect to which any interest deductions may be disallowed under Sections 163(i) or 163(l) or 279 of the Code or under any other provision of applicable Law.

(o) The Company has not (i) been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (ii) been a “United States shareholder” of a “controlled foreign corporation” as defined in Sections 951 and 957 of the Code (or any similar provision of state, local or foreign law); (iii) been a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code, representing a material investment of the Company; or (iv) been subject to Tax in any jurisdiction in a country other than the country of its formation by virtue of having a permanent establishment or other place of business in that jurisdiction.

(p) Each Company Benefit Plan and each other contract, agreement, plan, program or arrangement maintained, established or entered into by the Company that constitutes a nonqualified deferred compensation plan (within the meaning of Section 409A of the Code) has been (i) operated in good faith compliance with Section 409A of the Code or an available exemption therefrom from January 1, 2005 through December 31, 2008 (to the extent in existence during such period), and (ii) maintained and operated, since January 1, 2010 (to the extent in existence since such date), in documentary and operational compliance with Section 409A or the Code or an available exemption therefrom. No compensation has been or would reasonably be expected to be includable in the gross income of any “service provider” (within the meaning of Section 409A of the Code) of the Company as a result of the operation of Section 409A of the Code. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will result in any “parachute payment” under Section 280G of the Code (or any corresponding provision of state, local, or foreign Tax Law).

(q) There is no Contract, agreement, plan or arrangement to which the Company is a party which requires the Company to pay a Tax gross-up, equalization or reimbursement payment to any service provider, including without limitation, with respect to any Tax-related payments under Section 409A of the Code or Section 280G of the Code.

Section 4.22 Absence of Certain Changes; Ordinary Course. Except as set forth on Section 4.22 of the Company Disclosure Schedule, from the date of the Company Audited Balance Sheet to the date of this Agreement there has not been any Company Material Adverse Effect. Since the date of the Company Unaudited Balance Sheet, except as expressly permitted by this Agreement, the Company has conducted its business only in the Ordinary Course, and there has not been action taken by the Company that is prohibited by Section 6.1 (which has not been consented to by the Purchaser in accordance with Section 6.1).

Section 4.23 No Broker Fees. Except as set forth in Section 4.23 of the Company Disclosure Schedule, none of the Company or any Affiliate of the Company has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby. For the avoidance of doubt, any obligations set forth on Section 4.23 of the Company Disclosure Schedules will constitute Transaction Expenses.

Section 4.24 Absence of Material Misstatements or Omissions. To The Company’s Knowledge, the representations and warranties of the Company in this Agreement, taken as a whole, do not contain any untrue statement of a material fact, or omit to state any material fact necessary to make such representations and warranties, taken as a whole, not misleading.

Section 4.25 No Other Representations or Warranties. Except for the representations and warranties made in this Article IV, the Holder Letters or the Letters of Acknowledgement, the Company and the Holders make no representations or warranties (whether express or implied) of any kind or nature in connection with this Agreement, and hereby disclaim any other representation or warranty, notwithstanding the delivery or disclosure to the Purchaser or any of its Affiliates or representatives of any documentation, forecasts, projections, predictions or other information with respect to the Company or its businesses, operations, rights, assets, liabilities, condition (financial or otherwise) or results of operations.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB

The Purchaser and Merger Sub hereby, jointly and severally, represent and warrant to the Company as of the date of this Agreement and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date) that:

Section 5.1 Organization and Good Standing.

(a) The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each other jurisdiction in which the ownership or leasing of its properties or assets or the conduct of its business requires such qualification, except where the failure to so qualify or to be in good standing would not reasonably be expected to have a material adverse effect on the Purchaser.

(b) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby, and as of the Effective Time, will have engaged in no other business or other activities or incurred any liabilities, other than in connection with or as contemplated by this Agreement. The Purchaser owns, and immediately prior to the Effective Time shall continue to own, of record and beneficially, all outstanding equity interest in Merger Sub, in each case, free and clear of any Liens.

Section 5.2 Authority and No Conflicts.

(a) Each of the Purchaser and Merger Sub have all necessary corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of the Purchaser and Merger Sub of this Agreement and each of the Ancillary Agreements to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby (including the Merger, the issuance of the Stock Consideration and the filing and maintenance of the Resale Registration

Statement as required by this Agreement), have been duly authorized by all necessary corporate action and, no other corporate action on the part of the Purchaser and Merger Sub are necessary to authorize the execution, delivery and performance by the Purchaser and Merger Sub of this Agreement and each of the Ancillary Agreements to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby (including the Merger, the issuance of the Stock Consideration and the filing and maintenance of the Resale Registration Statement as required by this Agreement). This Agreement has been, and each of the Ancillary Agreements to which the Purchaser and Merger Sub are parties will be as of the Closing, duly executed and delivered by the Purchaser and Merger Sub and assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes or in the case of each of the Ancillary Agreements to which the Purchaser and Merger Sub are parties, will constitute as of the Closing, the valid and binding agreement of the Purchaser and Merger Sub enforceable against the Purchaser and Merger Sub in accordance with its terms, except as such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(b) The execution and delivery by the Purchaser and Merger Sub of this Agreement and each of the Ancillary Agreements to which the Purchaser and Merger Sub are party do not, and the performance of the Purchaser’s and Merger Sub’s obligations hereunder and thereunder will not, (i) conflict with or violate the organizational documents, as amended or supplemented of the Purchaser or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.2(c) below have been obtained and all filings and obligations described in Section 5.2(c) below have been made, conflict with or violate any Law applicable to the Purchaser or Merger Sub, or by which any of property or asset of the Purchaser or Merger Sub, is bound, or (iii) require any consent or result in any material violation or material breach of, or constitute (with or without notice or lapse of time or both) a material default (or give to others any rights of termination, amendment, acceleration or cancellation) under, or result in the triggering of any payments or result in the creation of a Lien on any material property or material asset of the Purchaser or Merger Sub under, any material Contract or material Permit to which the Purchaser or Merger Sub is party, or by which the Purchaser, Merger Sub or any of their respective properties are bound.

(c) The execution and delivery by the Purchaser and Merger Sub of this Agreement and the Ancillary Agreements to which the Purchaser or Merger Sub is party do not, and the performance of their obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity, except (i) the filing of an Agreement of Merger with, and the acceptance for record thereof by, the Secretary of State of the State of California, (ii) as may be required under the Securities Act, the Exchange Act, any applicable Blue Sky Laws or the rules and regulations of Nasdaq and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of the Merger and the other transactions contemplated by this Agreement.

Section 5.3 Availability of Funds. The Purchaser has sufficient unrestricted cash on hand and available credit to pay the Initial Cash Consideration under this Agreement and to pay all of each of the Purchaser’s and Merger Sub’s respective fees, costs and expenses relating to this Agreement and the transactions contemplated hereby.

Section 5.4 Capitalization. The authorized capital stock of the Purchaser consists of (a) One Hundred Million (100,000,000) shares of Purchaser Common Stock and (b) Ten Million (10,000,000) shares of preferred stock of the Purchaser, par value $0.001 per share (“Purchaser Preferred Stock”). As of January 31, 2012, (i) Twenty Four Million Seven Hundred Twenty Three Thousand Five Hundred Fifty Six (24,723,556) shares of Purchaser Common Stock (including shares held in treasury and shares of restricted common stock of Purchaser) were issued and outstanding, (ii) no shares of Purchaser Preferred Stock were issued and outstanding, and (iii) an aggregate of Five Million One Hundred Seventy Seven Thousand Four Hundred Seven (5,177,407) shares of Purchaser Common Stock were reserved for issuance pursuant to outstanding awards and rights under equity incentive plans of the Purchaser, of which Three Million Three Hundred Sixty Six Thousand Eight Hundred Thirty Six (3,366,836) shares were underlying outstanding and unexercised options and One Million Eight Hundred Ten Thousand Five Hundred Seventy One (1,810,571) shares were subject to unvested shares of restricted stock. The shares of Purchaser Common Stock to be issued pursuant to this Agreement, when issued, sold and delivered in accordance with the terms of this Agreement and in consideration for the consummation of the transactions contemplated hereby, will be validly issued, fully paid, nonassessable and free or preemptive rights.

Section 5.5 SEC Reporting. Purchaser has filed all reports, schedules, forms, statements and other documents required to be filed by the Purchaser with the SEC since December 31, 2008, pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act (the “Purchaser SEC Documents”). As of its respective filing date, each Purchaser SEC Document complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Purchaser SEC Document. To the Purchaser’s Knowledge, each Purchaser SEC Document did not, at the time it was filed (or became effective in the case of registration statements), and, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Purchaser included in the Purchaser SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Purchaser and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the period then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

Section 5.6 Investment Intent. The Purchaser is purchasing the shares of capital stock of the Company pursuant to this Agreement solely for its own account and with no intention of distributing or reselling such shares or any part thereof, or interest therein, in any transaction that would be in violation of the Securities Act, or any other federal or state securities laws. The Purchaser is an “accredited investor” (as that term is defined in Rule 501 of Regulation D under the Securities Act).

Section 5.7 No Broker Fees. Except Atlas Technology Group LLC, none of the Purchaser or any of its Subsidiaries (including, without limitation, Merger Sub) or any Affiliate of the Purchaser or any of its Subsidiaries has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby.

Section 5.8 Acknowledgement. The Purchaser acknowledges that the representations and warranties made by the Company in Article IV are the only representations and warranties made by the Company in connection with this Agreement.

ARTICLE VI.

CERTAIN COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company. Unless the Purchaser otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), and except as otherwise expressly permitted by this Agreement, for the period commencing on the date hereof and ending on the earlier of the termination of this Agreement and the Effective Time, (A) the Company shall conduct its business in the Ordinary Course, (B) use its commercially reasonable efforts to preserve intact its current business, operations, organization and goodwill, and (C) use its commercially reasonable efforts to preserve the present relationships with its officers, employees, customers, suppliers and others having commercial relationships with the Company. Without limiting the generality of the foregoing, except, (1) as contemplated by this Agreement, (2) as required by applicable Law, (3) as set forth in Section 6.1(a) of the Company Disclosure Schedule, or (4) as otherwise consented to by the Purchaser (which consent shall not be unreasonably withheld or delayed), the Company shall not between the date of this Agreement and the Effective Time, directly or indirectly:

(a) except as provided by the Articles Amendment, amend the Articles of Incorporation or Bylaws, or comparable organizational documents, of the Company;

(b) except pursuant to the exercise of Options or any outstanding Warrants or the conversion of Preferred Stock, in each case, that were outstanding on January 31, 2012 in accordance with their present terms, issue, transfer, sell or deliver any shares of its capital stock (or options or other securities convertible into or exchangeable or exercisable for, with or without additional consideration, such capital stock);

(c) split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividends or make any other distributions (whether in cash, stock or other property) in respect of such shares;

(d) except as required or permitted by the Articles of Incorporation, or in connection with the withholding of shares of Common Stock to satisfy payment of the exercise price or Tax obligations with respect to the exercise of Options that are outstanding on January 31, 2012, redeem, purchase or otherwise acquire for any consideration any outstanding shares of its capital stock or securities carrying the right to acquire or which are convertible into or exchangeable or exercisable for, with or without additional consideration, such capital stock;

(e) (i) create, incur, assume or guarantee or otherwise become liable for any indebtedness for borrowed money, except for borrowings permitted under the Company’s lines of credit existing on the date hereof, (ii) make any loans or advances to any Person or (iii) forgive any loans to employees, officers or directors or any of their respective Affiliates;

(f) create any Subsidiary or make any acquisition or disposition of stock;

(g) make any acquisition or disposition of assets that are material to the Company, except acquisitions or dispositions of inventory or equipment in the Ordinary Course;

(h) (i) acquire by merger or consolidation with, or purchase substantially all of the equity interests or assets of, any business or Person, (ii) make any investment in the securities (including debt instruments) of any Person or (iii) merge or consolidate with any Person;

(i) (i) create, grant, assume or suffer to be incurred any material Lien of any kind on any of its properties or assets other than Permitted Liens, or (ii) make, or make any commitment for, any capital expenditure;

(j) other than in the Ordinary Course, enter into any Material Contract or amend, modify, renew or terminate any Material Contract;

(k) renew or enter into any non-compete, exclusivity, non-solicitation or other agreement that restricts or limits, in any material respect, the operations of the Company (or the Purchaser or any of its Affiliates) after consummation of the Merger;

(l) enter into any Contract to, sell, transfer, lease or sublease the Leased Real Property or to purchase or acquire real property;

(m) enter into any new lease of real property, where the Company is the tenant thereunder, or amend, modify, renew, extend or terminate a Company Lease or enter into any lease expansion pursuant to which the Company becomes a tenant;

(n) cause any new material Liens to exist upon the Leased Real Property other than the Permitted Liens nor fail to maintain the Leased Real Property in accordance with past practice;

(o) settle any insurance claims or agree to any condemnation or payment of condemnation proceeds;

(p) except to the extent replaced with policies of comparable or greater coverage, fail to use commercially reasonable efforts to keep in force insurance policies providing insurance coverage with respect to the material assets, operations and activities of the Company comparable to those currently in effect;

(q) other than in the Ordinary Course, transfer, license, grant any rights to or otherwise encumber, or permit to lapse, any Company Intellectual Property;

(r) (i) hire or terminate any employee, consultant or director; (ii) increase or establish, or commit to increase or establish, whether orally or in writing, any form of compensation or benefits payable by the Company, including, without limitation, pursuant to any Company Benefit Plan (except as required by any Law); (iii) adopt, enter into, establish, amend, modify or terminate any Company Benefit Plan or increase the benefits provided thereunder, (iv) accelerate the vesting or payment of any compensation or benefits under any Company Benefit Plan (other than as required under the terms of any Company Benefit Plan existing as of the date hereof), or (v) grant any equity or equity-linked awards or any other cash bonus, incentive, performance or other incentive compensation plan;

(s) change any financial accounting method, except insofar as may be required by a change in GAAP;

(t) make or change any material election relating to Taxes; change any annual Tax accounting period; adopt or change any material Tax accounting method; settle or compromise any claim, notice, audit report or assessment in respect of any material Taxes; file any amended Tax Return; enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any Tax; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(u) (i) enter into any waiver, release, assignment, compromise or settlement of any pending or threatened Action, (ii) enter into any waiver, release, assignment, compromise or settlement of any material rights or Liabilities or (iii) initiate any Action or material claim; or

(v) commit, authorize or agree to do, as applicable, any of the foregoing.

Section 6.2 Inspection and Access to Information.

(a) From the date hereof until the earlier of the termination of this Agreement or the Closing, the Company will (i) provide the Purchaser, its counsel, financial advisors, auditors, financing sources (if any), consultants and its and their respective employees and other authorized representatives, upon reasonable prior notice, reasonable access, including rights to conduct inspections and examine documents and other materials, during normal business hours, to the Leased Real Property, personnel, properties, books and records of the Company, provided in each case that such access does not materially interfere with the business operations of the Company, and (ii) furnish to the Purchaser, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company as such Persons may reasonably request to the extent such information is in the possession or control of the Company. Notwithstanding the foregoing, the Company shall not be required to disclose any information to the Purchaser if such disclosure would (i) cause significant competitive harm to the Company if the transactions contemplated hereby are not consummated, (ii) jeopardize any attorney-client or other legal privilege or (iii) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof

(b) All information provided or obtained in connection with the transactions contemplated hereby will be held by the Purchaser in accordance with the Mutual Non-Disclosure and Confidentiality Agreement, dated June 17, 2011, between the Purchaser and the Company (the “Confidentiality Agreement”). The Purchaser will instruct all of its counsel, financial advisors, auditors, financing sources (if any), consultants and other authorized representatives receiving Confidential Information (as defined in the Confidentiality Agreement) pursuant to Section 6.2(a) to comply with the terms of the Confidentiality Agreement, and will be responsible for any failure of any such persons to comply with the Confidentiality Agreement. In the event of a conflict or inconsistency between the terms hereof and the Confidentiality Agreement, the terms hereof will govern.

Section 6.3 No Solicitation of Transactions.

(a) The Company will not, and will not permit any of its directors, officers, employees, advisors, representatives or agents, to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets of the Company (other than in the Ordinary Course) or any capital stock of the Company (other than the issuance of capital stock pursuant to the exercise of Options or Warrants, in each case, outstanding on the date of this Agreement) other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any person or entity, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to do or seek any of the foregoing.

(b) The Company shall, and shall cause its representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any persons or entities (other than the Purchaser and Merger Sub) conducted heretofore with respect to any of Acquisition Transaction and promptly thereafter, deliver a written notice to each such Person, and (to the extent not previously delivered) to any other Person that entered into a confidentiality agreement in anticipation of potentially making a proposal for an Acquisition Transaction, to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Transaction, effective on the date hereof, and the notice shall also request such Person to promptly return or destroy all confidential information regarding the Company.

Section 6.4 Further Actions.

(a) Each of the parties hereto shall execute and deliver such documents and take such further actions as may be reasonably necessary or desirable to carry out the provisions hereof and the transactions contemplated by this Agreement and the Ancillary Agreements. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its commercially reasonable efforts under the circumstances to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements. The parties hereto shall cooperate in using their commercially reasonable efforts promptly to fulfill all conditions to the consummation of the transactions contemplated hereby or thereby. The Company shall use commercially reasonable efforts to obtain all of the consents referenced in Section 4.2(d) or Section 4.7(b) of the Company Disclosure Schedule.

(b) In furtherance and not in limitation of the foregoing, as promptly as practicable after the date of this Agreement, the Company shall make, or cause to be made, all filings necessary to obtain all consents, approvals, authorizations and permits listed on Section 4.2(e) of the Company Disclosure Schedule. Each of the Company and the Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any such filings. The parties shall use their commercially reasonable efforts to respond to any requests for additional information made by any Governmental Entity to which any such filing was made. Each party shall provide the other party or parties (or its or their external counsel in respect of competitively sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on all filings and submissions made to Governmental Entities in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. Each party shall promptly notify and provide copies to the other party’s or parties’ counsel of any communications to or from a Governmental Entity in relation to this Agreement. No party will independently participate in any meeting with any Governmental Entity in respect of any findings or inquiry in connection with the transactions contemplated by this Agreement or the Ancillary Agreements without giving the other party or parties prior notice of the meeting.

(c) The Purchaser shall have the sole right to direct and control the institution of any Action to obtain any approval under applicable Law for the transactions contemplated by this Agreement or the Ancillary Agreements, and the defense of any Action challenging the transactions contemplated hereby or thereby as violative of applicable Law, with counsel of its own choosing, and the Company may, at its own expense, participate therein with counsel of its own choosing and the Company and the Purchaser agree to reasonably cooperate with each other with respect thereto.

(d) Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not be required to (i) commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any businesses, product lines or assets of the Purchaser or its Affiliates or the Company, (ii) otherwise take or commit to take actions that would limit the Purchaser’s freedom of action with respect to, or its ability to retain, one or more of the businesses, product lines or assets of the Purchaser or its Affiliates or the Company, (iii) expend money to a third party in exchange for any consent of any Governmental Entity or other Person or (iv) commence or defend any Action in order to obtain any consents of a Governmental Entity.

(e) From the date of this Agreement until the Closing, the Company shall promptly notify the Purchaser in writing of (i) all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which to the Knowledge of the Company have resulted in a material breach of a representation, warranty or covenant of the Company in this Agreement or which have had the effect of making any representation or warranty of the Company in this Agreement untrue in any material respect and (ii) any change or event that to the Knowledge of the Company has resulted in a Company Material Adverse Effect; provided that no disclosure by the Company pursuant to this Section 6.4(e) shall be deemed to amend or supplement the Company Disclosure Schedule, to prevent or cure any misrepresentation, breach of warranty or breach of covenant, or to affect the rights of the Purchaser under Article IX.

Section 6.5 Public Announcements. No party to this Agreement shall issue any press release or make any public announcement regarding this Agreement or the transactions contemplated by this Agreement without the prior written approval of the other party or parties; provided, however, that the Purchaser may issue any press release or make any public announcement or filing with the SEC it believes in good faith is required by applicable Laws or the rules of Nasdaq, so long as prior to issuing any such press release or making such public announcement or filing, to the extent reasonably practicable, the Purchaser (a) provides the Company with a copy thereof and affords the Company a reasonable opportunity to review and comment on such proposed press release or public announcement or filing, and (b) consults with the Company in good faith regarding the timing, form and content of such proposed press release or public announcement or filing and the Company’s comments thereon, and (c) considers the Company’s comments in good faith. Notwithstanding anything herein to the contrary, ten (10) days after the Closing and the public announcement of the Merger in accordance with this Section 6.5, the Shareholders Representative shall be permitted to publicly announce that it has been engaged to serve as the Shareholders Representative in connection with the Merger as long as such announcement does not disclose any of the other terms of the Merger or the other transactions contemplated herein.

Section 6.6 Employee Matters.

(a) For a period of twelve (12) months from and after the Closing Date, Purchaser shall provide (or cause the Surviving Corporation or another Affiliate to provide) each employee of the Company or any of its Subsidiaries who continues in employment with the Surviving Corporation or a Subsidiary thereof following the Effective Time (together, the “Continuing Employees”) with health and welfare benefits that are substantially comparable in the aggregate to the health and welfare benefits provided to similarly situated employees of the Purchaser and its Affiliates over such period; provided, however, that prior to October 1, 2012, so long as the Company’s health and welfare benefit plans are maintained in effect, Purchaser shall only be required to provide (or cause the Surviving Corporation or another Affiliate to provide) the Continuing Employees with health and welfare benefits that are substantially comparable in the aggregate to the health and welfare benefits provided to such Continuing Employees immediately prior to the Closing. Each Continuing Employee shall be given service credit for all purposes other than benefit accrual under any defined benefit pension, equity incentive or similar plan, including for eligibility to participate and eligibility for vesting with respect to such benefit plans, for his or her length of service with the Company (and its predecessors) prior to the Closing Date. Purchaser shall use its commercially reasonable efforts to cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements with respect to any such benefit plans to be waived with respect to such Continuing Employees (to the extent such requirements would not have applied under comparable Company Benefit Plans prior to the Closing) and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year that includes the Closing Date for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any benefit plan in which they are eligible to participate after the Closing Date (to the extent such credit would have been given under comparable Company Benefit Plans prior to the Closing). For the avoidance of doubt, nothing in this Section 6.6(a) shall require the Purchaser or its Affiliates to provide any particular level of compensation opportunities to the Continuing Employees at any time, including, without limitation, with respect to base salary, wage rates, severance, incentive compensation or equity-based compensation.

(b) From and after the Closing Date, the Purchaser agrees to perform (or cause the Surviving Corporation or another Affiliate to perform) all severance obligations under the Company Benefit Plans set forth on Schedule 4.17(a) of the Company Disclosure Schedule.

(c) Nothing in this Agreement shall, or shall be construed so as to: (i) prevent or restrict in any way the right of the Purchaser to terminate, reassign, promote or demote any employee, independent contractor, director or other service provider of the Company (or to cause any of the foregoing actions) at any time following the Closing, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such service providers at any time following the Closing; (ii) create any third-party rights in any such current or former service provider of the Company of any of its Subsidiaries (or any beneficiaries or dependents thereof); (iii) constitute an amendment or modification of any employee benefit plan, or (iv) obligate Purchaser to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Purchaser from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time, in each case subject to Purchaser’s obligations under Section 6.6(a) above. Nothing in this Section 6.6(c) shall limit the rights of any employee under any employment agreement (including, without limitation, the

Employment Agreements) between any such employee and Purchaser or the Surviving Corporation.

(d) On the Closing Date, Purchaser shall grant to each individual identified on Schedule 6.6(d) the number of shares of restricted Purchaser Common Stock (“Restricted Stock”) set forth opposite such individual’s name thereon. These grants of Restricted Stock shall vest as provided on Schedule 6.6(d) and shall be set forth in award agreements prescribed by the Purchaser in the form used by the Purchaser for similarly situated employees (including, without limitation, with respect to the treatment of such Restricted Stock upon a change in control of the Purchaser) which contain these vesting terms and such other terms and conditions as Purchaser may prescribe with respect to the Restricted Stock awards.

Section 6.7 Code Section 280G.

(a) The Company shall obtain and deliver to the Purchaser, prior to the initiation of the requisite shareholder approval procedure under Section 6.7(b), a fully executed Parachute Payment Waiver from each Person who is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code), as determined immediately prior to the initiation of the requisite shareholder approval procedure under Section 6.7(b), and who might otherwise have, receive or have the right to entitlement to receive a “parachute payment” (within the meaning of Section 280G of the Code) in connection with the transactions contemplated by this Agreement.

(b) As soon as practicable following the delivery of the Parachute Payment Waivers by the Company to the Purchaser, the Company shall submit to the Holders for approval in accordance with Section 280G(b)(5)(B) of the Code any payments and/or benefits that are subject to a Parachute Payment Waiver, such that, following the requisite shareholder approval, such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code. In addition, prior to the Closing, the Company shall deliver to the Purchaser evidence reasonably satisfactory to the Purchaser (i) that a Company shareholder vote was solicited in conformance with Section 280G of the Code, and the requisite Company shareholder approval was obtained with respect to any payments and/or benefits that were subject to the Company shareholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the Parachute Payment Waiver, such “parachute payments” shall not be made or provided. The Company shall use commercially reasonable efforts to obtain the Section 280G Approval in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Department of Treasury regulations promulgated thereunder.

(c) The form of the Parachute Payment Waiver and any materials to be submitted to the Holders in connection with the Section 280G Approval (the “Section 280G Soliciting Materials”) shall be subject to review and approval by the Purchaser, which approval shall not be unreasonably withheld. The Company will promptly advise the Purchaser in writing if, at any time prior to the Closing, the Company obtains knowledge of any facts that might make it necessary or appropriate to amend or supplement the Section 280G Soliciting Materials in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable Law, including without limitation, the requirements of Section 280G(b)(5)(B) of the Code.

Section 6.8 401(k) Plan Termination. Effective no later than immediately prior to the Closing, the Company shall take or cause to be taken all actions necessary to terminate any and all Company Benefit Plans intended to qualify as qualified cash or deferred arrangements under Section 401(k) of the Code.

Section 6.9 Shareholder Approval. The Company, acting through the Company’s board of directors, reasonably promptly following obtaining the Company Shareholder Approval, shall deliver, in accordance with the CGCL and other applicable law, the Company’s Articles of Incorporation and Bylaws, notice to the Holders that the Required Shareholder Approval has been obtained. In addition, the Company shall notify all Holders entitled to receive notice under Chapter 13 of the CGCL that dissenters’ rights are available with respect to their applicable shares of Company Capital Stock. If it is determined at any time after such notice is delivered that the signed written consents of certain Holders delivered by the Company to the Purchaser immediately after the execution of this Agreement, were not sufficient to obtain the Required Shareholder Approval for any reason whatsoever (an “Approval Deficiency Event”), the Company, acting through the Company’s board of directors, immediately upon learning of an Approval Deficiency Event, shall solicit, in accordance with the CGCL and other applicable law, the Company’s Articles of Incorporation and Bylaws, the approval, pursuant to a written consent, of the principal terms of the Merger from all of the holders of Company stock entitled to vote thereon other than the Holders that have previously signed a written consent with respect to such matter. The materials provided to such shareholders in connection with any approval of the principal terms of the Merger shall be subject to the prior review and approval by the Purchaser and shall include an information statement including information regarding the Company, the terms of this Agreement, the unanimous recommendation of the Company’s board of directors of directors that such Holders vote their shares in favor of adoption of this Agreement and the approval of the principal terms of the Merger and other transactions contemplated by this Agreement. If an Approval Deficiency Event occurs and the Company fails to obtain and deliver such written consent from at least the holders of Company stock necessary to provide the Required Shareholder Approval within ten (10) Business Days thereafter, the Company, acting through the Company’s board of directors, shall immediately take all such action as may be necessary in accordance with the CGCL and other applicable law, the Company’s Articles of Incorporation and Bylaws, to duly convene a meeting of the holders of Company stock for the purpose of obtaining the Required Shareholder Approval and shall give the Purchaser notice of such meeting and any adjournment thereof.

Section 6.10 Tax Matters.

(a) The Company shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Company that are required to be filed (taking into account any extension) on or before the Closing Date, and shall pay, or cause to be paid, all Taxes of the Company due on or before the Closing Date. Such Tax Returns shall be prepared in a manner consistent with the past practice of the Company, except as required by applicable Law. At least fifteen (15) days prior to filing any such Tax Return, or, if required to be filed within fifteen (15) days after the date of this Agreement, as soon as possible following the date of this Agreement and sufficiently in advance of filing that the Purchaser shall have a reasonable opportunity to review and comment on such Tax Return, the Company shall submit a copy of any such Tax Return to the Purchaser for the Purchaser’s review and approval, which approval shall not be unreasonably withheld.

(b) The Purchaser shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Company that relate to taxable periods ending on or before the Closing Date but that are required to be filed after the Closing Date. Such Tax Returns shall be prepared in a manner consistent with past practice of the Company, except as required by applicable Law. The Purchaser shall deliver, at least fifteen (15) days prior to the due date (taking into account any extension) for the filing of such Tax Returns (or, if required to be filed within fifteen (15) days after the Closing Date, as soon as possible following the Closing Date and sufficiently in advance of filing that the Shareholders Representative shall have a reasonable opportunity to review and comment on such Tax Return) to the Shareholders Representative a draft of such Tax Returns for the Shareholders Representative’s review. The Purchaser shall make such changes to such Tax Returns as are reasonably requested by the Shareholders Representative pursuant to written comments delivered to the Purchaser no later than (i) five (5) Business days prior to the due date of such Tax Returns, in the case of Tax Returns due more than fifteen (15) days after the Closing Date or (ii) five (5) Business Days after the Shareholders Representative’s receipt of the draft Tax Return, in the case of Tax Returns due less than fifteen (15) days after the Closing Date.

(c) The Purchaser shall prepare and timely file, or shall cause to be prepared and timely filed, any Tax Return (a “Straddle Period Tax Return”) required to be filed by the Company for a Straddle Period. The Purchaser shall deliver at least fifteen (15) days prior to the due date (taking into account any extension) for the filing of such Straddle Period Tax Return (or, if required to be filed within fifteen (15) days after the Closing Date, as soon as possible following the Closing Date and sufficiently in advance of filing that the Shareholders Representative shall have a reasonable opportunity to review and comment on such Tax Return) to the Shareholders Representative a draft of such Straddle Period Tax Return for the Shareholders Representative’s review. The Purchaser shall make such changes to such Tax Returns as are reasonably requested by the Shareholders Representative pursuant to written comments delivered to the Purchaser no later than (i) five (5) Business days prior to the due date of such Tax Returns, in the case of Tax Returns due more than fifteen (15) days after the Closing Date or (ii) five (5) Business Days after the Shareholders Representative’s receipt of the draft Tax Return, in the case of Tax Returns due less than fifteen (15) days after the Closing Date.

(d) The portion of any Tax that is allocable to the taxable period that is deemed to end on the Closing Date will be: (i) in the case of Property Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of all other Taxes, determined as though the taxable year of the Company terminated at the close of business on the Closing Date. The amount of Taxes of the Company for Pre-Closing Tax Periods and accrued Taxes for purposes of the determination of Net Working Capital shall be computed by: (x) assuming that the Purchaser will not make an election pursuant to Section 338(g) of the Code with respect to the transaction contemplated hereby and (y) treating payments on the Closing Date of Transaction Expenses and Transaction Compensation and payments on the Closing Date, if any, to Holders in respect of Options, as properly allocable to the Pre-Closing Tax Period for purposes of the “next day rule” of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B).

(e) If the filing of an amended Tax Return relating to a Pre-Closing Tax Period, the carryback of an item to a Pre-Closing Tax Period, or any election made with retroactive effect could give rise to an indemnifiable obligation of the Holders under this Agreement, the Purchaser will not allow such amendment of a Tax Return relating to a Pre-Closing Tax Period, the carryback of an item to a Pre-Closing Tax Period, or the making of such election with retroactive effect without the prior written approval (not to be unreasonably withheld, conditioned or delayed) of the Shareholders Representative; provided, however, the foregoing shall not apply to the extent (i) such amendment, carryback or election is effected as a result of an audit, inquiry or other Action by a Tax Authority or (ii) such amendment is determined by the Purchaser or the Surviving Corporation, based on advice of counsel or certified public accountants, to be required by applicable Law.

(f) The Purchaser and the Shareholders Representative agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including, without limitation, access to books and records, as is reasonably necessary for the filing of all Tax Returns by the Purchaser, the Company or the Holders, the making of any election relating to Taxes, the preparation for any audit by any Tax Authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Each of the Purchaser, the Company and the Shareholders Representative shall retain all books and records with respect to Taxes for a period of at least seven (7) years following the Closing Date.

(g) Any transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) shall be borne by the Holders. The Holders hereby agree to file in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to all such amounts for which the Holders are so liable. The Holders shall provide the Purchaser with evidence satisfactory to the Purchaser that such Transfer Taxes have been paid.

(h) The Purchaser and the Company, on the one hand, and the Shareholders Representative, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”). Any failure to so notify the other party of any Tax Matter shall not relieve such other party of any liability with respect to such Tax Matters except to the extent such party was actually prejudiced as a result thereof.

(i) To the extent the Purchaser will be fully indemnified for any Taxes resulting from any Tax Matter, the Shareholders Representative shall have sole control of the conduct of such Tax Matter, including any settlement or compromise thereof (and Purchaser shall cause appropriate powers of attorney to be executed to allow the Shareholders Representative to control the conduct of any such Tax Matter), provided, however, that the Shareholders Representative shall keep Purchaser informed of all developments on a timely basis, shall provide to Purchaser copies of any and all correspondence received from the Tax Authority related to such Tax Matter and shall provide Purchaser with the opportunity to attend conferences, hearings and other meetings with or involving the Tax Authority and to review and provide comments with respect to written responses provided to the Tax Authority with respect to such Tax Matter; provided, further, that if any of the issues raised in such Tax Matter could have an adverse impact on Taxes of the Company for a Tax period or portion thereof beginning on or after the Closing Date, then the Shareholders Representative and the Purchaser shall jointly control the conduct and resolution of the portion of such Tax Matter which could have such an impact.

(ii) To the extent the Purchaser will be partially indemnified but not fully indemnified for any Taxes resulting from any Tax Matter, the Purchaser shall have sole control of the conduct of such Tax Matter, provided, however, that the Purchaser shall keep the Shareholders Representative informed of all developments on a timely basis, shall provide to the Shareholders Representative copies of any and all correspondence received from the Tax Authority related to such Tax Matter, shall provide the Shareholders Representative with the opportunity to attend conferences, hearings and other meetings with or involving the Tax Authority and to review and provide comments with respect to written responses provided to the Tax Authority with respect to such Tax Matter, and shall not settle or compromise any such Tax Matter without the prior written approval of the Shareholders Representative, which approval shall not be unreasonably withheld or delayed.

(iii) In the event of any conflict or overlap between the provisions of this Section 6.10(h) and Section 10.5, the provisions of this Section 6.10(h) shall control.

(i) All Tax sharing agreements or similar agreements between the Company, on the one hand, and any of the Holders and their Affiliates, on the other hand, shall be terminated prior to the Closing Date, and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

Section 6.11 Termination of Certain Contracts. Prior to the Effective Time, the Company shall settle all obligations owed under, and terminate, (a) each Affiliate Contract to which it is a party other than the Affiliate Contracts listed on Schedule 6.11(a) and (b) each Contract listed on Schedule 6.11(b).

Section 6.12 Payoff of Certain Closing Date Indebtedness. Prior to the Effective Time, the Company shall have arranged for the settlement and payoff at the Closing of all Closing Date Indebtedness (other than the Closing Date Indebtedness listed on Schedule 6.12) (the “Payoff Indebtedness”).

Section 6.13 Shareholder Support Agreements. In the event that the Company issues any additional Company Capital Stock after the date of this Agreement in compliance with this Agreement (other than pursuant to the Company Equity Plan or any warrants outstanding on the date of this Agreement), prior to or concurrently with the issuance thereof the Company shall require the recipients of such Company Capital Stock to execute Shareholder Support Agreements and deliver them to the Purchaser.

Section 6.14 Registration of Purchaser Common Stock.

(a) Subject to the terms and conditions of this Section 6.14, no later than sixty (60) days after the Closing Date, the Purchaser will prepare and file with the SEC a registration statement on Form S-3 with the SEC to register the resale of all of the Registrable Securities (the “Resale Registration Statement”). The Purchaser will use its reasonable best efforts to cause such Resale Registration Statement to be declared effective under the Securities Act as promptly as practicable and to keep such Resale Registration Statement effective for a period from the date of its initial effectiveness until the earlier of twelve (12) months after such date and such time as there are no Registrable Securities outstanding. Notwithstanding the foregoing, the Purchaser shall be permitted to delay the filing and effectiveness of the Resale Registration Statement to the extent reasonably necessary if (i) there is material non-public information regarding the Purchaser which the Purchaser reasonably determines to be significantly disadvantageous for the Purchaser to disclose and which the Purchaser is not otherwise required to disclose at such time, (ii) the Purchaser has not received the audited financial statements of the Company for the year ending December 31, 2011, accompanied by the audit report of the Company’s independent public accountant, or (iii) the Purchaser has not received all required accountant consents and legal opinions required to be filed with such registration statement; provided, however, that (A) the length of any deferral under clause (i) above shall not exceed one hundred twenty (120) days and (B) the Purchaser shall not invoke its right under clause (i) above more than once in any twelve (12) month period.

(b) For so long as there are Registrable Securities outstanding, the Purchaser shall use commercially reasonable efforts:

(i) to promptly prepare and file with the SEC such amendments and supplements to the Resale Registration Statement, and the prospectus contained in such Resale Registration Statement, as may be necessary to comply with the Securities Act with respect to the disposition of Registrable Securities;

(ii) to furnish to each Holder or Carve-Out Participant that holds Registrable Securities (a “Selling Holder”) such number of copies of the prospectus included in the Resale Registration Statement (and each supplement thereto) as may be required by the Securities Act to permit for resales of Registrable Securities (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule);

(iii) to cause the Registrable Securities to be listed on Nasdaq; and

(iv) during the period when a prospectus is required to be delivered under the Securities Act in connection with the resale of Registrable Securities, to notify any Selling Holder (at the address set forth in its Holder Letter): (A) when the Resale Registration Statement or any post-effective amendment thereto has become effective; (B) of any request by the SEC for amendments or supplements to the Resale Registration Statement or the prospectus included therein; (C) of the issuance by the SEC of any stop order suspending the effectiveness of Resale Registration Statement; (D) of the receipt by the Purchaser of any notification with respect to the suspension of the qualification of the Purchaser Common Stock for sale in any jurisdiction; or (E) of any event as a result of which the prospectus included in the Resale Registration Statement (as amended or supplemented) includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

(c) The Purchaser shall notify each Selling Holder (at the address set forth in its Holder Letter) in writing if the Resale Registration Statement or prospectus contained therein contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and upon receipt of such notice each such Selling Holder shall, forthwith discontinue disposition of Registrable Securities pursuant to the Resale Registration Statement until such Selling Holder has received copies of a supplemented or amended prospectus from the Purchaser, or until such Selling Holder is advised in writing by the Purchaser that the use of such prospectus is permitted.

(d) No Selling Holder shall use any free writing prospectus (as defined in Rule 405 under the Securities Act) in connection with the sale of Registrable Securities without the prior written consent of the Purchaser (which shall not be unreasonably withheld or delayed).

(e) All Registration Expenses incurred in effecting any registration hereunder shall be borne by the Purchaser. All Selling Expenses incurred in connection with any registration hereunder shall be borne by the Selling Holders.

(f) It shall be a condition precedent to the obligations of the Purchaser to register Registrable Securities of any Selling Holder under this Section 6.14 that such Selling Holder shall furnish to the Purchaser such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be reasonably required to effect the registration of such Registrable Securities.

(g) The registration rights under this Section 6.14 may not be assigned by any Selling Holder, except to (i) any direct or indirect partner or member of such Selling Holder to whom Registrable Securities are distributed, (ii) any immediate family member of such Selling Holder to whom Registratble Securities are transferred as a gift or upon demise, and/or (iii) any trust or other entity created by or on behalf of such Selling Holder for estate planning purposes to whom Registrable Securities are transferred for such purposes. Notwithstanding the foregoing, the Purchaser shall not be required to file more than one (1) supplement or amendment to the Resale Registration Statement updating the names of the selling securityholders thereunder in any 30-day period.

(h) In connection with any sale of Registrible Securities pursuant to the Resale Registration Statement:

(i) To the extent permitted by law, the Purchaser shall indemnify and hold harmless each Selling Holder, the partners, members, officers and directors of each Selling Holder and each person, if any, who controls such Selling Holder within the meaning of the Securities Act or the Exchange Act, against any expenses, losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such expenses, losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (each a “Violation”):

(A) any untrue statement or alleged untrue statement of a material fact contained in the Resale Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

(B) the omission or alleged omission to state in the Resale Registration Statement a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

(C) any violation or alleged violation by the Purchaser of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the Resale Registration Statement;

and Purchaser shall reimburse each such Selling Holder, partner, officer or director or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage liability or action; provided, however, that the indemnity agreement contained in this Section 6.14(h)(i) shall not apply to amounts paid in settlement of any such expense, loss, claim, damage, liability or action if such settlement is effected without the consent of the Purchaser (which consent shall not be unreasonably withheld), nor shall the Purchaser be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Selling Holder, partner, officer or director or controlling person expressly for use in connection with such registration by such Selling Holder, partner, officer, director or controlling person.

(ii) To the extent permitted by law, each Selling Holder shall indemnify and hold harmless the Purchaser, each of its directors, each of its officers who have signed the Resale Registration Statement, each person, if any, who controls the Purchaser within the meaning of the Securities Act or the Exchange Act and any other Selling Holder or any of such Selling Holder’s partners, directors or officers or any person who controls such Selling Holder within the meaning of the Securities Act or the Exchange Act, against any expenses, losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such expenses, losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation arises out of or is based on actions or omissions made in reliance upon and in conformity with written information furnished by such Selling Holder expressly for use in connection with the Resale Registration Statement; and each such Selling Holder shall reimburse the Purchaser and such other persons for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 6.14(h)(ii) shall not apply to amounts paid in settlement of any such expense, loss, claim, damage, liability or action if such settlement is effected without the consent of the Selling Holder, which consent shall not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by a Selling Holder under this Section 6.14(h)(ii) in respect of any Violation shall not exceed the net proceeds received by such Selling Holder from the sale of Registrable Securities pursuant to the Resale Registration Statement out of which such Violation arises except in the case of fraud, intentional misrepresentation or willful or criminal misconduct by such Selling Holder.

(iii) Promptly after receipt by an indemnified party under this Section 6.14(h) of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification under this Section 6.14(h), such indemnified party shall, if a claim in respect thereof is to be made against any indemnifying party under this Section 6.14(h), deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, jointly with any other indemnifying party to which notice has been given, to assume the defense thereof with counsel reasonably satisfactory to the indemnifying and indemnified parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one counsel (in addition to reasonably necessary local counsel), with the reasonable fees and expenses thereof to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 6.14(h), but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 6.14(h).

(iv) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 6.14(h) but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 6.14(h) provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 6.14(h); then, and in each such case, such parties will contribute to the aggregate expenses, losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the Violation that resulted in such expense, loss, claim, damage or liability as well as other equitable considerations. The relative fault of such parties shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact or the omission or alleged omission of a material fact relates to information supplied by the indemnifying party or indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (A) no individual or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any individual or entity who was not guilty of such fraudulent misrepresentation; and (B) in no event shall a Selling Holder’s liability pursuant to this Section 6.14(h)(iv), when combined with the amounts paid or payable by such Selling Holder pursuant to Section 6.14(h)(ii), exceed the net proceeds from the sale of all such Registrable Securities offered and sold by such Selling Holder pursuant to the Resale Registration Statement, except in the case of willful misconduct or fraud by such Holder.

(v) The obligations of the Purchaser and the Selling Holders under this Section 6.14(h) shall survive the completion of any offering of Registrable Securities under the Resale Registration Statement.

(i) With a view to making available the benefits of Rule 144 under the Securities Act, the Purchaser agrees to:

(i) use its reasonable best efforts to make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act; and

(ii) furnish to any Selling Holder, so long as the Selling Holder owns any Registrable Securities, promptly upon request (A) a written statement by the Purchaser as to its compliance with the reporting requirements under the Exchange Act, (B) a copy of the most recent annual or quarterly report of the Purchaser if not otherwise available on the SEC’s EDGAR system and (C) such other reports and documents of the Purchaser as a Selling Holder may reasonably request in availing itself of Rule 144 under the Securities Act.

(j) This Section 6.14 (other than Section 6.14(h)) shall automatically terminate when all Registrable Securities cease to be such.

Section 6.15 Restriction on Resale of Purchaser Common Stock.

(a) Without the Purchaser’s prior written consent, during the first nine (9) calendar months after the Closing, each Holder and Carve-Out Participant shall not be permitted to Transfer more than a cumulative aggregate of: (a) twenty five percent (25%) of the shares of Purchaser Common Stock received by such Holder or Carve-Out Participant pursuant to this Agreement in the first three (3) calendar months following the Closing Date, (b) fifty percent (50%) of the shares of Purchaser Common Stock received by such Holder or Carve-Out Participant pursuant to this Agreement in the first six (6) calendar months following the Closing Date, (c) seventy-five percent (75%) of the shares of Purchaser Common Stock received by such Holder or Carve-Out Participant pursuant to this Agreement in the first nine (9) calendar months following the Closing Date. Upon the written request of the Purchaser, each Holder or Carve-Out Participant receiving shares of Purchaser Common Stock pursuant to this Agreement shall certify in writing to the Purchaser the number of such shares of Purchaser Common Stock such Holder or Carve-Out Participant has Transferred during each such three-month period. In the event of any Transfer or attempted Transfer of Purchaser Common Stock in violation of this Section 6.15, the Purchaser shall be permitted to issue stop-transfer instructions to its transfer agent with respect to such sale.

(b) In connection with the Closing, (A) twenty five percent (25%) of the shares of Purchaser Common Stock issued to each Holder or Carve-Out Participant shall be represented by one or more stock certificates bearing a legend with respect to the restrictions on Transfer under this Section 6.15 which shall state that such restrictions shall terminate three (3) calendar months following the Closing Date, (B) another twenty five percent (25%) of such shares shall be represented by one or more stock certificates bearing a legend with respect to such restrictions which shall state that such restrictions shall terminate six (6) calendar months following the Closing Date, (C) another twenty five percent (25%) of such shares shall be represented by one or more stock certificates (or a statement of holding in book-entry form) bearing a legend with respect to such restrictions which shall state that such restrictions shall terminate nine (9) calendar months following the Closing Date and (D) the remaining of such shares shall be represented by one or more stock certificates not bearing a legend with respect to such restrictions. Any shares of Purchaser Common Stock of a Holder or Carve-Out Participant deposited into the Escrow Account under this Agreement and the Escrow Agreement shall be represented a statement of holding in book-entry form with the legend referenced in foregoing clause (C).

(c) Notwithstanding the foregoing, each Holder and Carve-Out Participant shall be permitted to Transfer its shares of Purchaser Common Stock to (i) any direct or indirect partner or member of such Holder or Carve-Out Participant, (ii) any immediate family member of such Holder or Carve-Out Participant as a gift or upon demise, and/or (iii) any trust or other entity created by or on behalf of such Holder or Carve-Out Participant for estate planning purposes; provided, however, that, in each case, as a pre-condition to such Transfer the applicable transferee executes and delivers to the Purchaser a written agreement in form and substance reasonably satisfactory to the Purchaser under which the transferee agrees to be bound by the provisions of this Section 6.15.

Section 6.16 Directors’ and Officers’ Indemnification.

(a) Prior to Closing, the Company shall purchase a prepaid “tail” policy of insurance covering a period of six (6) years following the Closing Date under the directors and officers liability insurance policy of the Company, as in effect on the Closing Date. The premiums for such policy shall be paid in full by the Company prior to the Closing Date and shall be non-cancelable. Until six (6) years after the Closing Date, any such policy shall be not cancelled or amended following the Effective Time without the prior written consent of the Purchaser and the Shareholders Representative.

(b) For a period of six (6) years following the Effective Time, the Purchaser shall, and shall cause the Surviving Corporation to, fulfill and honor the obligations of the Company pursuant to (a) the indemnification agreements between the Company and the directors and officers of the Company listed on Schedule 6.11(a), subject to applicable Law, and (b) any applicable Law concerning the indemnification of Company employees, including, without limitation, California Labor Code section 2802. For a period of six (6) years following the Effective Time, the Articles of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors and officers of the Company as of the Effective Time as those contained in the Articles of Incorporation and Bylaws of the Company as in effect on the date hereof.

(c) The agreements of the Purchaser contained in this Section 6.16 shall not limit or be construed as a waiver of the right of the Purchaser to obtain indemnification under Article X with respect to any matter giving rise to an obligation of the Purchaser or the Surviving Corporation under this Section 6.16, if such matter is otherwise subject to indemnification by the terms of Article X.

Section 6.17 Nasdaq Listing. The Purchaser shall use its reasonable best efforts to cause the shares issued as part of the Stock Consideration to be listed on Nasdaq as of the Closing (to the extent any action is required by the Purchaser under the applicable rules of Nasdaq therefor).

Section 6.18 Landlord Estoppels; Payoff Letters. Prior to the Closing, the Company shall use its commercially reasonable efforts to obtain (a) an executed Landlord Estoppel from each of the Company’s Landlords, (b) an executed MMV Payoff Letter from MMV, (c) an executed SVB Payoff Letter from SVB, (c) in respect of any Payoff Indebtedness not covered by the MMV Payoff Letter or SVB Payoff Letter, a Payoff Letter duly executed by the lender or agent for such Payoff Indebtedness, which shall state that (i) if the party delivering such Payoff Letter is an agent for the lenders under the Payoff Indebtedness, that it is acting in its capacity as agent for such lenders, (ii) upon the payment of the Loan Pay-Off Amount set forth in such Payoff Letter by the time and date specified in the Payoff Letter (plus any per diem amounts that may increase the Loan Pay-Off Amount set forth therein), the Company shall have satisfied all obligations to the applicable lender or lenders under the documents governing the Payoff Indebtedness (other than breakage costs which may be invoiced at a later date and expense reimbursement and indemnification obligations which are not yet due and payable and survive the termination of the applicable loan documents), (iii) all commitments of the lenders under the applicable Payoff Indebtedness have been terminated in full, (iv) all guarantees and Liens granted under the Payoff Indebtedness, if any, shall have been or, upon the disbursement of the relevant Loan Pay-Off Amount in accordance with the instructions in the applicable Payoff Letter shall be, discharged and released in their entirety, (v) each applicable lender or its agent agrees to deliver all lien releases or other documents reasonably requested by the Purchaser or any lender to the Purchaser to evidence the releases referred to in clause (iv), and (vi) the Purchaser (or the Surviving Corporation) or the borrowers and any guarantors under the Payoff Indebtedness are authorized to prepare and file or deliver, as the case may be, UCC-3 lien termination financing statements, mortgage releases, intellectual property releases, deposit account control agreement termination notices and such other releases and documentation necessary to effectuate the release of Liens contemplated by clause (iv) above; and (d) in respect of any Payoff Indebtedness that is secured by a Lien, an undertaking of the holders of such Payoff Indebtedness to promptly deliver to the Surviving Corporation upon payment of the amounts specified in the Payoff Letter (i) such fully executed (and notarized, if reasonably requested by the Purchaser) documents as may be reasonably requested by the Purchaser to evidence the release of such Liens and (ii) any and all assets of the Company in the possession or control of the agent or the applicable lender(s) held as collateral to secure the Payoff Indebtedness, including, without limitation, notes and stock certificates.

ARTICLE VII.

CONDITIONS TO CLOSING

Section 7.1 Conditions to Each Party’s Obligations. The respective obligations of the Purchaser, Merger Sub and the Company to effect the transactions contemplated hereby shall be subject to the following conditions, any of which, if not fulfilled may be waived (in writing) by such parties:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Injunction. There shall be no Law enacted, adopted, promulgated or enforced, or any ruling, judgment, injunction, order or decree of any Governmental Entity having competent jurisdiction in effect that makes consummation of the Merger illegal or otherwise prohibited substantially on the terms contemplated by this Agreement.

(c) Stock Consideration; Nasdaq Listing. If required under the applicable rules of Nasdaq for the issuance of the Stock Consideration hereunder, a listing application for such Stock Consideration shall have been approved by Nasdaq.

Section 7.2 Conditions to Obligations of the Purchaser and Merger Sub. The obligations of the Purchaser and Merger Sub to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions, any of which, if not fulfilled, may be waived (in writing) by the Purchaser:

(a) Representations and Warranties. All representations and warranties of the Company contained in this Agreement that are qualified by “material,” “materiality” or “Company Material Adverse Effect” shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct in all respects as of such date), and all other representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct in all material respects as of such date).

(b) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event or occurrence which has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(c) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

(d) FIRPTA Certificate. The Company shall have delivered to the Purchaser a certification in compliance with Treasury Regulations §§1.897-2(h) and 1.445-2(c)(3)

certifying that the Company is not a “United States real property holding corporation” as defined under Section 897 of the Code, dated within thirty (30) days prior to the Closing Date and in form and substance reasonably acceptable to the Purchaser, along with written authorization for the Purchaser to deliver such notice form to the Internal Revenue Service on behalf of the Company upon Closing.

(e) Escrow Agreement and Ancillary Agreements. The Escrow Agent, the Shareholders Representative and the Company shall have executed and delivered to Purchaser the Escrow Agreement, and each of Heller, the Shareholders Representative and the Company shall have executed and delivered to the Purchaser any other Ancillary Agreement to which it is a party, if any.

(f) Resignations or Removal. The Company shall have delivered to the Purchaser, with respect to each of the directors and officers of the Company (the names of whom are set forth on Section 7.2(f) of the Company Disclosure Schedule), (i) a resignation of such director or officer in the form attached as Exhibit F hereto, effective as of the Closing, or (ii) evidence of the removal of such director or officer from his or her position as a director or officer, effective as of the Closing.

(g) Closing Certificates.

(i) The Company shall have delivered, or caused to be delivered, to the Purchaser a certificate, dated as of the Closing Date, executed by the chief executive officer or chief financial officer of the Company as to compliance with the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c).

(ii) The Company shall have delivered a certificate, dated as of the Closing Date, signed by the Secretary of the Company (i) certifying that attached thereto are correct and complete copies of the Company’s Articles of Incorporation and Bylaws (each as amended through the Closing Date and in effect immediately prior to the Effective Time), (ii) attaching a recent long-form good standing certificate of the Company, certified by the Secretary of the State of California, (iii) certifying that attached thereto are true and correct copies of resolutions duly adopted by the board of directors and the written consents or resolutions, as applicable, of the shareholders of the Company authorizing and approving the execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, and (iv) certifying the incumbency, signature and authority of the officers of the Company authorized to execute and deliver this Agreement and the Ancillary Agreements to which the Company is a party and all other documents, instruments or agreements related hereto or thereto required to be executed by the Company.

(h) Required Consents. The Purchaser shall have received written evidence reasonably satisfactory to it that the Required Consents have been received and any and all conditions set forth therein have been fully satisfied.

(i) Holder Letters; Letters of Acknowledgement. The Purchaser shall have received (A) completed and executed Holder Letters from (i) Holders of not less than ninety two percent (92%) of the outstanding shares of Common Stock and (ii) Holders of not less than ninety two percent (92%) of the outstanding shares of Preferred Stock and (B) completed and executed Letters of Acknowledgement from all of the Carve-Out Participants.

(j) Payoff Letters and Other Evidences of Payment of Payoff Indebtedness. The Company shall have delivered, or shall have caused the applicable lender or agent to deliver, to the Purchaser (i) the MMV Payoff Letter, (ii) the SVB Payoff Letter, (iii) in respect of all Payoff Indebtedness not covered by the MMV Payoff Letter or SVB Payoff Letter, a Payoff Letter duly executed by the lender or agent for such Payoff Indebtedness, which shall state that (A) if the party delivering such Payoff Letter is an agent for the lenders under the Payoff Indebtedness, that it is acting in its capacity as agent for such lenders, (B) upon the payment of the Loan Pay-Off Amount set forth in such Payoff Letter by the time and date specified in the Payoff Letter (plus any per diem amounts that may increase the Loan Pay-Off Amount set forth therein), the Company shall have satisfied all obligations to the applicable lender or lenders under the documents governing the Payoff Indebtedness (other than breakage costs which may be invoiced at a later date and expense reimbursement and indemnification obligations which are not yet due and payable and survive the termination of the applicable loan documents), (C) all commitments of the lenders under the applicable Payoff Indebtedness have been terminated in full, (D) all guarantees and Liens granted under the Payoff Indebtedness, if any, shall have been or, upon the disbursement of the relevant Loan Pay-Off Amount in accordance with the instructions in the applicable Payoff Letter shall be, discharged and released in their entirety, and (E) each applicable lender or its agent agrees to deliver all lien releases or other documents reasonably requested by the Purchaser or any lender to the Purchaser to evidence the releases referred to in clause (D); and (iv) in respect of any Payoff Indebtedness that is secured by a Lien, an undertaking of the holders of such Payoff Indebtedness to promptly deliver to the Surviving Corporation upon payment of the amounts specified in the Payoff Letter (A) such fully executed (and notarized, if reasonably requested by the Purchaser) documents as may be reasonably requested by the Purchaser to evidence the release of such Liens and (B) any and all assets of the Company in the possession or control of the agent or the applicable lender(s) held as collateral to secure the Payoff Indebtedness, including, without limitation, notes and stock certificates.

(k) Parachute Payment Waivers. With respect to any payments and/or benefits that may constitute “parachute payments” under Section 280G of the Code with respect to any Person in connection with the transactions contemplated by this Agreement, (i) the Company shall have received and delivered to the Purchaser a Parachute Payment Waiver from each Person receiving, or that is eligible to receive, a payment that may constitute a “parachute payment” under Section 280G of the Code prior to soliciting the Section 280G Approval and (ii) the Holders shall have (A) approved, pursuant to the method provided for in the regulations promulgated under Section 280G, any such “parachute payments” or (B) shall have voted upon and disapproved such “parachute payments,” and, as a consequence, such “parachute payments” shall not be paid or provided for in any manner and the Purchaser and its subsidiaries shall not have any Liabilities with respect to such “parachute payments.”

(l) 401(k) Plan. The Purchaser shall have received from the Company evidence satisfactory to the Purchaser that each Company Benefit Plan intended to be qualified under Section 401(k) of the Code has been terminated effective as of the day immediately prior to the Closing pursuant to resolutions duly adopted by the Company’s board of directors.

(m) Outstanding Evidences of Indebtedness. The Company shall have delivered to the Purchaser the underlying indebtedness documentation in respect of indebtedness owed to Leasing Technologies (evidenced by California UCC-1 financing statement file number 10-7231715996) and in respect thereof shall have delivered evidence reasonably satisfactory to the Purchaser either (a) amending the security grant in such indebtedness, and in the UCC-1 financing statement referenced above, in a manner reasonably satisfactory to the Purchaser that limits such security grant only to the assets financed with such indebtedness or (b) terminating all of such indebtedness.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions, any of which, if not fulfilled may be waived (in writing) by the Company:

(a) Representations and Warranties. All representations and warranties of the Purchaser contained in this Agreement that are qualified by “material,” “materiality” or “material adverse effect” shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct in all respects as of such date), and all other representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct in all material respects as of such date).

(b) Performance of Obligations by the Purchaser and Merger Sub. The Purchaser and Merger Sub shall have performed or complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing.

(c) Escrow Agreement and Ancillary Agreements. The Escrow Agent and the Purchaser shall have executed and delivered to the Shareholders Representative the Escrow Agreement, and the Purchaser shall have executed and delivered any other Ancillary Agreement, to which it is a party.

(d) Closing Certificates.

(i) The Purchaser shall have delivered, or caused to be delivered, to the Company certificates of any authorized officer of the Purchaser and Merger Sub as to compliance with the conditions set forth in Section 7.3(a) and Section 7.3(b) of this Agreement.

(ii) The Purchaser shall have delivered a certificate, dated as of the Closing Date, signed by the Secretary of Purchaser (A) certifying that attached thereto are correct and complete copies of the Purchaser’s certificate of incorporation and bylaws (each as amended through the Closing Date and in effect immediately prior to the Effective Time), (B) attaching a recent long-form good standing certificate of the Purchaser, certified by the Secretary of the State of Delaware, (C) certifying that attached thereto are true and correct copies of resolutions duly adopted by the board of directors of the Purchaser authorizing and approving the execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Purchaser is a party and the consummation of the transactions contemplated hereby and thereby, and (D) certifying the incumbency, signature and authority of the officers of the Purchaser authorized to execute and deliver this Agreement and the Ancillary Agreements to which the Purchaser is a party and all other documents, instruments or agreements related hereto or thereto required to be executed by the Purchaser.

Section 7.4 Frustration of Closing Conditions. None of the Company, Merger Sub or the Purchaser may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use commercially reasonable efforts to consummate the Merger and the other transactions contemplated hereby as required by and subject to Section 6.4.

ARTICLE VIII.

CLOSING

Unless this Agreement shall have been terminated in accordance with Section 9.1, the Closing shall occur as promptly as practicable (but in no event later than the third (3rd) Business Day) after all of the conditions set forth in Article VII (other than conditions which by their terms are required to be satisfied or waived at Closing) shall have been satisfied or waived by the party entitled to the benefit of the same, or at such other time and on a date as agreed by the Purchaser and the Company. The Closing shall take place at the Los Angeles offices of Latham & Watkins LLP, or at such other place as the Purchaser and the Company may agree.

ARTICLE IX.

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a) in writing by mutual consent of the Purchaser and the Company;

(b) by written notice from the Company to the Purchaser or the Purchaser to the Company, as the case may be, in the event the Closing has not occurred on or before March 31, 2012 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose breach of any provision of this Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to occur on or before the End Date;

(c) by written notice from the Company to the Purchaser or the Purchaser to the Company, as the case may be, if any Law that makes consummation of the Merger illegal or otherwise prohibited is enacted, adopted, promulgated or enforced, or any final and nonappealable ruling, judgment, injunction, order or decree of any Governmental Entity having competent jurisdiction is entered into making illegal or otherwise enjoining the consummation of the Merger substantially on the terms contemplated by this Agreement; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party whose breach of any provision of this Agreement causes or results in the imposition of such ruling, judgment, injunction, order or decree;

(d) by written notice from the Company to the Purchaser, if a breach or failure to perform any representation, warranty, covenant or agreement on the part of the Purchaser or Merger Sub set forth in this Agreement shall have occurred, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.3, and which breach has not been, or by its nature cannot be, cured within twenty (20) days after notice thereof has been provided to the Purchaser; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if the Purchaser is entitled to terminate this Agreement pursuant to Section 9.1(e);

(e) by written notice from the Purchaser to the Company, if a breach or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2, and which breach has not been, or by its nature cannot be, cured within twenty (20) days after notice thereof has been provided to the Company; provided that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if the Company is entitled to terminate this Agreement pursuant to Section 9.1(d); or

(f) by written notice from the Purchaser to the Company, if (i) the Company fails to deliver to Purchaser within two (2) Business Days after the date of this Agreement the Shareholder Consent, executed by shareholders of the Company holding the number of shares or votes necessary to provide the Required Shareholder Approval or (ii) an Approval Deficiency Event occurs and is not remedied within ten (10) Business Days after the Company’s receipt of notice from Purchaser of such Approval Deficiency Event.

Section 9.2 Effect of Termination. In the event of termination of this Agreement pursuant to this Article IX, this Agreement shall forthwith become void and there shall be no obligation on the part of any party hereto (or any of its officers, directors, managers, employees, consultants, agents, representatives or stockholders), except for obligations under Section 6.2(b) (Confidentiality Agreement), Section 6.5 (Public Announcements), Article XI (Shareholders Representative), Article XII (Miscellaneous Provisions) and this Section 9.2 (Effect of Termination), all of which shall survive the termination of this Agreement. Notwithstanding the foregoing, (a) nothing contained herein shall relieve any party hereto from liability for any intentional breach hereof and (b) in the event that the Purchaser terminates this Agreement pursuant to Section 9.1(f), then in any such event the Company shall pay the Purchaser, as promptly as possible following demand therefor by wire transfer of immediately available funds, all actually incurred, reasonable out-of-pocket fees and expenses incurred by the Purchaser and its Affiliates in connection with the transactions contemplated by this Agreement.

ARTICLE X.

INDEMNIFICATION

Section 10.1 Survival. Each representation and warranty contained in this Agreement shall survive the execution and delivery of this Agreement and the Effective Time and shall thereafter terminate and expire (together with the associated right of indemnity) on the date that is eighteen (18) months after the Closing Date; provided, however, that (a) the representations and warranties contained in Section 4.1 (Organization and Good Standing; No Subsidiaries), Section 4.2 (Authority and No Conflicts), Section 4.3 (Capitalization) and Section 4.23 (No Broker Fees) shall survive indefinitely, (b) the representations and warranties contained in Section 4.11 (Intellectual Property) shall survive until the later of (i) eighteen (18) months after the Closing Date and (ii) the Contingent Consideration Termination Date and shall then terminate (together with the associated right of indemnity) and (c) the representations and warranties contained in Section 4.17 (Company Benefit Plans), Section 4.18 (Labor Matters) and Section 4.21 (Tax Returns; Taxes) shall survive until ninety (90) days after the expiration of the applicable statute of limitations and shall then terminate (together with the associated right of indemnity) (the representations and warranties referenced in the foregoing clauses (a), (b) and (c), and all of the representations and warranties of a Seller Indemnifying Party contained in the Holder Letter or Letter of Acknowledgement delivered by such Seller Indemnifying Party pursuant to this Agreement, the “Surviving Representations”). Notwithstanding the foregoing, (i) in the event of fraud, intentional misrepresentation or willful or criminal misconduct in connection with a representation or warranty, such representation or warranty (and the associated right of indemnity) shall continue without limitation in relation to claims based on such fraud, intentional misrepresentation or willful or criminal misconduct; and (ii) if a claim for indemnification under this Article X has been made by an Indemnified Party in accordance with this Agreement prior to the expiration of the relevant representation or warranty, the applicable representation or warranty upon which such claim is based (and the associated right of indemnity with respect to such claim) shall not terminate with respect to such claim until such claim is resolved in accordance with this Agreement. The representations and warranties of any Seller Indemnifying Party contained in the Holder Letter or Letter of Acknowledgement delivered by such Seller Indemnifying Party pursuant to this Agreement (together with the associated right of indemnity) shall survive the execution and delivery of this Agreement and the Effective Time indefinitely. Except as provided above with respect to the representations and warranties in this Agreement, each and every covenant and indemnity contained in this Agreement, any Holder Letter or Letter of Acknowledgement (together with the associated right of indemnity) shall survive the execution and delivery of this Agreement and the Effective Time indefinitely. It is the express intent of the parties that, if the applicable survival period for a representation or warranty (and the associated right of indemnity), as provided in this Section 10.1, is shorter than the statute of limitations that would otherwise have been applicable to such representation or warranty, then, by contract, the applicable statute of limitations with respect to such representation or warranty (and the associated right of indemnity) shall be reduced to the shortened survival period provided in this Section 10.1. The parties further acknowledge that the survival periods set forth in this Section 10.1 are the result of arms’ length negotiations among the parties and they intend for the survival periods to be enforced as agreed by the parties. The right to indemnification or other remedy based on the representations, warranties, covenants and agreements contained herein will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Effective Time, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.

Section 10.2 Indemnification by the Seller Indemnifying Parties.

(a) From and after the Effective Time and subject to the limitations set forth in this Article X, the Seller Indemnifying Parties, severally in proportion to their respective Aggregate Pro Rata Shares, shall indemnify, defend and hold harmless the Purchaser, Merger Sub and their respective Affiliates (including the Surviving Corporation after the Effective Time) and each of their respective employees, directors, officers, representatives, agents, successors and assigns (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses incurred or suffered by any such party based upon, arising out of, resulting from or incident to:

(i) any breach or inaccuracy of any representation or warranty of the Company made pursuant to this Agreement;

(ii) any breach of any covenant or agreement of the Company made in this Agreement;

(iii) any Liabilities of the Company with respect to (A) Taxes for any Pre-Closing Tax Period and (B) the unpaid Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract, or otherwise; provided that, for purposes of this clause (iii), in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of such Tax period ending on the Closing Date shall be determined in accordance with Section 6.10(d);

(iv) any and all Closing Date Indebtedness to the extent not included in the Final Closing Date Indebtedness;

(v) any and all Transaction Expenses to the extent not included in the Final Transaction Expenses;

(vi) any demands made under Chapter 13 of the CGCL with respect to any Dissenting Shares (including any litigation or settlements (to the extent made in accordance with Section 10.5) relating to such demands and any amounts required to be paid by the Purchaser Indemnified Parties to holders of Dissenting Shares under Chapter 13 of the CGCL in excess of the amount that such holders would have been entitled to pursuant to this Agreement);

(vii) the Action disclosed on Schedule 10.2(a)(vii); or

(viii) any actual or alleged error in or omission from the Allocation Statement.

(b) From and after the Effective Time and subject to the limitations set forth in this Article X, each Seller Indemnifying Party (severally and for itself, himself or herself alone) shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against any and all Losses incurred or suffered by any such party based upon, arising out of or resulting from:

(i) any breach or inaccuracy of any representation or warranty of such Selling Indemnifying Party contained in the Holder Letter or Letter of Acknowledgement delivered by such Seller Indemnifying Party to the Purchaser pursuant to Section 3.12 of this Agreement; or

(ii) any breach of any covenant or agreement of such Seller Indemnifying Party contained in the Holder Letter or Letter of Acknowledgement delivered by such Seller Indemnifying Party to the Purchaser pursuant to Section 3.12 of this Agreement.

Section 10.3 Indemnification by the Purchaser. From and after the Effective Time, the Purchaser and the Surviving Corporation shall indemnify, defend and hold harmless the Holders, the Carve-Out Participants and each of their respective employees, directors, officers, representatives, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Losses incurred or suffered by any such party based upon, arising out of or resulting from:

(a) any breach or inaccuracy of any representation or warranty of the Purchaser or Merger Sub contained in this Agreement, or

(b) any breach of any covenant or agreement of the Purchaser or Merger Sub contained in this Agreement.

Section 10.4 Limitations on Indemnification. Notwithstanding Section 10.2 and Section 10.3, the rights to indemnification pursuant to the provisions of Section 10.2 and Section 10.3 are subject to the following limitations; provided, however, that, except as set forth Section 10.4(c), none of the following limitations shall apply to any claim based on fraud, intentional misrepresentation or willful or criminal misconduct:

(a) No indemnification payment shall be made to the Purchaser Indemnified Parties under Section 10.2(a)(i) or Section 10.2(b)(i) for any Losses unless and until the aggregate amount of all such Losses incurred or suffered exceeds One Hundred Seventy Five Thousand Dollars ($175,000) (the “Threshold”), at which time the entire amount of such Losses from the first dollar incurred or suffered by the Purchaser Indemnified Parties (including the Losses that were aggregated in calculating whether the Threshold had been reached) shall be paid.

(b) The maximum aggregate amount of Losses that may be received by Purchaser Indemnified Parties taken together (including, for the avoidance of doubt, amounts recovered by exercise of the right of offset contained in Section 10.9) for (i) Losses for any claims for indemnification pursuant to Section 10.2(a)(i) and Section 10.2(b)(i) shall be limited to an amount equal to Two Million Five Hundred Thousand Dollars ($2,500,000) (the “General Cap”), other than with respect to the Surviving Representations which shall not be limited to such amount; (ii) Losses for any claims for indemnification pursuant to Section 10.2(a)(i) based upon, arising out of or resulting from any breach or inaccuracy of Section 4.11 (Intellectual Property) shall be limited to an amount equal to fifty percent (50%) of the sum of the Final Merger Consideration and the Final Carve-Out Payments (the “Intellectual Property Indemnification Cap”) and (iii) the aggregate amount of all Losses for any claims for indemnification pursuant to Section 10.2, including with respect to the Surviving Representations and matters subject to the Intellectual Property Indemnification Cap, shall be limited to an amount equal to the sum of the Final Merger Consideration and the Final Carve-Out Payments (the “Aggregate Indemnification Cap”). The maximum aggregate amount of Losses that may be received by the Purchaser Indemnified Parties taken together from any individual Seller Indemnifying Party for (A) Losses for any claims for indemnification pursuant to Section 10.2(a)(i) and Section 10.2(b)(i) shall be limited to an amount equal to such Seller Indemnifying Party’s Aggregate Pro Rata Share multiplied by the General Cap, other than with respect to the Surviving Representations which shall not be limited to such amount; (B) Losses for any claims for indemnification pursuant to Section 10.2(a)(i) based upon, arising out of or resulting from any breach or inaccuracy of Section 4.11 (Intellectual Property) shall be limited to an amount equal to such Seller Indemnifying Party’s Aggregate Pro Rata Share multiplied by the Intellectual Property Indemnification Cap and (C) for all Losses for any and all claims for indemnification against such Seller Indemnifying Party pursuant to Section 10.2 (including claims described in clauses (A) and (B) of this sentence) shall be limited to an amount equal to such Seller Indemnifying Party’s Aggregate Pro Rata Share multiplied by the Aggregate Indemnification Cap.

(c) In the event of fraud, intentional misrepresentation or willful or criminal misconduct, unless a particular Seller Indemnifying Party committed (or was actively involved in the commission of) such fraud, intentional misrepresentation or willful or criminal misconduct, the Purchaser Indemnified Parties’ right to recover damages directly from such Seller Indemnifying Party in connection with such fraud, intentional misrepresentation or willful or criminal misconduct shall be limited as provided in Section 10.4(b)(C). In the event that a Seller Indemnifying Party committed (or was actively involved in the commission of) fraud, intentional misrepresentation or willful or criminal misconduct, none of the limitations in this Section 10.4 shall apply to any claim based on such fraud, intentional misrepresentation or willful or criminal misconduct.

(d) No indemnification payment shall be made to the Seller Indemnified Parties under Section 10.3(a) for any Losses unless and until the aggregate amount of all such Losses incurred or suffered exceeds an amount equal to the Threshold, at which time the entire amount of such Losses from the first dollar incurred or suffered by the Seller Indemnified Parties (including the Losses that were aggregated in calculating whether the amount of the Threshold had been reached) shall be paid.

(e) The maximum aggregate amount of Losses that may be received by the Seller Indemnified Parties taken together for Losses for any claims for indemnification pursuant to Section 10.3 shall be limited to an amount equal to Ten Million Five Hundred Thousand Dollars ($10,500,000).

(f) From and after the Effective Time, the Purchaser Indemnified Parties’ and the Seller Indemnified Parties’ sole and exclusive rights and remedies based on, arising out of or relating to this Agreement or any of the transactions contemplated hereby (and whether stated as tort, breach of contract or otherwise) shall be those rights and remedies set forth in this Article X (and, to the extent applicable, the rights and remedies provided in Section 6.14(h)); provided, however, that nothing herein shall preclude any party hereto from enforcing its rights to an injunction or specific performance with respect to the performance of post-Closing covenants, agreements or other post-Closing obligations pursuant to Section 12.13.

(g) The Purchaser Indemnified Parties and the Seller Indemnified Parties shall not be entitled to recover for a Loss under this Article X to the extent that such Person has actually recovered such Loss under third-party insurance (and not self insurance by itself or its Affiliates) held by, or for the benefit of, such Person (net of actual out-of-pocket expenses incurred in obtaining such amounts, any co-payment, retrospective premium adjustment and increased premiums resulting from such Loss). Each of the Purchaser Indemnified Parties and the Seller Indemnified Parties shall use its commercially reasonable efforts to recover amounts payable with respect to any Loss under any such third-party insurance policy; provided that (i) doing so is commercially reasonable and (ii) such obligation shall not be a condition to indemnification rights hereunder.

(h) The Purchaser Indemnified Parties shall not be entitled to indemnification with respect to any Loss that is a current liability, Closing Date Indebtedness or

Transaction Expenses to the extent reflected in the Final Net Working Capital, Final Closing Date Indebtedness or Final Transaction Expenses, and such Losses shall not be considered in determining whether the aggregate amount of all Losses incurred exceeds the Threshold. The intention of this Section 10.4(h) is to avoid double-counting of Losses to the extent that a payment with respect thereto was already made in conjunction with the Post-Closing Reduction or Post-Closing Addition.

Section 10.5 Indemnification Procedures.

(a) Any party providing indemnification pursuant to this Article X is referred to herein as an “Indemnifying Party,” and any Purchaser Indemnified Party or Seller Indemnified Party seeking indemnification pursuant to this Article X is referred to herein as an “Indemnified Party.”

(b) If any claim or demand is made against an Indemnified Party with respect to any matter, or any Indemnified Party shall otherwise learn of an assertion of a potential claim, by any Person who is not a party to this Agreement (or an Affiliate thereof) (a “Third-Party Claim”) which may give rise to a claim for indemnification against an Indemnifying Party under this Agreement, then the Indemnified Party shall promptly send notice in writing and in reasonable detail of the Third-Party Claim (such written notice, a “Third-Party Claim Notice”) to (i) the Shareholders Representative, in the event the Indemnifying Party is a Seller Indemnifying Party, or (ii) the Purchaser, in the event the Indemnifying Party is a member of the Purchaser Parties; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is actually prejudiced as a result thereof. Thereafter, the Indemnified Party will deliver to the Indemnifying Party promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received or transmitted by the Indemnified Party from or to the claimant in the Third Party Claim.

(c) The Indemnifying Party (or, in the event that the Indemnifying Party is a Seller Indemnifying Party, the Shareholders Representative) may, upon written notice to the Indemnified Party within thirty (30) days after the Indemnifying Party’s receipt of a Third-Party Claim Notice, assume the defense of the Third-Party Claim, the expenses of which such defense shall be paid, as incurred, by the Indemnifying Party (or, in the event that the Indemnifying Party is a Seller Indemnifying Party, the Shareholders Representative); provided that, as a condition precedent to the Indemnifying Party’s right to assume the defense of such Third-Party Claim, the Indemnifying Party (or, in the event that the Indemnifying Party is a Seller Indemnifying Party, the Shareholders Representative) must first acknowledge in writing to the Indemnified Party that the Indemnifying Party will indemnify the Indemnified Party from and against any Losses based upon, arising out of or resulting from such Third-Party Claim. If the Indemnifying Party (or, in the event that the Indemnifying Party is a Seller Indemnifying Party, the Shareholders Representative) assumes the defense of any such claim or legal proceeding, it may use counsel of its choice for such defense, subject to the approval of such counsel by the Indemnified Party, which approval shall not be unreasonably withheld or delayed.

The Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its counsel and at its own expense (provided that if the Indemnified Party reasonably determines based on the advice of counsel that the representation by counsel chosen by the Indemnifying Party creates a conflict of interest and notifies the Indemnifying Party (or, in the event that the Indemnifying Party is a Seller Indemnifying Party, the Shareholders Representative)) thereof, the Indemnified Party shall be entitled to participate in the defense of such claim with counsel of its choice for such purpose and the Indemnifying Party shall pay the reasonable fees and expenses of such counsel, as incurred, in accordance with the Indemnifying Party’s indemnification obligations hereunder (provided that that the Indemnifying Party shall not be required to pay the fees and expenses for more than one such counsel and one local counsel in each relevant jurisdiction for all Indemnified Parties). The Indemnifying Party (or, in the event that the Indemnifying Party is a Seller Indemnifying Party, the Shareholders Representative) shall be entitled to settle, compromise or consent to the entry of any judgment with respect to any such Third-Party Claim, with the written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed); provided, however, that the prior written consent of the Indemnified Party may be withheld in its sole discretion if such settlement, compromise or consent: (i) involves the payment of money damages that will be paid by the Indemnified Party under this Agreement in connection therewith; (ii) imposes any injunctive or other equitable relief against the Indemnified Party; (iii) requires the finding or admission of any wrongdoing by the Indemnified Party or (iv) does not include an express, unconditional release of the Indemnified Party from any liability or obligation with respect to such Third-Party Claim. If (A) the Indemnifying Party has not assumed the defense of a Third-Party Claim in accordance with this Section 10.5(c), (B) the Indemnifying Party fails to appropriately prosecute the defense of any Third-Party Claim that it has previously assumed or fails to pay the reasonable costs and expenses of the defense of any such Third-Party Claim (including fees of counsel), as incurred, or (C) the Third-Party Claim seeks an order, injunction or other equitable relief for other than monetary damages against the Indemnified Party, the Indemnified Party may, by written notice to the Indemnifying Party (or, in the event that the Indemnifying Party is a Seller Indemnifying Party, the Shareholders Representative), assume the exclusive right to defend, compromise or settle such claim or legal proceeding with counsel of the Indemnified Party’s selection, but the Indemnifying Party shall have no liability with respect to any compromise, settlement or consent to entry of any judgment with respect to such claim or legal proceeding without the prior written consent of the Indemnifying Party (or, in the event that the Indemnifying Party is a Seller Indemnifying Party, the Shareholders Representative) (which consent shall not be unreasonably withheld or delayed).

(d) If the Indemnifying Party assumes the defense of any Third-Party Claim in accordance with the preceding provisions, the Indemnifying Party will keep the Indemnified Party informed of all material developments relating to or in connection with such Third-Party Claim. If the Indemnifying Party assumes the defense of a Third-Party Claim in accordance with the preceding provisions, the parties hereto will reasonably cooperate in the defense thereof (with the Indemnifying Party being responsible for all reasonable out-of-pocket expenses of the Indemnified Party in connection with such cooperation). If the Indemnifying Party elects not to assume the defense of a Third-Party

Claim, the Indemnifying Party’s obligations under this Section 10.5(d) shall apply to the Indemnified Party.

(e) Any claim on account of Losses for which indemnification is provided under this Agreement which does not involve a Third-Party Claim shall be asserted by reasonably prompt written notice (a “Notice of Claim”), stating, in reasonable detail, and to the extent known, the nature and basis of such claim, a good faith, non-binding, preliminary estimate of the aggregate dollar amount of actual Losses that have arisen and are expected to arise as a result of such breach or other matter as set forth on such Notice of Claim (the “Claimed Amount”), given by the Indemnified Party to the Indemnifying Party (or, in the event that the Indemnifying Party is a Seller Indemnifying Party, the Shareholders Representative); provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party (or, in the event that the Indemnifying Party is a Seller Indemnifying Party, the Shareholders Representative) shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is actually prejudiced as a result thereof.

(f) Within the thirty (30)-day period commencing upon receipt by the Indemnifying Party of a Notice of Claim (the “Dispute Period”), the Indemnifying Party shall deliver to the Indemnified Party a written response (the “Response Notice”) in which the Indemnifying Party: (i) agrees that the full Claimed Amount is owed to the Indemnified Party; (ii) agrees that part, but not all, of the Claimed Amount (the “Agreed Amount”) is owed to the Indemnified Party; or (iii) indicates that no part of the Claimed Amount is owing to the Indemnified Party. Any part of the Claimed Amount that is not agreed to be owing to the Indemnified Party in the Response Notice shall be the “Contested Amount.” If a Response Notice is not received by the Indemnified Party prior to the expiration of the Dispute Period, then the Indemnifying Party shall be conclusively deemed to have agreed that the full Claimed Amount is owed to the Indemnified Party.

(g) If: (i) the Indemnifying Party delivers a Response Notice agreeing that the full Claimed Amount is owed to the Indemnified Party; or (ii) the Indemnifying Party does not deliver a Response Notice during the Dispute Period, then, subject to the limitations contained in this Agreement, the Claimed Amount shall be paid to the Indemnified Party in accordance with this Agreement within three (3) Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period, and (if such amount is to be paid from the Escrow Account), the parties shall jointly execute and deliver to the Escrow Agent an appropriate written notice instructing the Escrow Agent to make such payment.

(h) If the Indemnifying Party delivers a Response Notice agreeing that less than the full Claimed Amount is owed to the Indemnified Party, then the Agreed Amount shall be paid to the Indemnified Party in accordance with this Agreement within three (3) Business Days following the delivery of such Response Notice and (if such amount is to be paid from the Escrow Account), the parties shall jointly execute and deliver to the Escrow Agent an appropriate written notice instructing the Escrow Agent to make such payment.

(i) If the Indemnifying Party delivers a Response Notice indicating that there is a Contested Amount, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Indemnified Party and the Indemnifying Party resolve such dispute, they shall execute and deliver a settlement agreement stipulating the amount owed to the Indemnified Party (the “Stipulated Amount”), the Stipulated Amount shall be paid to the Indemnified Party in accordance with this Agreement within three (3) Business Days following the delivery of such settlement agreement and (if the Stipulated Amount is to be paid from the Escrow Account), the parties shall jointly execute and deliver to the Escrow Agent an appropriate written notice instructing the Escrow Agent to make such payment.

(j) If the Indemnifying Party and the Indemnified Party are unable to resolve the dispute relating to any Contested Amount prior to the later of (i) the expiration of the Dispute Period or (ii) thirty (30) days after the delivery of a Response Notice, then either the Indemnified Party or the Indemnifying Party may bring an Action to resolve such dispute in accordance with Section 12.4.

(k) Amounts agreed or finally determined to be payable from the Escrow Account in respect of indemnity claims shall be paid as follows: The Escrow Agent shall deliver to the Purchaser Indemnified Party from the Escrow Account (i) shares of Purchaser Common Stock (rounded to the nearest whole share) having a value (based on the Purchaser Closing Price) equal (as nearly as possible) to the Stock Percentage of the aggregate amount to be paid; and (ii) cash in an amount equal to the balance of the aggregate amount to be paid; provided, however, that, in the event that there is insufficient cash or shares of Purchaser Common Stock to make the payments described in either of foregoing clauses (i) or (ii), the Escrow Agent shall satisfy such shortfall with the payment of any other cash or property in the Escrow Account, if any.

Section 10.6 Calculation of Loss Amount. For purposes of determining the amount of any Losses with respect to any claim for indemnification under Section 10.2(a)(i) or Section 10.2(b)(i) (but not for purposes of determining whether any representation or warranty in this Agreement has been breached), any qualifiers as to materiality (including Company Material Adverse Effect), contained in an applicable representation and warranty shall be deemed to be deleted and shall be given no force or effect.

Section 10.7 Order of Indemnification Payments. In the event that a Purchaser Indemnified Party is entitled to an indemnification payment under this Article X from a Seller Indemnifying Party, such payment shall be satisfied, first, from the portion of the Escrow Amount allocated to such Seller Indemnifying Party by withdrawal from the Escrow Account and then, only after the cash and other property in the Escrow Account allocated to such Seller Indemnifying Party (based on its Individual Holding in the Escrow Account) have been exhausted, by set off against any Contingent Consideration Amounts owed and unpaid to such Seller Indemnifying Party, and finally, if no Contingent Consideration Amounts are then owed and unpaid to such Seller Indemnifying Party, from such Seller Indemnifying Party directly, subject in each case to the limitations contained in Section 10.4. In no event shall any Seller Indemnifying Party be liable personally, or with respect to any portion of the Escrow Account allocable to such Seller Indemnifying Party or any Contingent Consideration Amounts payable to such Seller Indemnifying Party, for the indemnification obligations of another Seller Indemnifying Party hereunder. Without limiting the foregoing, and for the avoidance of doubt, in the event of fraud, intentional misrepresentation or willful or criminal conduct by a Seller Indemnifying Party, no other Seller Indemnifying Party shall be liable therefor unless it committed (or was actively involved in the commission of) such fraud, intentional misrepresentation or willful or criminal conduct.

Section 10.8 Treatment of Indemnification Payments. Any payment made after the Closing pursuant to indemnification obligations arising under this Agreement shall constitute an adjustment to the Final Merger Consideration and Final Carve-Out Payments for all purposes, including federal, state and local Tax and financial accounting purposes, and shall be treated as such by the Purchaser and the Seller Indemnifying Parties on their Tax Returns to the extent permitted by Law.

Section 10.9 Set-Off. The Purchaser is hereby authorized at any time and from time to time (upon identification of any Loss for which any Purchaser Indemnified Party is or may be entitled to indemnification under this Article X), to withhold and set-off and apply against the Contingent Consideration Amounts that may be owed or may be payable in the future by the Purchaser hereunder or the Escrow Amount, any amounts (the “Indemnified Amounts”) subject to a pending indemnification claim by a Purchaser Indemnified Party pursuant to this Article X, although the Indemnified Amounts may be contingent or unmatured. In the event that the Purchaser exercises its right of set-off with respect to the Contingent Consideration Amounts under this Section 10.9 and the Purchaser is finally determined not to be entitled to indemnification for the amount of such set-off, then promptly following such determination the Purchaser shall deposit the applicable Contingent Consideration Amount into the Exchange Fund to be disbursed to the Seller Indemnifying Parties in accordance with the Exchange Agent Agreement.

Section 10.10 No Contribution. No Seller Indemnifying Party shall have, and no Seller Indemnifying Party shall exercise or assert (or attempt to exercise or assert), any right of contribution or right of indemnity against the Surviving Corporation, in connection with any indemnification obligation to a Purchaser Indemnified Party to which such Seller Indemnifying Party may become subject or which may be payable out of the Escrow Account or from the Contingent Consideration Amounts under or in connection with this Agreement. From and after the Effective Time, the Seller Indemnifying Parties (and the Shareholders Representative, on behalf of itself and the Seller Indemnifying Parties), hereby irrevocably waive and release the Surviving Corporation from any such right of contribution or right of indemnity from or against the Surviving Corporation with respect to indemnification payments to Purchaser Indemnified Parties pursuant to this Agreement. In addition, with respect to such waiver and release, the Seller Indemnifying Parties and the Shareholders Representative, on behalf of itself and the Seller Indemnifying Parties, specifically waive the benefit of the provisions of Section 1542 of the Civil Code of the State of California (“Section 1542”), which reads as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE

MATERIALLY AFFECTED HIS SETTLEMENT WITH DEBTOR.

The Seller Indemnifying Parties understand and acknowledge the significance and consequence of this specific waiver of the provisions of Section 1542. The Seller Indemnifying Parties acknowledge that they have received or have had the opportunity to receive independent legal advice from their attorneys regarding this waiver.

Section 10.11 Duty to Mitigate. Each Indemnified Party shall use its commercially reasonable efforts to mitigate Losses for which an Indemnifying Party is required to indemnify such Indemnified Party under this Article X; provided, however, that (a) this Section 10.11 shall not require any Indemnified Party to take any action to recover Losses from any third party unless doing so is commercially reasonable; and (b) the taking of any such action shall not be a condition to indemnification rights hereunder. Notwithstanding the foregoing, no Indemnified Party shall be required to take any action to recover Losses from any customer of such Indemnified Party or its Affiliates.

Section 10.12 Release from Escrow Account. Within three (3) Business Days after the date that is eighteen (18) months after the Closing Date (the “Escrow Release Date”), in accordance with the terms and conditions of the Escrow Agreement, the Purchaser and the Shareholders Representative shall jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to release from the Escrow Account to each Seller Indemnifying Party: (a) the aggregate amount remaining in the Seller Indemnifying Party’s Individual Holding as of the Escrow Release Date, minus (b) the aggregate amount, as of the Escrow Release Date, of the Segregated Funds (as defined in the Escrow Agreement) in such Seller Indemnifying Party’s Individual Holding as of the Escrow Release Date.

ARTICLE XI.

SHAREHOLDERS REPRESENTATIVE

Section 11.1 Shareholders Representative Appointment and Duties. Shareholder Representative Services LLC (or any successor thereto appointed in accordance with Section 11.2) (the “Shareholders Representative”), is hereby appointed the exclusive agent, proxy and attorney-in-fact for each of the Holders (except for the holders of the Dissenting Shares) and the Carve-Out Participants. The Shareholders Representative shall have the authority to act for and on behalf of the Holders and the Carve-Out Participants, including, without limitation, (a) to consummate the transactions contemplated herein, including, but not limited to, executing and delivering of the Escrow Agreement (with such modifications or changes therein as to which the Shareholders Representative, in its sole discretion, shall have consented), (b) to communicate to, and receive all communications and notices from, the Purchaser, Merger Sub and the Surviving Corporation, (c) to do each and every act, implement any decision and exercise any and all rights which the Holders or Carve-Out Participants are permitted or required to do or exercise under this Agreement or any of the Ancillary Agreements or other exhibits, schedules, certificates, agreements or documents delivered in connection with this Agreement (the “Transaction Documents”), including, without limitation, enforcing the rights of the Holders or Carve-Out Participants under Article III, (d) to execute and deliver on behalf of Holders and Carve-Out Participants any amendment or waiver hereto or to any of the Transaction Documents, (e) to negotiate, settle, compromise and otherwise handle any post-

closing adjustments and all claims for indemnification made by any Purchaser Indemnified Party, (f) to authorize delivery to a Purchaser Indemnified Party of any funds and property in its possession or in the possession of the Escrow Agent in satisfaction of claims by such Purchaser Indemnified Party, (g) to agree to, negotiate, enter into settlements and compromises of, and commence, prosecute, defend, participate in, settle, dismiss or otherwise terminate, as applicable, any claim, litigation, action, proceeding or investigation relating to the Company, the Company Capital Stock, the Holders, the Carve-Out Participants, this Agreement, any of the Transaction Documents or any of the transactions contemplated by this Agreement or the Transaction Documents, and to comply with orders of courts and awards of courts, mediators and arbitrators with respect to such litigation, action, proceeding or investigation and (h) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all actions that the Shareholders Representative, in its sole discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement and the Transaction Documents. The Shareholders Representative shall, in this regard, have all of the rights and powers which the Holders or Carve-Out Participants would otherwise have, and the Holders and Carve-Out Participants agree that the Purchaser, Merger Sub and the Surviving Corporation shall be entitled to rely exclusively upon all actions taken or omitted to be taken by the Shareholders Representative pursuant to the Transaction Documents and any of the foregoing matters. The Shareholders Representative shall for all purposes be deemed the sole authorized agent of the Holders and the Carve-Out Participants until such time as the agency is terminated. Each of the Holders and Carve-Out Participants agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Shareholders Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Holder or Carve-Out Participants. All decisions and actions (including, without limitation, documents executed and delivered) by the Shareholders Representative shall be binding upon all of the Holders and Carve-Out Participants, and no such Holder or Carve-Out Participant shall have the right to object, dissent, protest or otherwise contest the same.

Section 11.2 Resignation or Removal of the Shareholders Representative. The Shareholders Representative may be removed by the Holders at any time upon the vote of the Persons who were the holders of a majority of the outstanding shares of Preferred Stock and Common Stock as of immediately prior to the Closing, voting together as a single class. Subject to the appointment and acceptance of a successor Shareholders Representative as provided below, the Shareholders Representative may resign at any time thirty (30) days after giving notice thereof to the Holders. Upon any such removal or resignation, the Holders may appoint a successor Shareholders Representative by a vote of the Persons who were the holders of a majority of the outstanding shares of Preferred Stock and Common Stock as of immediately prior to the Closing, voting together as a single class. If no successor Shareholders Representative shall have been appointed by the Holders and accepted such appointment within twenty (20) days after the retiring Shareholders Representative’s giving of notice of resignation or the Holders’ removal of the Shareholders Representative, then the retiring or removed Shareholders Representative may, on behalf of the Holders, appoint a successor. Upon the acceptance of any appointment as the Shareholders Representative hereunder, such successor Shareholders Representative shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Shareholders Representative, and the retiring or removed Shareholders Representative shall be discharged from its duties and obligations hereunder. After any retiring or removed Shareholders Representative’s resignation or removal, as applicable, hereunder as the Shareholders Representative, the provisions of Section 11.1 shall continue in effect for such retiring Shareholders Representative’s benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Shareholders Representative. Each retiring or removed Shareholders Representative shall give prompt written notice of such retirement or removal and the identity of any successor Shareholders Representative to the Carve-Out Participants.

Section 11.3 Liability of Shareholders Representative. The Shareholders Representative shall not incur any liability to any of the Holders or Carve-Out Participants with respect to any action taken in reliance upon any note, direction, instruction, consent, statement or other document believed by the Shareholders Representative to be genuinely and duly authorized, or for any other action or inaction in its capacity as the Shareholders Representative, excepting only the fraud, willful misconduct or gross negligence of the Shareholders Representative. The Shareholders Representative may, in all questions arising hereunder or under the Escrow Agreement, rely on the advice of legal counsel, and, for anything done, omitted or suffered in good faith by the Shareholders Representative based on such advice, the Shareholders Representative shall not be liable to any Holders or Carve-Out Participants while acting in its capacity as Shareholders Representative. The Holders and Carve-Out Participants shall (severally and not jointly, in accordance with their respective Aggregate Pro Rata Shares) indemnify the Shareholders Representative and its members, managers, successors and assigns and hold the Shareholders Representative harmless against any loss, liability or expense (including, without limitation, reasonable attorneys’ fees and expenses) incurred on the part of the Shareholders Representative and arising out of or in connection with the acceptance, performance or administration of the Shareholders Representative’s duties hereunder (“Representative Losses”), in each case as such loss, liability or expense is incurred or suffered. If not paid directly to the Shareholders Representative by the Holders and the Carve-Out Participants, any such expenses of the Shareholders Representative may be recovered by the Shareholders Representative from the amounts (a) in the Escrow Account otherwise distributable to the Holders and the Carve-Out Participants pursuant to the terms hereof and the Escrow Agreement at the time of distribution in accordance with written instructions delivered by the Shareholders Representative to the Escrow Agent, and (b) from any Contingent Consideration actually payable to the Holders or the Carve-Out Participants pursuant to written instructions delivered by the Shareholders Representative to the Purchaser; provided that while this section allows the Shareholders Representative to be paid from amounts that have been disbursed from the Escrow Account and the Contingent Consideration, this does not relieve the Holders and the Carve-Out Participants from their obligation to promptly pay such Representative Losses as such Representative Losses are suffered or incurred, nor does it prevent the Shareholders Representative from seeking any remedies available to it at law or otherwise.

Section 11.4 Right of Access. From and after the Effective Time, the Purchaser shall, and shall cause the Surviving Corporation to, provide the Shareholders Representative, upon reasonable prior notice, with reasonable access during normal business hours to information about the Surviving Corporation (including, but not limited to, the books and records of the Surviving Corporation relevant to, and reasonable access to personnel or representatives of the Surviving Corporation and the Purchaser responsible for, any Third-Party Claim that is the subject of a claim for indemnification under Article X) solely for purposes of performing its duties and exercising its rights under this Agreement. Notwithstanding the foregoing, the Purchaser shall not be required to provide, or cause the Surviving Corporation to provide, the Shareholders Representative any competitively sensitive or privileged information.

ARTICLE XII.

MISCELLANEOUS PROVISIONS

Section 12.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, or if sent by United States certified mail, return receipt requested, postage prepaid, shall be deemed duly given on delivery by United States Postal Service, or if sent by facsimile or receipted overnight courier services shall be deemed duly given on the Business Day received if received prior to 5:00 p.m. local time or on the following Business Day if received after 5:00 p.m. local time or on a non-Business Day, addressed to the respective parties hereto as follows:

To the Purchaser or Merger Sub or, after Closing, to the Surviving Corporation:	Guidance Software, Inc.
215 North Marengo Avenue Pasadena, California 91101 Attention: General Counsel Facsimile: (626) 316-5994

with a copy to:	Latham & Watkins LLP 355 South Grand Avenue Los Angeles, CA 90071-1560 Attention: Julian T.H. Kleindorfer David A. Zaheer Facsimile: (213) 891-8763

To the Company:	CaseCentral, Inc. 50 California Street, Suite 200 San Francisco, California 94111 Attention: Christopher Kruse Facsimile: (415) 989-2300

with copies to:	DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303-2214 Attention: James M. Koshland Richard S. Millard Facsimile: (650) 687-1178

To the Shareholders Representative:	Shareholder Representative Services LLC 601 Montgomery Street, Suite 2020 San Francisco, CA 94111 Attention: Managing Director Facsimile: (415) 962-4147

with a copy to:	DLA Piper LLP 2000 University Avenue East Palo Alto, CA 94303 Attention: James M. Koshland Richard S. Millard Facsimile: (650) 687-1178

or to such other representative or at such other address as such Person may furnish to the other parties in writing.

Section 12.2 Assignment; Successors in Interest. No assignment or transfer by any party hereto of such party’s rights and obligations hereunder shall be made except with the prior written consent of the other parties hereto. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, and any reference to a party hereto shall also be a reference to the successors and permitted assigns of such party.

Section 12.3 Captions. The titles, captions and table of contents contained herein are inserted herein only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

Section 12.4 Governing Law; Venue. This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of California, regardless of the laws that might otherwise govern under applicable conflicts of laws or choice of laws rules or principles. All actions arising out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in the State of California; provided, however, that if such federal court does not have jurisdiction over such action, such action shall be heard and determined exclusively in any state court sitting in the State of California. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the State of California for the purpose of any action arising out of or relating to this Agreement brought by either party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above named courts.

Section 12.5 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto hereby (a) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it has been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 12.5.

Section 12.6 Severability. If any term or provision of this Agreement or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable such term or provision in any other jurisdiction, the remaining terms and provisions of this Agreement or the application of such terms and provisions to circumstances other than those as to which it is held invalid or enforceable.

Section 12.7 Counterparts. This Agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 12.8 Parties in Interest. Nothing expressed or implied herein is intended, or shall be construed, to confer upon or give any Person other than the parties hereto, and their successors and permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such Person being deemed a third-party beneficiary hereof, other than the provisions of Section 6.16 and Article X (which are intended for benefit of the Persons covered thereby or the Persons entitled to payment thereunder and may be enforced by such Persons) and the provisions of Article III (which are intended for the benefit of the Holders and Carve-Out Participants entitled to payment thereunder, provided that such payment provisions may be enforced on the behalf of such Holders and Carve-Out Participants only by the Shareholders Representative and not by any Holder or Carve-Out Participant directly).

Section 12.9 Amendment; Waiver.

(a) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Purchaser and the Shareholders Representative (and, if prior to the Effective Time, the Company).

(b) Any agreement on the part of a party hereto to any extension or waiver of any provision hereof shall be valid only if set forth in an instrument in writing signed on behalf of such party. A waiver by a party hereto of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 12.10 Entire Agreement. This Agreement, together with the Ancillary Agreements, the Company Disclosure Schedule and the exhibits and schedules hereto and thereto, constitutes the entire agreement among the parties hereto with respect to its subject matter and supersedes all prior and contemporaneous agreements, understandings and negotiations, both written and oral, among the parties with respect to such subject matter (except for the Confidentiality Agreement, which shall remain in full force and effect).

Section 12.11 Transaction Costs. Except as expressly provided herein, (a) the Purchaser shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and attorneys, and (b) the fees, costs and expenses of the Company incurred in connection herewith and the transactions contemplated hereby shall be paid for pursuant to Section 3.5(e) of this Agreement or Section 10.2(a)(v) if the Closing occurs and by the Company if the Closing does not occur.

Section 12.12 Retention of Counsel. In any dispute or proceeding arising under or in connection with this Agreement, the Shareholders Representative, the Holders and the Carve-Out Participants (collectively, the “Selling Parties”) shall have the right, at their election, to retain the firm of DLA Piper LLP (US) to represent them in such matter, and the Purchaser, for itself, Merger Sub and the Surviving Corporation and for the Purchaser’s, Merger Sub’s and the Surviving Corporation’s respective successors and assigns, hereby irrevocably waives and consents to any such representation in any such matter and the communication by such counsel to the Selling Parties in connection with any such representation of any fact known to such counsel arising by reason of such counsel’s prior representation of the Selling Parties or the Company. In any dispute or proceeding arising under or in connection with this Agreement, the Purchaser, Merger Sub and the Surviving Corporation shall have the right, at their election, to retain the firm of Latham & Watkins LLP to represent them in such matter, and the Selling Parties and their respective successors and assigns, hereby irrevocably waive and consent to any such representation in any such matter.

Section 12.13 Specific Performance. Each of the parties to this Agreement acknowledges and agrees that the other parties to this Agreement would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, notwithstanding anything to the contrary set forth in this Agreement, each of the parties to this Agreement hereby agrees that the other parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by the other party under this Agreement, and each party to this Agreement hereby agrees to waive the defense in any such suit that the other parties to this Agreement have an adequate remedy at law, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief.

Section 12.14 Cumulative Remedies. All rights and remedies of any party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed, as of the date first above written.

CASECENTRAL, INC.

By:	/s/ Christopher S. Kruse
Name: Christopher S. Kruse
Title: CEO

GUIDANCE SOFTWARE, INC.

/s/ Victor T. Limongelli
Name: Victor T. Limongelli
Title: CEO

CLOUD ACQUISITION CORP.

/s/ Victor T. Limongelli
Name: Victor T. Limongelli
Title: President

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as Shareholders Representative

By:	/s/ W. Paul Koenig
Name: W. Paul Koenig
Title: Managing Director